  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 29, 1999
                                                      REGISTRATION NO.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ---------------------
                                   FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ---------------------
                               CALLNOW.COM, INC.
            (Exact name of Registrant as specified in its charter)

                 DELAWARE                        5961                     87-0360333
   (State or other Jurisdiction of   (Primary Standard Industrial      (I.R.S. Employer
    incorporation or organization)    Classification Code Number)   Identification Number)

                                50 BROAD STREET
                         NEW YORK, NEW YORK 10004-2307
                                (212) 686-2000
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                             CHRISTIAN BARDENHEUER
                     CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                50 BROAD STREET
                         NEW YORK, NEW YORK 10004-2307
                                (212) 686-2000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                With copies to:

          NEIL P. PARENT, ESQ.                  STEPHEN J. GULOTTA, JR., ESQ.
   STAIRS DILLENBECK FINLEY & MERLE     SQUADRON, ELLENOFF, PLESENT & SHEINFELD, LLP
    330 MADISON AVENUE, SUITE 2900                    551 FIFTH AVENUE
         NEW YORK, NY 10017-1005                   NEW YORK, NY 10176-0001
            (212) 697-2700                             (212) 661-6500

                             ---------------------
     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                            ---------------------
                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------

    TITLE OF EACH CLASS                          PROPOSED MAXIMUM      PROPOSED MAXIMUM
    OF SECURITIES TO BE          AMOUNT TO        OFFERING PRICE           AGGREGATE            AMOUNT OF
         REGISTERED            BE REGISTERED         PER SHARE        OFFERING PRICE (1)     REGISTRATION FEE
Common Stock (2) ..........     5,284,297       $ 8.00               $42,274,376              $ 12,470.94
Representatives' Warrants .      400,000          .0001              $        40                       (3)
Common Stock Underlying
The Representatives'
Warrants (4) ..............      400,000        $ 9.60               $ 3,840,000              $  1,132.80
Totals ....................                                          $46,114,416              $ 13,603.74

- --------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457.
(2) Includes 624,734 shares of Common Stock subject to the Underwriters' over-allotment option and 659,563 shares of Common Stock owned by existing stockholders.
(3)   No fee due pursuant to Rule 457(g).
(4) Pursuant to Rule 416, this Registration Statement also covers such additional shares of Common Stock as may be issued as a result of the anti-dilution provisions of the Representatives' Warrants.
                            ---------------------
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES
AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE
A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME
EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                       ---------------------------------
                   SUBJECT TO COMPLETION--SEPTEMBER 29, 1999




                                   PROSPECTUS
- --------------------------------------------------------------------------------
                                4,164,891 SHARES



                           [CALLNOW.COM, INC. LOGO]

                                  COMMON STOCK
                      ---------------------------------
     We are offering 4,000,000 shares of our common stock in a public offering. In addition, certain of our existing stockholders (the "Selling Stockholders") are offering 164,891 shares. Prior to this offering, our common stock has been traded in the National Quotation Bureau, LLC's Pink Sheets under the symbol "CALN". Although our common stock is traded in the Pink Sheets, such trading has been limited and sporadic. The last reported bid price of our common stock on September 22, 1999 was $1.125 per share. See "Price Range Of Our Common Stock." It is currently estimated that the public offering price will be between $6.00 and $8.00 per share. See "Underwriting" for the factors to be considered in determining the public offering price. We intend to file an application for our shares to be included for quotation on the Nasdaq National Market System under the symbol "CALN".


     An additional 494,672 shares of common stock are also being registered by us on behalf of certain of our stockholders ("Registering Stockholders"). These shares are subject to an agreement between the Registering Stockholders and the underwriters whereby such shares may not be sold by the Registering Stockholders without the consent of Kaufman Bros., L.P. until 180 days after the date of this prospectus. See "Shares Eligible for Future Sale" and "Underwriting." We will not receive any of the proceeds of the sale of shares of common stock by the Selling Stockholders or the Registering Stockholders. We are paying all costs incurred in the registration of shares of common stock offered hereby.




                                                  PER SHARE     TOTAL
                                                 -----------   ------
Public offering price ........................   $             $
Underwriting discount & commissions ..........   $             $
Proceeds, before expenses, to us .............   $             $
Proceeds to Selling Stockholders .............   $             $

   SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR FACTORS THAT YOU SHOULD CONSIDER BEFORE INVESTING IN OUR SHARES.


                      ---------------------------------
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


                      ---------------------------------
The underwriters may purchase up to 624,734 additional shares from us at the public offering price, less underwriting discount and commissions, to cover over-allotments.





KAUFMAN BROS., L.P.                                      JOHN G. KINNARD & CO.

   INSIDE FRONT COVER

   [Picture of CallNOW.com home page.]












                          FORWARD-LOOKING STATEMENTS


     This prospectus includes forward-looking statements based largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions identify these forward-looking statements. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described below under the caption "Risk Factors." In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated in the forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                              PROSPECTUS SUMMARY

     This summary sets forth the material highlights of the information contained elsewhere in this prospectus. It does not contain all the information that you should consider before investing in us, and you should read the entire prospectus carefully.

     Except as otherwise noted or where the context otherwise requires, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

     Unless the context otherwise requires, all references to "we" or "us" refer to CallNOW.com, Inc. and its wholly-owned subsidiary, AXICOM Communications Group, Inc.

OUR BUSINESS

     We offer telecommunications services through our e-commerce Web site (www.callnow.com). Our Web site is a communications portal with a look and feel that is tailored to local markets in approximately 230 countries, territories, dependencies and other locations, currently with a choice of four languages. Our services are provided globally and consist of international long distance, national long distance, and a free global online telephone directory, which currently generates over 1.5 million page impressions (page views) and over 400,000 user sessions (unique visitors) per month. Our customers currently consist primarily of individuals and small businesses, 80% of whom are located outside of the U.S.

     The principal service we offer is international and national long distance calling through call re-origination or "call-back", which we refer to on our Web site as "ReturnCall". Generally, this service offers our customers significant savings on international and national long distance calls. With the proceeds of this offering, we plan to add direct dial service in Europe, Japan and Australia and to expand the choice of languages available on our Web site. In addition, we intend to add calling cards, paging, fax service, a global online directory for renting cellular phones, and other telecommunications services and value-added features designed to make our Web site a single source solution for all of our customers' telecommunications needs.

     Our Web site is driven by our software that provides value-added features to enable our customers in real time to:

      o  Survey global telephone rates;

      o Sign up online for international and national long distance telephone service;

      o  Have their credit cards automatically validated and pre-authorized;

      o  Activate their accounts;

      o Review the details of each of their calls from the date of inception of their account;

      o Review current account information, including cumulative amounts, through the last call made; and

      o  Review monthly invoices.

     We launched our telecommunications services using the Internet in September 1998. We have over 4,000 active subscribers who have signed up for service on our Web site. This was achieved with limited funding and with little advertising or promotional programs.

OUR MARKET OPPORTUNITY

     We are benefiting from four converging trends:

      o Explosive growth in access to and use of the Internet worldwide, particularly outside the U.S.;

      o  Deregulation of telephony in overseas markets;

      o Growing consumer awareness in these markets of low-cost alternatives to the high cost of their national telephone company services; and

      o  Increasing transmission capacity of carriers globally.

     We believe that the convergence of these trends has created a significant opportunity for us to offer our one-stop shop for telecommunications services in an e-commerce platform.

OUR STRATEGY

     Our goal is to establish ourselves as a leading Web portal providing access to international and national telecommunications services enhanced by value-added features. Our strategy is to drive traffic to our CallNOW.com Web site and to develop the CallNOW.com brand through traditional marketing and advertising and through Internet related promotion and advertising. We are developing a network of affiliates to promote and drive traffic to our site. Our affiliates are compensated monthly with a percentage of revenue derived from customers that have signed up for our services from their sites. Our affiliate network currently includes:

      o  Major global search engines, which are accessed in many languages;

      o Country and language specific search engines aimed at country nationals and others who use non-English language sites;

      o Web sites of telecommunications resellers who are looking for interactive enhancements to their static sites; and

      o Web-based e-commerce retailers and other Web sites, including those that want to add an interactive service for telecommunications.

     We are targeting those countries with substantial amounts of international and national long distance traffic and that also account for the deepest non-U.S. Internet penetration. For example, in June, we entered into contracts with Lycos-Bertelsmann GmbH, a Pan European joint venture between Lycos Inc. and Bertelsmann GmbH, and with Lycos Japan, a joint venture between Lycos Inc., Sumitomo Corporation and Internet Initiative Japan. In both Europe and Japan, these Lycos affiliates will periodically place banners, promotional buttons, text links and other hyperlinks from their home pages to our Web site. Additionally, they will place promotional items on their search results pages. In return, these Lycos affiliates will share in the recurring monthly revenue derived from each customer they deliver to us.

     Telecommunications services are recurring monthly purchases. Accordingly, we expect our subscribers and others to visit our Web site frequently to review their call detail reports and monthly invoices and to use our free global telephone directory and the other telecommunications services we will offer. This will provide us with the opportunity to cross sell other products and services and sell targeted advertising that will reach our subscribers while they navigate our Web site.

     We currently provide our customers international and national long distance telecommunications services through our own switch. We intend to subcontract most of the switching services to facilities based providers in order to focus our resources on the execution of our strategy to become a leading Internet portal for the telecommunications market.

OUR HISTORY

     We were incorporated in August 1994, and began operations in 1995 as AXICOM Communications Group, Inc. In April 1999, all of the common stock of Axicom was acquired by the American Ostrich Corporation, a non-reporting company that was publicly traded on the OTC Bulletin Board under the symbol "AOC". As a result of this transaction, Axicom stockholders became the majority stockholders of American Ostrich Corporation, and American Ostrich Corporation reincorporated in Delaware and changed its name to CallNOW.com, Inc.

     Based upon an alphabetical phase in schedule established by the National Association of Securities Dealers, Inc., we were required to file current financial information with the Securities and Exchange Commission by August 1, 1999 in order to allow our common stock to continue to be quoted on the OTC Bulletin Board. We did not make the required filings by such date. As of August 2, 1999, quotations in the shares of our common stock can only be made in the National Quotation Bureau, LLC's Pink Sheets until we are able to complete our required filing. Once we respond satisfactorily to all SEC comments to the registration statement of which this prospectus is a part, we will satisfy the filing requirement. We intend to file an application for our shares to be included for quotation on the Nasdaq National Market System under the symbol "CALN".

     Our principal executive offices are located at 50 Broad Street, New York, New York 10004, and our telephone number is (212) 686-2000.

                                  THE OFFERING



Shares offered by us ...........................    4,000,000 Shares
Shares offered by Selling Stockholders .........      164,891 Shares
Total shares outstanding after this offering       10,314,666 Shares (1)
Use of proceeds ................................   For working capital and other general corporate
                                                   purposes, including advertising and promotion,
                                                   hiring of additional personnel, repayment of
                                                   accrued liabilities owed to senior management
                                                   and upgrading our computer hardware and
                                                   software. We will not receive any proceeds
                                                   from the shares sold by the Selling
                                                   Stockholders. See "Use of Proceeds."
Symbol in National Quotation Bureau,
 LLC's Pink Sheets (2) .........................   CALN

- ----------
(1)    Based on shares outstanding as of the date of this prospectus. Excludes
       (i) 282,825 shares of common stock issuable upon exercise of options at exercise prices ranging from $.01 to $2.75 per share, which options include an anti-dilution provision which will result in the additional issuance of options to purchase 200,000 shares of common stock at the offering price; (ii) 2,200,000 shares of common stock reserved for future issuance under a stock option plan which our Board of Directors has adopted, subject to stockholder approval, of which options to purchase 958,000 shares of common stock at exercise prices of $2.75 per share have been granted (such granted options are subject to an increase in exercise price if our compensation committee determines that such increase is necessary based on third party determinations of fair market value); (iii) 400,000 shares of common stock issuable upon exercise of the Representatives' Warrants at an assumed exercise price of $8.40 per share; and (iv) a maximum of 181,232 shares of common stock issuable upon conversion of $1,279,500 in principal amount of convertible debentures outstanding as of the date of this prospectus at an effective conversion price of $7.06 See "Capitalization," "Management--Employment and Consulting Agreements," "Related Party Transactions" and "Notes to Consolidated Financial Statements."

(2) We intend to file an application for our shares to be included for quotation on the Nasdaq National Market System under the symbol "CALN". See "Risk Factors--Risks Related To This Offering--Market For Common Stock."

                            SUMMARY FINANCIAL DATA

     The following tables present summary financial data derived from our financial statements included elsewhere in this prospectus. The balance sheet data for June 30, 1999, and the statement of operations data for the six-month periods ended June 30, 1999 and 1998, have not been audited by independent auditors, but in the opinion of our management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation have been included. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes thereto.




                                                                                                       SIX MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                                JUNE 30,
                                 -------------------------------------------------------------   -----------------------------
                                      1995            1996            1997            1998            1998            1999
                                 -------------   -------------   -------------   -------------   -------------   -------------
                                                                                                          (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Total revenues ...............    $  453,273      $1,674,955      $5,010,027      $2,295,202      $1,385,666      $  542,689
Loss from operations .........      (253,087)       (929,640)       (858,771)       (550,942)       (231,932)       (442,195)
Interest expense .............            --           1,154          58,568          90,436          23,763          36,848
Net loss .....................      (253,087)       (930,794)       (917,339)       (641,378)       (255,695)       (525,965)
Net loss per share ...........         (0.08)          (0.24)          (0.24)          (0.17)          (0.07)          (0.11)
Common shares ................     3,055,525       3,875,000       3,875,000       3,875,000       3,875,000       4,577,162


                                                             JUNE 30, 1999
                                           --------------------------------------------------
                                                              (UNAUDITED)
                                                                               PRO FORMA, AS
                                                ACTUAL        PRO FORMA(1)     ADJUSTED(1)(2)
                                           ---------------   --------------   ---------------
BALANCE SHEET DATA:
Cash ...................................    $    152,565       $2,156,162       $17,176,162
Current assets .........................         262,121        2,265,718        17,285,718
Current liabilities ....................       1,583,360        1,583,360         1,083,360
Working capital (deficit) ..............      (1,321,239)         682,358        16,202,358
Total assets ...........................       1,269,064        3,272,661        27,692,661
Long-term debt and other liabilities           1,713,747        1,234,747         1,234,747
Stockholders' equity (deficit) .........      (2,028,043)         454,554        25,374,554

- ----------
(1) Adjusted to reflect the sale of 691,853 shares of common stock in private placements and the issuance of 40,000 shares in connection with the sale of technology agreements that were consummated subsequent to June 30, 1999 but prior to the date of this prospectus. Also, reflects the conversion of $479,000 principal amount of convertible debenture into 343,662 shares of our common stock and the exercise of warrants to purchase 100,000 shares of our common stock.

(2) Adjusted for the sale of the common stock offered hereby and application of the estimated net proceeds therefrom.

                                 RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the following risk factors, in addition to the other information in this prospectus, before purchasing shares of our common stock. Each of these risk factors could adversely affect our business, operating results and financial condition and the price of our common stock.


RISKS RELATED TO ESTABLISHMENT OF OUR BUSINESS


OUR REVENUES HAVE FALLEN, WE HAVE INCURRED LOSSES AND WE ANTICIPATE LOSSES WILL CONTINUE

     In the process of implementing our Internet strategy in September 1998, we abandoned certain lines of business which generated approximately $2.5 million in revenue in the preceding fiscal year. As a result, our revenues have fallen from approximately $5.0 million in 1997 to approximately $2.3 million in 1998, and from approximately $1.4 million in the first six months of 1998 to approximately $0.5 million in the first six months of 1999. While we believe that the Internet strategy we have implemented and plan to finance with the proceeds of this offering will result in a growth in revenues, we have not yet experienced any significant increase.

     We have recorded a substantial net loss for each fiscal period since our inception and expect to continue to incur substantial net losses for the foreseeable future. We incurred net losses of approximately $0.6 million in 1998 and approximately $0.9 million in 1997, approximately $0.5 million in the first six months of 1999 and approximately $0.3 million in the first six months of 1998. Furthermore, if the implementation of our Internet strategy is successful and we achieve the growth we anticipate in our business, we expect our cost of sales and operating expenses to increase significantly, especially in the areas of sales, marketing and brand promotion. We will, therefore, need to generate significant revenues to achieve profitability. See "Selected Financial Data" and Management's Discussion and Analysis of Financial Condition and Results of Operations."


WE MAY NEVER ACHIEVE PROFITABILITY OR THE ABILITY TO REMAIN A GOING CONCERN

     Our revenues may not grow as anticipated, or at all. We may continue to incur losses and may never achieve profitability or be able to maintain ourselves as a going concern. Even if we do, we may be unable to sustain or increase profitability in the future. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


WE MAY NEED ADDITIONAL CAPITAL TO FINANCE GROWTH AND CAPITAL REQUIREMENTS

     We must continue to enhance and expand our services and build out our Internet infrastructure in order to respond to competitive pressures and to meet our customers' increasing demands for service quality, availability and competitive pricing. We believe that, based upon our present business plan, our existing cash resources, the cash resources provided by the proceeds of this offering, and the expected cash flow from operating activities will be sufficient to meet our currently anticipated working capital and capital expenditure requirements for at least the next 12 months. If our growth exceeds current expectations or we expedite or expand our growth plan, or if our cash flow from operations is insufficient to meet our working capital and capital expenditure requirements, we will need to raise additional capital from equity or debt sources. We cannot assure you that we will be able to raise such capital on favorable terms or at all. If we are able to obtain such capital, as and when necessary, the terms of such financing may contain restrictive covenants that might affect our common stock, such as limitations or prohibitions on payment of dividends or, in the case of a debt financing, reduced earnings due to interest expenses. Any further issuance of equity securities would likely have a dilutive effect on the holders of our common stock.


RISKS OF EXPANSION AND IMPLEMENTATION OF GROWTH STRATEGY

     Our expansion into new businesses has placed, and may continue to place, a strain on our management, administrative, operational, financial and technical resources and increased demands on our systems and controls. A failure to effectively provide customer and technical support services will adversely affect our ability to maintain our existing customer base and attract new customers. Expected increases in our telecommunications customer base and Internet subscriber base will produce increased demands on our sales, marketing and administrative resources, our engineering and technical resources, and our customer and technical support resources, as well as on our switching and routing capabilities and network infrastructure. As of September 27, 1999, we had 15 employees. We will need to hire additional sales and marketing, technical, administrative and management personnel. In addition, we will need to hire or retrain managerial and support personnel for the new services we intend to offer. Although we have hired additional personnel and upgraded certain of our systems, we cannot assure you that our administrative, operating and financial control systems, infrastructure, personnel and facilities will be adequate to support our future operations or maintain and effectively adapt to future growth.


RISKS THAT COULD IMPEDE GROWTH

     Our ability to continue to grow may also be affected by various factors, many of which are not within our control, including U.S. and foreign regulation of the telecommunications and Internet industries, competition and technological developments. Part of our growth strategy is dependent upon the continued deregulation of foreign telecommunications markets. We cannot assure you that such deregulation will occur when or to the extent anticipated. The effect of foreign deregulation on us is also uncertain. While we expect that deregulation will give rise to new opportunities, the increase in competition expected to result from deregulation could cause our ReturnCall services and other services we intend to offer to suffer and could have other material adverse effects on our business, financial condition or results of operations.


BOTH INVESTORS AND OUR MANAGEMENT WILL HAVE VERY LIMITED INFORMATION AVAILABLE TO THEM IN MAKING DECISIONS RELATING TO US BECAUSE OF OUR LIMITED OPERATING HISTORY

     Historically, we marketed our services through independent local representatives called agents, through one of whom we sold our services on a "wholesale" basis, and others who recruited and collected bills from our base of existing customers, which consists primarily of individuals, small and medium-sized companies and foreign subsidiaries of large corporations. We determined in mid-1997 to abandon the wholesale business and to expand our retail marketing efforts beyond our network of agents by developing an interactive e-commerce platform to offer ReturnCall with value-added telephone service enhancements directly to our customers.

     We have a very limited operating history in offering our services through the Internet upon which an investor may evaluate us with respect to our current business and our prospects. Our business model is evolving and an investor must consider the substantial and sometimes unforeseeable expenses frequently encountered by early stage companies, companies that are in the midst of significant business changes and companies that are in new and rapidly evolving markets, such as the retail marketing of telephone services and online commerce. Similarly, our management has only a limited operating history in this rapidly evolving industry on which to base important business decisions. This lack of information will make these management decisions very difficult and the outcome of the decisions uncertain. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Business Strategy."


WE MAY NOT BE ABLE TO GROW OUR CUSTOMER BASE AND GENERATE SALES IF WE ARE UNABLE TO POSITION THE CALLNOW.COM BRAND AND MAINTAIN OUR REPUTATION AND THE CREDIBILITY OF OUR SERVICES

     We believe that we must position the CallNOW.com name as a leading brand and maintain our reputation as a provider of low-cost value-added telephone services to under-served markets. Promoting and positioning the brand will depend largely on the success of our marketing efforts and our ability to provide access to high quality products and customer service. We cannot assure you that we will be successful in this regard. Building the CallNOW.com brand will require substantial marketing expenditures. Our sales and marketing expenses were approximately $0.4 million for 1998 and approximately $0.2 million in the first six months of 1999. We cannot assure you that our brand promotion activities will result in increased revenues or that any such revenues will offset our marketing expenditures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Business Strategy."


WE MAY NOT BE ABLE TO GROW OUR CUSTOMER BASE AND GENERATE SALES IF WE ARE UNABLE TO BROADEN OUR SERVICES

     Through the date of this prospectus, our consumer service offerings have consisted almost solely of ReturnCall services. With the proceeds of this offering, we plan to offer a limited number of other services to individual consumers and small businesses. See "Business--Future and Planned Services." In order to grow our customer base and generate sales, we must broaden our offerings to include other value-added telephone services and other related services. We cannot assure you that we will be able to do so. We do not intend to provide actual telephone service ourselves apart from the billing and monitoring available through our proprietary software, but rather will sell services provided by others under the CallNOW.com brand or through our affiliate network. Accordingly, we will need to establish relationships with increasing numbers of third parties to provide our customers access to those services through our Web site. Our experience in providing ReturnCall services may not be effective in purchasing and marketing other telephone services. We cannot assure you that we will be able to establish the third-party relationships necessary to broaden our service offerings as we plan. Moreover, the commercial availability of some of the services that we hope to offer is dependent on technological advances. We cannot assure you when or even that such advances will occur, that we will be able to develop profitably a sufficient selection of value-added telephone services or other services or that any of our services will achieve market acceptance.


WE MAY BE ADVERSELY AFFECTED BY RAPID TECHNOLOGICAL CHANGE

     The online commerce industry is characterized by:

     o  rapid technological changes;
     o  frequent emergence of new industry standards and practices; and
     o  continual changes in user and customer requirements and preferences.

     Failure to adapt to the evolving technologies, industry standards and user requirements and preferences on an ongoing basis could have a material adverse effect on our ability to attract customers to, and make sales through, our Web site. We cannot assure you that we will be successful in this regard. See "Business--Business Strategy."


OUR FAILURE TO DEVELOP AND MAINTAIN RELATIONSHIPS WITH MASTER AFFILIATES AND OTHER STRATEGIC WEB SITES COULD ADVERSELY AFFECT OUR ABILITY TO ATTRACT CUSTOMERS

     We believe that in order to attract significant traffic and thereby grow our customer base we will need to establish and maintain relationships with master affiliates, Internet portals (which are Web sites that offer a broad array of resources and services on the Internet to attract traffic to their sites, such as e-mail, discussion forums, search engines and online shopping malls) and other high-traffic Web sites that will carry links to our Web site. We will also need to establish and maintain relationships with content providers that will provide their Web sites with content that appeals to consumers who also have an interest in our services. Competition exists for these types of relationships and we likely will have to pay significant fees to establish and maintain these relationships. We cannot assure you that we will be able to enter into or maintain appropriate relationships on terms favorable to us, or that, even if we do, we will attract significant traffic to grow our customer base or generate sales.


WE MAY NOT BE ABLE TO IMPLEMENT ONGOING IMPROVEMENTS TO OUR WEB SITE

     Our ability to attract consumers and sell them our services over the Internet will depend on our ability to design and maintain a state-of-the-art Web site. We cannot assure you that our Web site will be successful in attracting customers. Our Web site could contain errors that are discovered in the future. We may be required to modify our Web site to correct these errors. We cannot assure you that we will be able to do so or that we will be able to implement the ongoing improvements that we believe are required for the continued success of a Web site. Moreover, we cannot estimate the related costs with any certainty.


RISKS RELATED TO THE TELECOMMUNICATIONS BUSINESS


RISKS OF THE INTERNATIONAL TELECOMMUNICATIONS BUSINESS

     We have generated, and plan to continue to generate, a substantial majority of our revenues by providing international telecommunications services to our customers on an individual consumer basis. The international nature of our operations will involve certain risks, such as changes in U.S. and foreign government regulations and telecommunications standards, dependence on foreign firms, tariffs, taxes and other trade barriers, the potential for nationalization and economic downturns and political instability in foreign countries. In addition, our business could be adversely affected by a reversal in the current trend toward deregulation of telecommunications carriers. We will be increasingly subject to these risks to the extent that we proceed with the planned expansion of our international operations.


WE ARE INVOLVED IN NEW AND UNCERTAIN MARKETS

     Many of the overseas markets in which we currently market telecommunications services are undergoing dramatic changes as a result of privatization and deregulation. The European Union has mandated competitive markets for the European telecommunications industry and the various European countries are at different stages of opening their telecommunications markets. As a result of privatization and deregulation, a new competitive environment is emerging in which major European telephone companies, media companies and utilities are entering the telecommunications market and forming new alliances which are radically changing the landscape for domestic and international telephone services. Open markets for telecommunications services are expected to evolve in other parts of the world as well. While we are focused on exploiting the imbalances that may be brought about by the often fragmented nature of deregulation, we are entering new and often unknown markets and, therefore, are unable to predict how such deregulating markets will evolve. We cannot assure you that changes in the marketplace and new strategic alliances among companies with greater resources and experience than ours will not adversely affect our ability to continue to offer and sell ReturnCall services and other services we intend to offer or our efforts to increase our overseas telecommunications customer base.

     The markets for Internet connectivity, telephony and content services and related software products are relatively new and current and future competitors are likely to introduce competing Internet connectivity and/or online services and products. Therefore, it is difficult to predict either the rates at which the markets will grow (if at all) or at which new or increased competition will result in market saturation, or the direction of development of the Internet and online services. If demand for Internet services and e-commerce fails to grow, grows more slowly than anticipated, or becomes saturated with competitors, our business, financial condition or results of operations could be materially adversely affected.


DEPENDENCE ON CARRIERS AND OTHER TELECOMMUNICATIONS COMPANIES

     We depend on other carriers and third party telecommunications companies, including foreign government-owned post and telephone authorities ("PTTs"), for many of our key functions and services, including local switching of long distance telephone traffic and carriage of telephone traffic.

     We do not carry telephone calls over our own long distance networks, but resell lines on other carriers' networks. We generally do not have long-term contracts with carriers and pricing and access to their lines and networks can change suddenly and frequently. We may be unable to extend or replace our existing contracts with our carriers on terms comparable to our existing agreements. These carriers are not restricted from competing against us. We are currently dependent primarily upon Facilicom International LLC, which is our primary provider of leased network capacity and data communications facilities. Under our contracts, our suppliers provide telephone capacity, usually denominated in numbers of minutes priced on an initial 30 seconds and then subsequent intervals of 6 seconds. The reseller or the carrier may not be able to, or for competitive reasons may refuse to, provide a sufficient amount of minutes of capacity. In such an event, we may be required to route the traffic to another carrier providing service at a less advantageous rate or with lesser quality and our profit margins or network service quality may be reduced. A reduction of our service quality could result in a loss of customers.

     We route international telephone calls using the networks of third parties that operate or that may plan to operate in countries in which local laws or regulations limit their ability to provide basic international service in competition with state-owned or state-sanctioned monopoly carriers. We have no control over the manner in which these companies operate in these countries. Future regulatory, judicial, legislative or political considerations may not permit these companies to offer their services to residents of these countries. In addition, foreign telecommunications regulators or third parties may raise issues regarding the compliance of these companies with local laws or regulations. These regulatory, judicial, legislative or political decisions could limit the ability of these companies to route calls to or from our network. If these companies become unable to provide the services which they presently provide to us or may provide in the future due to their inability to obtain or retain the required governmental approvals or for any other reason related to regulatory compliance, we may need to obtain similar services from other carriers for higher prices or we may not be able to provide our services at all.

LEGALITY OF RETURNCALL

     We are authorized by the U.S. Federal Communications Commission to offer call re-origination services, which we refer to as ReturnCall, throughout the world, subject to certain conditions. In some countries the use of call re-origination is restricted or prohibited. In the U.S., the FCC has determined that call re-origination services using uncompleted call signaling does not violate U.S. or international law, but has held that U.S. companies providing such services must comply with the laws of the countries in which they operate as a condition of their Section 214 Switched Voice Authorization. The FCC reserves the right to condition, modify or revoke any Section 214 Authorizations and impose fines for violations of the Communications Act of 1934, as amended, or the FCC's regulations, rules or policies promulgated thereunder, or for violations of the clear and explicit telecommunications laws of other countries that are unable to enforce their laws against U.S. carriers. FCC policy provides that foreign governments that satisfy certain conditions may request FCC assistance in enforcing their laws against U.S. carriers. To date, thirty-five countries have formally submitted information to the FCC stating that certain call re-origination services violate their laws. In November 1996, 57 countries reported to the International Telecommunications Union that call re-origination services are prohibited in their country. Except for the Philippines and Saudi Arabia, the FCC has stated that it has not determined whether these submissions by foreign governments to the FCC are sufficient evidence of illegality for purposes of the FCC taking enforcement action against U.S. carriers. To date, the FCC has only ordered carriers to cease providing call re-origination services to the Philippines and Saudi Arabia.

     Future FCC enforcement action could include an order to cease providing call re-origination services to any country ultimately found to have provided sufficient information to the FCC, the imposition of one or more restrictions on us, monetary fines or, ultimately, the revocation of our Section 214 Switched Voice Authorization. We cannot give any assurances that our ReturnCall services, as presently configured, will continue to be regulated throughout the world in the same manner as they are today. Depending on the actions of various foreign regulators and the FCC, our ReturnCall services could become affected, which could result in a material adverse effect on our business, financial condition and results of operations. To date, however, we have not been notified by any regulator or government agency that our service is not in compliance with their applicable regulations.

DOING BUSINESS IN FOREIGN COUNTRIES

     As we expand into additional foreign countries, such countries may assert that we are required to qualify to do business in the particular foreign country, that we are otherwise subject to regulation, or that we are prohibited from conducting our business in that country. Our failure to qualify as a foreign corporation in a jurisdiction in which we are required to do so or to comply with foreign laws and regulations could materially adversely affect our business, financial condition, operating results and future prospects, including by subjecting us to taxes and penalties or may affect our ability to enforce contracts in such jurisdictions.


AFFILIATES

     We are dependent upon our network of independent affiliates, particularly for the sales of our international long distance telecommunications services in key foreign markets. Many of our affiliates are located in foreign jurisdictions and also sell other services or products, frequently those of other companies. As a result, we cannot control whether these affiliates will devote sufficient efforts to selling our services. In addition, we may not succeed in finding capable affiliates in new markets which we may enter in the future. If any of our significant affiliates fails to effectively market our services and value-added features, our ability to generate revenues could be substantially impaired, and our customer base may not grow.

     We cannot be certain that our affiliates are currently in compliance with regulatory or other legal requirements in their respective countries, that they will be able to comply with existing or future requirements, and/or that they will continue in compliance with any requirements. The failure of our affiliates to comply with these requirements could materially adversely affect our business, financial condition or results of operations.


INTERNET TELEPHONY

     Many companies are now offering Internet telephony, a service that allows for phone-to-phone, computer-to-computer, and computer-to-phone calling over the Internet, enabling users to benefit from substantially reduced long distance rates. Internet telephony could prove to be a viable alternative to, and to be extremely competitive with, our services. If the Internet telephony market develops or develops more rapidly than we expect, then our future revenues may decrease unless we are able to offer such services from third parties. We cannot assure you that we will be able to do so.


RAPID TECHNOLOGICAL CHANGE AND FREQUENT NEW PRODUCT INTRODUCTIONS IN OUR MARKETS COULD RENDER OUR SERVICES AND VALUE-ADDED FEATURES OBSOLETE

     The markets for our services and value-added features experience rapid technological change, frequent new product introductions and evolving industry standards. In addition to competing services developing through technological change, such as Internet telephony, operation of our Web site and our Internet sales platform can be affected by rapid technological change. For example, during the past several years, operators of Web sites have been forced to use more sophisticated equipment with greater bandwidth and reliability. Rapid technological change and new product introduction could render one or more of our products or services obsolete or place us at a competitive disadvantage. Accordingly, we believe that our success depends upon our ability to anticipate changes in consumer preferences, develop and market services and value-added features that use new technologies and enhance and expand our existing services to keep pace with competing services. We might not be able to do so.

     Fundamental changes in the technologies for telecommunications, Internet access and content, and Internet telephony services expose us to substantial risks. If there are advancements in the delivery of telephony services, we will need to develop new technology, modify our existing technology to accommodate these developments, or acquire the service capability from others. Our pursuit of these advances may require substantial time and expense. We cannot provide any assurance that we will succeed in adapting our businesses to alternate access devices or other technological developments.

WE MAY FACE INCREASING COMPETITION

     The markets in which we operate are extremely competitive and can be significantly influenced by the marketing and pricing decisions of the larger industry participants. There are no substantial barriers to entry in either the Internet e-commerce or any of the telecommunications markets in which we compete. We expect competition in these markets to intensify in the future.

     Competition for customers in the telecommunication markets in which we compete is primarily on the basis of price and, to a lesser extent, on the basis of the type and quality of service offered. Increased competition could force us to reduce our prices and profit margins.

     PTTs, newly-privatized former PTTs and other home country competitors are positioned to pressure us directly in their home countries by influencing regulatory authorities to outlaw the provision of ReturnCall services or by blocking access to our ReturnCall services or other services we intend to offer. We cannot assure you that such behavior will not cause a material adverse effect on our business, financial condition or results of operations. With the increasing privatization and deregulation of international telecommunications in foreign countries, PTTs may increasingly become free to compete more effectively with us at competitive rates. Deregulation in foreign countries also could result in competition from other service providers with large, established customer bases and close ties to governmental authorities in their home countries, and in decreased prices for direct-dial international calls such that customers are no longer willing to use our international ReturnCall services. The ability of a deregulated PTT or another home country service provider to compete on the basis of greater size and resources, pricing flexibility and long-standing relationships with customers in its own country could have a material adverse effect on our business, financial condition or results of operations.

     In addition, the FCC recently adopted rules granting greater flexibility for U.S. carriers when they negotiate agreements with foreign PTTs for terminating international calls. Agreements negotiated under the new rules may reduce the costs and price of international direct-dial services and reduce or eliminate the disparity between inbound and outbound rates upon which the profitability of ReturnCall services depends.

     We could also face significant pricing pressure because we cannot assure you that we will be able to maintain the volume of domestic and international long-distance traffic necessary to obtain favorable rates and tariffs. In addition, significant pricing pressure would result if currency exchange rates fluctuate such that local services, denominated in local currency, are less expensive compared to our services which are denominated in U.S. dollars. We are aware that our ability to market our long-distance resale services depends upon the existence of spreads between the rates offered by us and those offered by the international carriers with whom we compete as well as those from whom we obtain service. A decrease in such spreads or price competition in our markets could have a material adverse effect on our business, financial condition or results of operations.


RISKS RELATED TO THE INTERNET AND ONLINE COMMERCE ASPECTS OF OUR BUSINESS


OUR ABILITY TO GENERATE SALES DEPENDS ON CONTINUED GROWTH OF ONLINE COMMERCE

     Our ability to generate sales of our services and value-added features through our Web site depends on continued growth in the use of the Internet and in the acceptance and volume of commerce transactions on the Internet. We cannot assure you that the number of Internet users will continue to grow or that commerce over the Internet will become more widespread or that our sales will grow at a comparable rate. If the development of the Internet as a commercial medium does not continue on its current course, or if alternate systems supplant all or part of the currently anticipated functionality of the Internet and we are not able to react in a cost-effective and timely manner, then such changes could have a material adverse effect on our business, financial condition or results of operations. Although we intend to support emerging standards in the market for Internet based e-commerce, we cannot assure you that industry standards will emerge or if they become established, that we will be able to conform to these new standards in a timely fashion and maintain a competitive position in the market. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced services are subject to a high level of uncertainty. The Internet may not prove to be a viable commercial marketplace for a number of reasons, including:

     o  lack of acceptable security technologies;
     o  lack of access and ease of use;
     o  congestion of traffic;
     o inconsistent quality of service and lack of availability of cost-effective, high-speed service;
     o  potentially inadequate development of the necessary infrastructure;
     o  governmental regulation; and
     o  uncertainty regarding intellectual property ownership.


WE MAY LOSE CUSTOMERS AND REVENUE OPPORTUNITIES IF WE ARE NOT ABLE TO MAINTAIN AN EFFECTIVE WEB ADDRESS

     We currently hold the domain name "CallNOW.com" as well as other related names. We may not be able to prevent third parties from acquiring Web addresses that are similar to ours. If that should occur, we could lose customers and revenue opportunities to those third parties.

     Domain names generally are regulated by Internet regulatory bodies and their designees. The regulation of domain names in the U.S. and in foreign countries is subject to change. As a result, we may not acquire or maintain the "CallNOW.com" domain name in all of the countries in which we may conduct business in the future. Furthermore, the relationship between regulations governing such addresses and laws protecting trademarks is not clear. The loss of our domain name could have a material adverse effect on our business.


FAILURE OR INADEQUATE PERFORMANCE OF OUR TECHNOLOGY SYSTEMS MAY INTERRUPT OUR OPERATIONS AND RESULT IN THE LOSS OF CUSTOMERS AND REVENUE OPPORTUNITIES

     Our ability to grow our customer base and generate sales of our services over the Internet will depend on the efficient and uninterrupted operation of our Web-related technology systems that are required to accommodate a high volume of traffic. We cannot assure you that our Web site infrastructure will be able to accommodate the volume of traffic that could develop or that upgrade requirements will not have an adverse impact on our business. Although we intend to implement security measures, our systems will be vulnerable to physical damage or interruption from human error, natural disasters, telecommunication failures, break-ins, sabotage, hackers, computer viruses, intentional acts of vandalism and similar events. We are planning to have redundant systems but have not yet adopted a formal disaster recovery plan. Therefore, any system failure, including network, software or hardware failure, that causes an interruption in our service or a decrease in responsiveness of our Web site could cause us to lose customers and revenue opportunities and could harm our reputation and brand.


SECURITY CONCERNS COULD HINDER OUR ONLINE SALES AND MAY REQUIRE SIGNIFICANT EXPENDITURES

     Concern about the transmission of confidential information over the Internet has been a significant barrier to online commerce over the Internet. We cannot assure you that consumers will not limit their use of the Internet to purchase services or products because of security concerns. We rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information, such as customer credit card numbers. We cannot assure you that advances in computer capabilities, new discoveries in the field of cryptography or other events or developments will not result in a compromise or breach of the security measures that we use to protect customer transaction data. In addition, we may be required to make significant expenditures to protect against the threat of security breaches or to alleviate problems caused by such breaches.

SUPPLIERS OF INTERNET ACCESS

     We depend on Internet Service Providers ("ISPs") to provide our customers with dial-up service and Internet access to our Web site. Many of these ISPs operate outside the U.S. over older telephone lines and switches. If a significant number of the networks operated by these companies suffer capacity or operational problems or failure, fail to serve new accounts, or are unable to expand to satisfy our customer demand, customers will be unable to access our Web site and our business could be materially adversely affected.


INFORMATION DISPLAYED ON OUR WEB SITE MAY SUBJECT US TO LITIGATION AND THE RELATED COSTS

     We may be subject to claims for defamation, libel, copyright or trademark infringement or for other causes of action relating to information published on our Web site. We could also be subject to claims based upon the content that is accessible from our Web site through links to other Web sites. Defending against any such claims could be costly and divert the attention of management from the operation of our business.


GOVERNMENT REGULATION OF THE INTERNET AND ONLINE COMMERCE IS STILL DEVELOPING AND COULD INCREASE OUR OPERATING COSTS OR OTHERWISE ADVERSELY AFFECT OUR BUSINESS

     There are existing laws and regulations that specifically regulate communications or commerce on the Internet. Further, laws and regulations that address issues such as user privacy, pricing, content, taxation and the characteristics and quality of online products and services are under consideration by federal, state, local and foreign governments and agencies. New laws or regulations relating to the Internet, or new applications or interpretations of existing laws, could adversely affect our business by increasing our operating costs, requiring us to change the manner in which we conduct business or otherwise.


OTHER RISKS RELATED TO OUR BUSINESS GENERALLY


DEPENDENCE ON SENIOR MANAGEMENT

     Our success is dependent to a significant extent on the efforts of members of senior management, including Christian Bardenheuer, our Chairman and Chief Executive Officer, Warner Johnson, Jr., our President, and Christopher R. Seelbach, our Chief Operating Officer and Acting Chief Financial Officer. Our ability to retain well-qualified senior management and other key personnel is crucial to our operations. The loss of any member of our senior management could have a material adverse effect upon us. We maintain key-man life insurance on Messrs. Bardenheuer and Johnson in the amount of $250,000 each. We currently do not have employment agreements with Messrs. Bardenheuer and Johnson. Our relationships with Messrs. Bardenheuer and Johnson can be terminated at any time. See "Management--Employment and Consulting Arrangements."


FAILURE TO PROTECT OUR INTELLECTUAL PROPERTY COULD ADVERSELY AFFECT OUR BRAND AND OUR BUSINESS

     We intend to rely on a combination of patent and copyright law, trade secret protection, confidentiality and license agreements with our employees, strategic partners and others to protect our rights to our intellectual property. Although we have filed a U.S. patent application and an international Patent Cooperation Treaty patent application on our proprietary software, no patents have yet been granted. We have not yet applied for registration of our service marks in the United States or abroad. Effective trademark, copyright and trade secret protection may not be available in every country in which we offer our services. Despite our efforts, we cannot assure you that our rights will be enforceable even if our patent is granted, and we may be unable to deter misappropriation of our intellectual property. Misappropriation could have a material adverse effect on our brand and our business by causing us to lose customers and revenue opportunities. In addition, pursuing persons who might misappropriate our intellectual property could be costly and divert the attention of management from the operation of our business. See "Business--Our Intellectual Property."

CLAIMS OF OUR INFRINGEMENT ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS COULD BE COSTLY AND DISRUPTIVE TO OUR BUSINESS OPERATIONS

     Other parties may assert claims against us that we have violated a patent or infringed a copyright, trademark or other proprietary right belonging to them directly or through the use of software or technology that we license from others. Defending against any such claim could be costly and divert the attention of management from the operation of our business. In addition, the inability to obtain or maintain the use of licenses or other technology could adversely affect our business operations.

YEAR 2000 COMPLICATIONS COULD BE DISRUPTIVE TO OUR BUSINESS OPERATIONS

     On January 1, 2000, many currently installed computer systems and software products could fail or malfunction because they may not be able to distinguish between 20th century dates and 21st century dates. We are subject to external Year 2000-related failures or disruptions that might generally affect industry and commerce, such as failures by long distance telephone carriers, local exchange companies, Internet access providers and related service providers. These failures or disruptions are especially critical to us as a seller of telephone services. Notwithstanding our Year 2000 efforts, the failure of our systems or those of any of our information technology service providers, outsourcing partners or suppliers, or the failure of the Internet generally, to be Year 2000 ready could harm the operation of our systems or have unforeseen, material adverse consequences to us. These consequences could include power supply interruptions to our customers or the inability to bill our customers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Statement."

RISKS RELATED TO THIS OFFERING


OUR EXISTING STOCKHOLDERS WILL EXERCISE SIGNIFICANT CONTROL AND COULD MAKE DECISIONS THAT ADVERSELY AFFECT NEW INVESTORS

     We expect that our founders will continue to exercise significant control over our direction and management following the closing of this offering. In addition, our directors and executive officers and their affiliates will, in the aggregate, own approximately 23% of the outstanding shares upon the closing of this offering. As a result of their share ownership, these stockholders will have a significant influence on all matters requiring stockholder approval, including the election of directors. This concentration of ownership could delay or prevent another person from acquiring control or causing a change in control of us, which may affect your ability to resell your shares at a favorable price. See "Principal and Selling Stockholders."


MANAGEMENT WILL HAVE BROAD DISCRETION IN USE OF PROCEEDS AND IT MAY NOT EFFECTIVELY UTILIZE THOSE FUNDS.

     Our management will have broad discretion in how we use the net proceeds of this offering. Investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering. See "Use of Proceeds."


INVESTORS WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION AND MAY EXPERIENCE FURTHER DILUTION.

     The offering price of the common stock in this offering will be substantially higher than the net tangible book value per share of the common stock immediately after this offering. Therefore, assuming a public offering price of $7.00 per share, if you purchase shares of common stock in this offering, you will incur immediate and substantial dilution of $4.54 per share in the net tangible book value per share of common stock from the price you paid. The exercise prices of all of our outstanding options are below the anticipated public offering price. To the extent these options are exercised or debentures converted, you will experience further dilution. See "Dilution."

MARKET FOR COMMON STOCK

     On January 4, 1999, the SEC approved amendments to NASD 6530 and 6540, known as the Eligibility Rule, to limit quotations on the OTC Bulletin Board to the securities of companies that report their current financial information to the SEC, banking, or insurance regulators. Issuers like us, whose securities were quoted on the OTC Bulletin Board as of January 4, 1999, and have continued to be quoted, are required to comply with the Eligibility Rule according to a phase-in schedule starting in July 1999 and continuing through June 2000. The Eligibility Rule provides that, in order for a security to continue being quoted on the OTC Bulletin Board, the issuer is required to make periodic filings with the SEC or with banking or insurance regulators, and be current with those filings. Under its terms, the Eligibility Rule was applied to companies which are subject to its provisions according to an alphabetical phase in period which was established based upon the OTC Bulletin Board symbol being used on January 6, 1999.

     On June 3, 1999, the SEC granted an exemption from SEC Rule 15c2-11 for securities that were quoted on the OTC Bulletin Board on or before January 4, 1999, that will no longer be eligible to be quoted on the OTC Bulletin Board due to the phase-in implementation of the Eligibility Rule. This exemption will permit broker-dealers to publish or submit quotations in other quotation mediums, including the National Quotation Bureau, LLC's Pink Sheets, for securities being removed from the OTC Bulletin Board pursuant to NASD Rule 6530, subject to certain conditions with which we have complied.

     We became listed on the OTC Bulletin Board through a transaction on April 6, 1999, that resulted from a reorganization with American Ostrich Corporation which was a non-reporting OTC Bulletin Board company whose symbol was "AOC". Based upon the phase in schedule established by the NASD for American Ostrich Corporation, we were required to file current financial information with the SEC by August 1, 1999, in order for our common stock to continue to be quoted on the OTC Bulletin Board. We did not make the required filings by such date. As a result, market makers are not permitted to quote us on the OTC Bulletin Board until the financial information has been filed and the SEC has completed its review.

     As of August 2, 1999, quotations in our shares of common stock can only be made in the National Quotation Bureau, LLC's Pink Sheets until we are able to complete our required filing. Our stock price experienced a significant decline when our stock became quoted in the National Quotation Bureau, LLC's Pink Sheets. Once we respond satisfactorily to all SEC comments to the registration statement of which this prospectus is a part, we will satisfy the filing requirement.

     We intend to file an application for our shares to be included for quotation on the Nasdaq National Market System. However, there can be no assurance that we will be successful in our efforts to list our shares on the Nasdaq National Market System and may trade only on the OTC Bulletin Board or in the National Quotation Bureau, LLC's Pink Sheets.


OUR STOCK PRICE IS LIKELY TO BE VOLATILE AND THIS VOLATILITY COULD AFFECT YOUR ABILITY TO RESELL YOUR SHARES AT A PROFIT

     The trading price of our common stock is likely to be volatile. The stock market has experienced significant price and volume fluctuations, and the market prices of technology company stocks, particularly those of Internet-related companies, have been highly volatile. Since the completion of the Axicom-American Ostrich transaction, our stock has been quoted at a high ask price of $8.25 per share and a low bid price of $0.03 per share. Our stock could be considered to be highly volatile and thinly traded. As a result, you may not be able to resell your shares at a price equal to or greater than the price of this offering. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against the issuing company, resulting in substantial costs and a diversion of management's attention from the operation of its business.


SHARES ELIGIBLE FOR FUTURE SALE BY OUR EXISTING STOCKHOLDERS MAY ADVERSELY AFFECT OUR STOCK PRICE

     The market price of our stock could drop due to the sales of a large number of shares of our stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of stock. After this offering, 10,314,666 shares of common stock will be outstanding. Of these shares, 5,758,595 shares, including the 4,164,891 shares sold in this offering, will be freely tradable without restrictions under the Securities Act of 1933, as amended, except for any shares purchased by our "affiliates," as defined in Rule 144 under the Securities Act. In addition, 494,672 shares of outstanding common stock are being registered in the registration statement of which this prospectus is a part, but are subject to a lock-up agreement as described below. The remaining 4,556,071 shares of common stock are "restricted securities," as that term is defined in Rule 144 under the Securities Act, and in the future may only be sold pursuant to a registration statement under the Securities Act, in compliance with the exemption provisions of Rule 144 or pursuant to another exemption under the Securities Act. We expect all of our officers and directors and stockholders to enter into lock-up agreements pursuant to which they agree not to offer or sell any shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of Kaufman Bros., L.P. on behalf of the underwriters. Upon expiration of this lock-up period, the shares owned by these persons prior to completion of this offering may be sold into the public market without registration under the Securities Act, provided such sales are in compliance with the volume limitations and other applicable restrictions of Rule 144 under the Securities Act. After the date of this prospectus, we intend to file one or more registration statements under the Securities Act to register all shares of common stock issuable upon the exercise of outstanding stock options or options reserved for issuance under our stock option plan which was adopted by our Board of Directors, subject to stockholder approval. Those registration statements are expected to become effective immediately upon filing, and subject to the vesting requirements and exercise of the related options and the grant of stock awards (as well as the terms of the lock-up agreements), shares covered by those registration statements will be eligible for sale in the public markets, except for any shares held by our affiliates. In addition, holders of our convertible debentures have the right to demand registration of the shares of common stock issuable to them upon conversion at any time from the date of this prospectus to June 1, 2000. See "Shares Eligible for Future Sale."

                                USE OF PROCEEDS

     The net proceeds to us from the sale of our common stock offered hereby are estimated to be $24,920,000, assuming an offering price of $7.00 per share ($28,943,287 if the underwriters' over-allotment option is exercised in full). We plan to spend a total of $9.0 million of the net proceeds of this offering on advertising and promotion, including $3.7 million on portal contracts which will provide advertising of our services on a variety of Web sites for an extended period. We expect to use approximately $0.4 million to upgrade our computer hardware and software and $0.5 million to reduce trade debt. The balance of approximately $15.0 million will be added to working capital and be available for general corporate purposes, including hiring additional personnel, repayment of accrued liabilities owed to senior management (including $50,000 to Mr. Seelbach and approximately $30,800 to each of Messrs. Bardenheuer and Johnson, Jr.) and possible future acquisitions. Pending such uses, the net proceeds will be invested in short-term, interest bearing securities. See "Risk Factors--Risks Related To This Offering--Management Will Have Broad Discretion In Use Of Proceeds And May Not Effectively Utilize Those Funds," "Management--Employment and Consulting Agreements," "Management-- Executive Compensation" and "Related Party Transactions."


                        PRICE RANGE OF OUR COMMON STOCK


     Although our common stock is traded in the National Quotation Bureau, LLC's Pink Sheets under the symbol "CALN", such trading has been limited and sporadic. The following table shows the high and low ask prices per share of our common stock as reported in the National Quotation Bureau, LLC's Pink Sheets (and prior to August 2, 1999, on the OTC Bulletin Board) for the periods indicated:




                                                                 HIGH           LOW
                                                             ------------   -----------
       Fiscal Year 1997(1)
          First Quarter ..................................    $  0.375       $  0.375
          Second Quarter .................................       0.375          0.375
          Third Quarter ..................................       0.375          0.375
          Fourth Quarter .................................       0.375          0.375
       Fiscal Year 1998(1)
          First Quarter ..................................    $  0.375       $  0.375
          Second Quarter .................................       0.50           0.375
          Third Quarter ..................................       0.50           0.50
          Fourth Quarter .................................       0.50           0.50
       Fiscal Year 1999(1)
          First Quarter ..................................    $  0.50        $  0.50
          Second Quarter(2) ..............................       8.25           0.50
          Third Quarter (through Sept. 21, 1999) .........       4.6875         2.50

- ----------
(1) Prior to April 6, 1999, the high and low ask prices per share reflect only the operations of American Ostrich Corporation before the acquisition of Axicom. Also, in April 1999, American Ostrich Corporation effected a reverse stock split of 32,000 to 1 and the prices commencing in the Second Quarter of 1999 reflect such split.

(2) The high and low bid prices per share of our common stock were $7.00 and $0.03, respectively for the second quarter of 1999 and $2.75 and $1.125, respectively, for the third quarter (through September 21, 1999).



     On September 22, 1999, the last reported bid price of our common stock in the National Quotations Bureau LLC's Pink Sheets was $1.125. As of September 20, 1999, there were approximately 221 stockholders of record of our common stock.

                                DIVIDEND POLICY

     We have not declared or paid any cash dividends on our common stock, and we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. We intend to retain any future earnings for use in the operation of our business.


                                CAPITALIZATION

     The following table sets forth the current portion of long-term debt and other short-term debt obligations and our capitalization (i) as of June 30, 1999, (ii) pro forma, adjusted to reflect (a) repayment of a loan payable to an officer in the amount of $51,522 in September 1999, (b) the sale of 691,853 shares of common stock in private placements and the issuance of 40,000 shares in connection with the sale of technology agreements that were consummated subsequent to June 30, 1999 but prior to the date of this prospectus and (c) the conversion of $479,000 principal amount of a convertible debenture into 343,662 shares of our common stock and the exercise of warrants to purchase 100,000 shares of our common stock and (iii) pro forma as adjusted, adjusted to reflect the sale of the common stock offered hereby and the application of the estimated net proceeds as described in "Use of Proceeds." This table should be read in conjunction with the financial statements and related notes thereto included elsewhere in this prospectus.



                                                                          JUNE 30, 1999
                                                       ---------------------------------------------------
                                                                           (UNAUDITED)
                                                                                              PRO FORMA,
                                                            ACTUAL          PRO FORMA        AS ADJUSTED
                                                       ---------------   ---------------   ---------------
Current portion of long-term debt (1) ..............    $     85,333      $     85,333      $   85,333
Loan payable--officer (1) ..........................          51,522                --              --
                                                        ------------      ------------      ----------
   Total current debt obligations ..................    $    136,855      $     85,333         $85,333
                                                        ============      ============      ==========
Long-term debt, net of current portion (1) .........    $    479,000      $         --       $      --

Other long-term liabilities ........................       1,234,747         1,234,747       1,234,747
                                                        ------------     -------------     -----------
   Total long-term obligations .....................       1,713,747         1,234,747       1,234,747
                                                        ------------     -------------     -----------
Stockholders' equity (deficit):
 Common stock, $.001 par value; 50,000,000
   shares authorized; 5,139,151 shares issued
   and outstanding; 6,314,666 shares issued
   and outstanding, pro forma; 10,314,666
   shares issued and outstanding, pro forma as
   adjusted (2) ....................................           5,139             6,315          10,315
 Additional paid-in capital ........................       1,261,691         3,743,112      28,659,112
 Accumulated deficit ...............................      (3,294,873)       (3,294,873)     (3,294,873)
                                                        ------------     -------------     -----------
   Total stockholders' equity (deficit) ............      (2,028,043)          454,554      25,374,554
                                                        ------------     -------------     -----------
   Total capitalization ............................    $   (314,296)     $  1,689,301     $26,609,301
                                                        ============     =============     ===========

- ----------
(1) See Notes 3, 4 and 5 of Notes to Financial Statements for a description of our debt obligations.

(2) Excludes (i) 282,825 shares of common stock issuable upon exercise of options at exercise prices ranging from $.01 to $2.75 per share, which options include an anti-dilution provision which will result in the additional issuance of options to purchase 200,000 shares of common stock at the offering price; (ii) 2,200,000 shares of common stock reserved for future issuance under a stock option plan which our Board of Directors has adopted, subject to stockholder approval, of which options to purchase 958,000 shares of common stock at exercise prices of $2.75 per share have been granted (such granted options are subject to an increase in exercise price if our compensation committee determines that such increase is necessary based on third party determinations of fair market value); (iii) 400,000 shares of common stock issuable upon exercise of the Representatives' Warrants at an assumed exercise price of $8.40 per share; and (iv) a maximum of 181,232 shares of common stock issuable upon conversion of $1,279,500 in principal amount of convertible debentures outstanding as of the date of this prospectus at an effective conversion price of $7.06. See "Capitalization," "Management--Employment and Consulting Agreements," "Related Party Transactions" and "Notes to Consolidated Financial Statements."

                                   DILUTION


     Our net tangible book value (deficit) at June 30, 1999 was $(2,028,043), or $(.39) per share. "Net tangible book value per share" represents our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding. After giving effect to the sale of 691,853 shares of common stock in private placements, the issuance of 40,000 shares in connection with sale of technology agreements that were consummated subsequent to June 30, 1999, but prior to the date of this prospectus, the conversion of $479,000 principal amount debenture into 343,662 shares of our common stock, the exercise of warrants to purchase 100,000 shares of our common stock and the sale of the common stock offered hereby at an assumed offering price of $7.00 per share and application of net proceeds therefrom, our pro forma net tangible book value at June 30, 1999 would have been approximately 25,374,554, or $2.46 per share. This represents an immediate increase in net tangible book value per share of $2.85 to existing stockholders and an immediate dilution of $4.54 per share to the investors purchasing shares of our common stock at the assumed public offering price. The following table illustrates this dilution in net tangible book value to new investors:



   Assumed public offering price per share ...............................                  $  7.00
     Net tangible book value (deficit) per share before offering .........     $ (0.39)
     Increase per share attributable to new investors ....................        2.85
                                                                               -------
   Pro forma net tangible book value per share after offering ............                     2.46
                                                                                            -------
   Dilution to new investors .............................................                  $  4.54
                                                                                            =======

     The following table sets forth the number of shares of common stock purchased from us, the effective cash contribution made and the average price per share paid by existing stockholders and by purchasers of the common stock offered hereby (assuming a public offering price of $7.00 per share):




                                      SHARES PURCHASED          TOTAL CONSIDERATION        AVERAGE
                                  ------------------------   -------------------------    PRICE PER
                                     NUMBER       PERCENT        AMOUNT       PERCENT       SHARE
                                  ------------   ---------   -------------   ---------   ----------
Existing Stockholders .........    6,314,666        61.2%    $ 3,838,363        12.1%     $  0.61
New Investors .................    4,000,000        38.8%     28,000,000        87.9%     $  7.00
                                   ---------       -----     -----------       -----
 Total ........................   10,314,666       100.0%    $31,838,363       100.0%
                                  ==========       =====     ===========       =====

     The foregoing table excludes (i) 282,825 shares of common stock issuable upon exercise of options at exercise prices ranging from $.01 to $2.75 per share, which options include an anti-dilution provision which will result in the additional issuance of options to purchase 200,000 shares of common stock at the offering price; (ii) 2,200,000 shares of common stock reserved for future issuance under a stock option plan which our Board of Directors has adopted, subject to stockholder approval, of which options to purchase 958,000 shares of common stock at exercise prices of $2.75 per share have been granted (such granted options are subject to an increase in exercise price if our compensation committee determines that such increase is necessary based on third party determinations of fair market value); (iii) 400,000 shares of common stock issuable upon exercise of the Representatives' Warrants at an assumed exercise price of $8.40 per share; and (iv) a maximum of 181,232 shares of common stock issuable upon conversion of $1,279,500 in principal amount of convertible debentures outstanding as of the date of this prospectus at an effective conversion price of $7.06. See "Capitalization," "Management-- Employment and Consulting Agreements," "Related Party Transactions" and "Notes to Consolidated Financial Statements."

                            SELECTED FINANCIAL DATA


     The following selected financial data as of and for the three-year period ended December 31, 1998 are derived from our audited financial statements. The selected financial data for the year ended December 31, 1995 and the six-month periods ended June 30, 1999 and 1998 are derived from our unaudited financial statements. In the opinion of our management, our unaudited financial statements contain all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of our consolidated financial condition and result of operations as of and for the periods presented. Operating results for the six months ended June 30, 1999 are not necessarily indicative of the results that may be expected for the entire fiscal year ending December 31, 1999. The financial data below should be read in conjunction with our financial statements and related notes contained elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."




                                                                                                        SIX MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,                              JUNE 30,
                                     ----------------------------------------------------------- -------------------------------
                                          1995          1996           1997            1998            1998            1999
                                     ------------- ------------- --------------- --------------- --------------- ---------------
                                                                                                           (UNAUDITED)
STATEMENT OF OPERATIONS
 DATA:
 Net sales .........................  $  453,273    $1,674,955    $  5,010,027    $  2,295,202    $  1,385,666    $    542,689
 Cost of sales .....................     395,121     1,276,934       4,293,524       1,681,978       1,101,200         390,587
                                      ----------    ----------    ------------    ------------    ------------    ------------
 Gross profit ......................      58,152       398,021         716,503         613,224         284,466         152,102
                                      ----------    ----------    ------------    ------------    ------------    ------------
 Operating expenses:
   Administrative ..................     230,097       654,009         570,500         518,546         205,575         308,094
   Sales and marketing .............      77,688       475,432         807,989         438,430         198,249         159,322
   Technical .......................          --       178,652         143,134         101,330          75,734          50,444
   Depreciation and
    amortization ...................       3,454        19,568          53,651         105,860          36,840          76,437
                                      ----------    ----------    ------------    ------------    ------------    ------------
                                         311,239     1,327,661       1,575,274       1,164,166         516,398         594,297
                                      ----------    ----------    ------------    ------------    ------------    ------------
 Loss from operations ..............    (253,087)     (929,640)       (858,771)       (550,942)       (231,932)       (442,195)
 Interest expense ..................          --        (1,154)        (58,568)        (90,436)        (23,763)        (36,848)
 Litigation settlement .............          --            --              --              --              --         (46,922)
                                      ----------    ----------    ------------    ------------    ------------    ------------
 Net loss ..........................  $ (253,087)   $ (930,794)   $   (917,339)   $   (641,378)   $   (255,695)   $   (525,965)
                                      ==========    ==========    ============    ============    ============    ============
 Net loss per share ................  $    (0.08)   $    (0.24)   $      (0.24)   $      (0.17)   $      (0.07)   $      (0.11)
                                      ==========    ==========    ============    ============    ============    ============
Weighted average common
 shares ............................   3,055,525     3,875,000       3,875,000       3,875,000       3,875,000       4,577,162
                                      ==========    ==========    ============    ============    ============    ============
                                                                DECEMBER 31,                                  JUNE 30,
                                     ---------------------------------------------------------   --------------------------------
                                            1995          1996            1997          1998           1998            1999
                                     -----------    ----------    ------------    ------------   -------------    ------------
                                                                                                 (UNAUDITED)
BALANCE SHEET DATA:
 Cash ..............................  $   47,849    $   71,260    $    107,832    $      7,565    $     24,013    $    152,565
 Current assets ....................     259,591       358,843         375,106         130,265         175,665         262,121
 Current liabilities ...............     200,281       806,912       1,825,485       1,250,301       1,950,054       1,583,360
 Working capital (deficit) .........      59,310      (448,069)     (1,450,379)     (1,120,036)     (1,774,389)     (1,321,239)
 Total assets ......................     299,887       653,557         686,645         679,353         493,096       1,269,064
 Long-term debt and other
   liabilities .....................          --       227,433         147,756       1,357,026          85,333       1,713,747
 Stockholders' equity
   (deficit) .......................      99,606      (380,788)     (1,286,596)     (1,927,974)     (1,542,291)     (2,028,043)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Forward-looking statements include, but are not limited to, statements concerning anticipated trends in revenue and net income, projections concerning operations, and available cash flow. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly in "Risk Factors."


OVERVIEW

     We began operations in 1995 as AXICOM Communications Group, Inc., an alternative international telephone service company. In mid-1997, we recognized the opportunity of offering multiple telephone services using the Internet and changed our strategy. We decreased the number of customers that we acquired and billed through independent agents and reduced our wholesale business which had accounted for approximately half our revenues, but which was not profitable. We filed a patent for our proprietary Internet software in August 1998, and implemented our new Internet strategy in September 1998. In April 1999, as a result of a reorganization, Axicom became a subsidiary of CallNOW.com, Inc.

     Today, CallNOW.com is a Web-based provider of telecommunications services in approximately 230 countries, territories, dependencies and other locations. We believe that our technology is an excellent means to deliver competitively priced dial tone to Web-based customers in virtually all the countries of the world in a cost-effective manner. In addition, we have a free global online telephone directory, which currently generates over 1.5 million page impressions and over 400,000 user sessions per month.

     Revenue is generated primarily from international and national ReturnCall services and is based on the minutes of customer use billed by us on completed calls. Our ReturnCall revenue represents the majority of our revenue. Our ReturnCall customer base of individuals and small businesses is diversified geographically with about 58% of our customers located in Europe, 21% in North America, 11% in Latin America and 10% in the rest of the world.

     Since the implementation of our Web-based strategy in 1998, approximately 70% of our revenue has been collected through automatic charges to pre-approved customer credit cards. This is increasing as more of our customers sign up through our Web site. All Web-based customers are credit card customers.

     We have recruited approximately 170 affiliates. Our affiliate program includes many telecommunication related Web sites, international and national search engines and general e-commerce sites. Under the terms of their agreements, affiliates are responsible for marketing our services on their Web sites and are compensated on a commission basis. We also have agents, though we expect that the use of agents will be phased out over a period of time in favor of affiliates.

     Cost of revenue consists primarily of costs paid to carriers for the origination and transmission of voice and data telecommunications services. Currently, our telecommunications revenue is derived from services that are accessed through the facilities of long distance carriers. Accordingly, the vast majority of our cost of telecommunications services is variable, based on the number of minutes of use, with transmission costs being our most significant expense.

     Sales and marketing expense represents commissions paid for sales by affiliates and agents. In addition, we include in sales and marketing expense the costs of bad debts, recruiting affiliates, advertising, and promotion of the CallNOW.com brand.

     General and administrative expense primarily represents the cost of customer service, executive and employee compensation, overall administrative costs, professional fees, and other operating and corporate overhead.

     Technical costs include the costs associated with the operation and maintenance of our switch, and costs related to the technical development of our Web site and our global telephone directory Web site.

     Depreciation expense includes depreciation of switching and network equipment, software, computers, furniture, and fixtures. We provide for depreciation using the straight line method of depreciation over the estimated useful lives of the assets, which range from three to ten years.

     Interest and debt discount expense includes interest expense on indebtedness and non-cash financing expenses.


RESULTS OF OPERATIONS

     Six Months Ended June 30, 1999 Compared to Six Months Ended June 30, 1998

     Our Internet strategy gained more momentum in the first half of 1999 even without significant advertising or promotion. The number of Web customers increased from 355 to 2,500 during the first half of 1999. The implementation of the Internet strategy resulted in planned decreases in revenue from our prior agent based business while gross profit margins increased with a more profitable mix of retail business and the reduction in wholesale business. Further, we incurred additional costs in acquiring Telephone Directories on the Web and hiring additional personnel.

     Revenue decreased $842,977 from $1,385,666 for the six months ended June 30, 1998 to $542,689 for the six months ended June 30, 1999. This decrease in revenue was due to our change in strategy which resulted in reduction of revenues from both (i) our low margin wholesale business to approximately $32,000 in the first six months of 1999 from approximately $290,000 in the first six months of 1998, and (ii) our agent retail business to approximately $260,000 in the first six months of 1999 from approximately $750,000 in the first six months of 1998. This decrease was offset by approximately $176,000 in revenue from Internet customers in the first half of 1999. We did not launch this business until the second half of 1998.

     Our cost of revenue decreased $710,613 from $1,101,200 for the six months ended June 30, 1998 to $390,587 for the six months ended June 30, 1999. The decrease in cost of revenue was due primarily to the decline in usage, although about 20% of the decrease was due to lower carrier costs. As a percentage of revenue, these costs decreased from approximately 80% for the six month period ended June 30, 1998 to approximately 72% for the six month period ended June 30, 1999, reflecting a greater percentage of higher priced, retail revenue and a significantly lower volume of wholesale revenue.

     Sales and marketing expense decreased $38,927 from $198,249 for the six months ended June 30, 1998 to $159,322 for the six months ended June 30, 1998. The decrease was due in part to a decrease in agent commissions caused by the decrease in revenue, as well as a lower commission rate paid for Web-based business.

     General and administrative expense increased $102,519, from $205,575 for the six months ended June 30, 1998 to $308,094 for the six months ended June 30, 1999. The increase in cost was due to additional costs associated with the acquisition of Telephone Directories on the Web, the hiring of additional personnel, and increases in other general administrative expenses.

     Depreciation and amortization expense increased $39,597, from $36,840 for the six months ended June 30, 1998 to $76,437 for the six months ended June 30, 1999. These costs increased primarily as a result of higher software amortization costs during the six months ended June 30, 1999 as compared to the six months ended June 30, 1998.

     Interest expense increased $13,085, from $23,763 for the six months ended June 30, 1998 to $36,848 for the six months ended June 30, 1999. This increase is primarily due to additional interest on payables.

     As a result of the foregoing, we had a net loss from operations of $231,932 for the six months ended June 30, 1998 compared to a net loss of $442,195 for the six months ended June 30, 1999. This increased loss reflects the planned change in strategy we implemented in 1999, a decline in wholesale and non-credit card retail sales from our previous business strategy and additional expenses incurred in implementing our Internet strategy.

     We had a net loss of $255,695, or $.07 per share, for the six months ended June 30, 1998 compared to a net loss of $525,965, or $.11 per share, for the six months ended June 30, 1999. The increase in net loss was due primarily to the increased net loss from operations, additional interest charges and the settlement of an outstanding litigation. The change in per share results was due primarily to the Internet strategy change and an increase in weighted average shares outstanding.

     Fiscal Year Ended December 31, 1998 Compared to Fiscal Year Ended December 31, 1997

     Revenue decreased $2,714,825 from $5,010,027 for the fiscal year ended December 31, 1997 to $2,295,202 for the fiscal year ended December 31, 1998. This decrease in net revenue resulted from a shift in focus to our Internet strategy and a corresponding de-emphasis of wholesale and non-Web-based business. In order to reposition ourselves as an e-commerce company and to retrain our staff, we ceased marketing of wholesale contracts and phased out customers who did not pay by credit cards; consequently, our revenue from ReturnCall also declined. At the same time, ReturnCall revenue represented 41.6% and 70.3% of fiscal year 1997 and 1998 revenue, respectively, while carrier and reseller revenue represented 58.4% and 29.7% of fiscal year 1997 and 1998 revenue, respectively.

     Our cost of revenue decreased $2,611,546 from $4,293,524 for the fiscal year ended December 31, 1997 to $1,681,978 for the fiscal year ended December 31, 1998. As a percentage of revenue, these costs decreased from approximately 86% for 1997 to approximately 74% for 1998. The decrease in costs as a percentage of revenue is attributable to the change in revenue mix from lower margin wholesale activity to higher margin retail sales.

     Sales and marketing expense decreased $369,559 from $807,989 for the fiscal year ended December 31, 1997 to $438,430 for the fiscal year ended December 31, 1998. This decrease was attributable to lower commissions due to our lower revenue.

     Our technical expenses are comprised of the costs of maintaining our switch and telecommunications network and the costs of developing and maintaining our Web site, servers and related databases. These costs decreased $41,804 from $143,134 for the fiscal year ended December 31, 1997 to $101,330 for the fiscal year ended December 31, 1998. The lower costs in 1998 reflect a reduction in personnel because of the decline in revenues in 1998, offset in part by expenses associated with our efforts to complete the Internet software in 1998.

     General and administrative expense declined $51,594, from $570,500 for the fiscal year ended December 31, 1997 to $518,546 for the fiscal year ended December 31, 1998. The decrease in general and administrative expenses was a function of the reduction in sales but was partially offset by costs associated with implementing our e-commerce strategy.

     Depreciation and amortization expense increased $52,209, from $53,651 for the fiscal year ended December 31, 1997 to $105,860 for the fiscal year ended December 31, 1998. The increase is the result of significant investment during 1998, principally to acquire our Internet software.

     Interest expense increased $31,868, from $58,568 for the fiscal year ended December 31, 1997 to $90,436 for the fiscal year ended December 31, 1998. The increase was the result of financing costs arising from increasing balances payable to trade creditors.

     Our net loss was $917,339 for the fiscal year ended December 31, 1997 compared to a net loss of $641,378 for the fiscal year ended December 31, 1998. The reduction in loss was the result of a decline in total revenues and resulting lower sales and marketing costs, higher gross profit margins because of a higher mix of retail business, and significantly lower bad debt expense in 1998 as we billed more customers by credit card versus having agents collect from them locally. However, administrative and technical costs did not fall as much as revenue. In addition, depreciation and amortization increased as we wrote off more development costs and interest costs increased as we borrowed more short term funds for operations.

LIQUIDITY AND CAPITAL RESOURCES

     Our capital resources have been used to fund operating losses, debt service and capital expenditures associated with development of our customer base and the establishment and upgrade of our network infrastructure. We have historically satisfied our capital requirements principally through extended trade agreements with carriers and other suppliers. At June 30, 1999, we had a working capital deficit of $1,321,239.

     During the six-month period ended June 30, 1999, we effected a number of revisions to our capital structure. Such revisions included raising a total of $979,000 in capital through the issuance of convertible debentures and the subsequent conversion of all of those debentures into 972,247 shares of our common stock. We also negotiated agreements with trade creditors that converted approximately $1,279,500 of trade debt into 5% convertible debentures with three-year maturities. In addition, during July 1999, we completed a private placement of 545,454 shares of our common stock, raising an aggregate of $1,500,000 and providing additional liquidity. In September 1999, we issued an aggregate of 146,399 shares of our common stock in private placements for a total of approximately $402,600. We also have outstanding loans in the original aggregate principal amount of $300,000 of which approximately $55,000 is outstanding as of September 27, 1999. These loans bear interest at a rate of 12% and mature in January and March 2000.

     We intend to devote considerable personnel and marketing resources to promote our Internet strategy by increasing advertising and promotion as well as expanding our affiliate strategy. We believe that cash on hand, together with cash flow from our operating activities and cash available from this offering, will be sufficient to fund our existing operations at least for the next 12 months. If our growth exceeds current expectations or we expedite or expand our growth plan, or if our cash flow from operations is insufficient to meet our working capital and capital expenditure requirements, we will need to raise additional capital from equity or debt sources. There can be no assurance that we will be able to raise additional capital on acceptable terms or at all. If we are unable to obtain such additional capital, we may have to curtail our expansion of operations, growth and other strategic initiatives, which could adversely affect our business, financial condition or results of operations and our ability to compete. See "Risk Factors--Risks Related To Establishment Of Our Business--We May Need Additional Capital To Finance Growth And Capital Requirements."


EFFECTS OF INFLATION

     We do not believe that inflation has had a significant effect on our operations to date.


SEASONALITY

     Our business exhibits a degree of seasonality. Historically, our revenue (as well as sales in the telecommunications industry in general) has decreased slightly in July, August and December, which we attribute to vacations and holidays in our European and Latin American markets and in the U.S.


ACCOUNTING PRONOUNCEMENTS

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities," which requires costs of start-up activities and organization costs to be expensed as incurred. The SOP is effective for financial statements with fiscal years beginning after December 15, 1998, although earlier application is encouraged. The adoption of the SOP is not expected to have a material adverse effect on us.


YEAR 2000 COMPLIANCE

     Year 2000 issues exist when computer systems and applications fail to recognize date information correctly when the year changes to 2000. If those computer programs are not corrected, many computer systems could fail or create erroneous results. To date, we have experienced no year 2000 issues with any of our internal systems or our services.

     State of Readiness


     We have completed an assessment of year 2000 compliance for our critical operating and application systems, specifically our information systems, analysis tools, and supporting operation system infrastructure. We consider a product to be year 2000 compliant if the product's performance and functionality are unaffected by the processing of dates before, during and after the year 2000. As a result of our assessment, we have determined that through normal recurring system upgrades, the vast majority of our systems are currently, or will be by November 1999, year 2000 compliant.


     The potential impact of the year 2000 issue will depend not only on our internal year 2000 compliance, but also on the way in which the year 2000 is addressed by vendors, service utilities, government and other external entities. We are communicating with our key vendors to determine how they are addressing the year 2000 issue and to evaluate any likely impact on our business. However, the efforts of third parties are not within our control and their failure to remedy year 2000 issues successfully could result in business disruption, loss of revenue and increased operating cost.


     Costs Associated with Year 2000 Compliance


     Since year 2000 compliance with regard to our internal systems has been, or will be, significantly achieved through normal system upgrades and not through accelerated or dedicated efforts, the cost of becoming year 2000 compliant has not had and is not expected to have a material effect on our financial position, operations or cash flow.


     Risks Associated with Year 2000 Issues


     While it is impossible to evaluate every aspect of year 2000 compliance, we believe that either of two events would be our most likely year 2000 worst case scenario. The first would be from one or more of our sole or limited source suppliers to fail to be year 2000 compliant or to have its business negatively impacted by year 2000 issues of others. The second would be delays in receiving orders or payments on credit cards from customers due to year 2000 problems. At the present time, it is not possible to determine whether any of these events is likely to occur, or to quantify any potential negative impact they may have on our future results of operations and financial condition.


     Additional Risks


     Any failure by us to make our services year 2000 compliant could result in a decrease in sales of our services, an increase in allocation of resources to address year 2000 problems of our customers without additional revenue corresponding to our dedication of resources, or an increase in litigation costs relating to losses suffered by our customers due to year 2000 problems. Failure of our internal systems could temporarily prevent us from providing our services, issuing invoices, and developing services, and could require us to devote significant resources to correcting these problems.


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

                                   BUSINESS


OUR BUSINESS

     We offer telecommunications services through our e-commerce Web site (www.callnow.com). Our Web site is a communications portal with a look and feel that is tailored to the local markets in approximately 230 countries, territories, dependencies and other locations, currently with a choice of four languages. Our services are provided globally and consist of international long distance, national long distance, and a free global online telephone directory, which currently generates over 1.5 million page impressions (page views) and over 400,000 user sessions (unique visitors) per month. Our customers consist primarily of individuals and small businesses located outside of the U.S.

     The principal service we offer is international and national long distance calling through ReturnCall. This service offers our customers, particularly outside the U.S., significant savings on international and national long distance calls. With the proceeds of this offering, we plan to add direct dial service in Europe, Japan and Australia and to expand the choice of languages available on our Web site. In addition, we intend to add calling cards, paging, fax service, a global online directory for renting cellular phones, and other telecommunications services and value-added features designed to make our Web site a single source solution for all of our customers' telecommunications needs.

     Our Web site is driven by our software that provides value-added features to enable our customers in real time to:

      o  Survey global telephone rates;

      o Sign up online for international and national long distance telephone service;

      o  Have their credit cards automatically validated and pre-authorized;

      o  Activate their accounts;

      o Review the details of each of their calls from the date of inception of their account;

      o Review current account information, including cumulative amounts, through the last call made; and

      o  Review monthly invoices.


THE INTERNATIONAL TELECOMMUNICATIONS INDUSTRY

     Historically, telephone service within individual countries has been monopolized by large, typically government-owned post and telephone authorities ("PTTs"). As a result, international callers have had little choice but to use the services provided, and pay the prices charged, by national PTTs. Deregulation on a regional basis, together with decreases in the cost of providing services and the introduction of more sophisticated enhanced services, has made it possible for new entrants to compete with the PTTs in providing alternative telecommunications services. The resulting decrease in non-regulated rates has produced a resale market for long distance telecommunications services permitting companies to obtain favorable volume-based rates from third-party providers and to resell services at competitive rates to other providers and users. These and other factors have contributed to an increase in telecommunications usage and the growth of enhanced telecommunications services in these markets. The combination of a continually expanding global telecommunications market, demand for lower prices and improved quality, and ongoing deregulation has created competitive opportunities for new telecommunications companies in many countries.

     The international long distance industry, which involves the transmission of voice and data from the domestic telephone network of one country to another, is undergoing a period of fundamental change that has resulted, and is expected to continue to result, in significant growth in usage of international telecommunications services. According to TeleGeography, an independent research and publishing company, in 1997, the international long distance industry accounted for $66 billion in revenues and 82 billion minutes of use. That is an increase from $27 billion in revenues and 22 billion minutes of use in 1988. TeleGeography has estimated that, under one set of assumptions, by the year 2001 this market will have expanded to $80 billion in revenues and 159 billion minutes of use.

     We believe that growth of traffic originated in markets outside the United States will continue to be higher than growth in traffic originated within the United States due to recent deregulation in many foreign markets and increasing access to competitive telecommunications facilities in emerging markets.

     The competition spurred by privatization and deregulation has resulted in a wider choice of products and services and lower prices. In recent years, prices for long distance services have decreased substantially and are expected to continue to decrease in most of the markets in which we currently compete. We believe that the lower price environment and resulting revenue losses from increased competition have been more than offset by cost decreases and the increase in telecommunications usage. For example, based on the FCC data for the period 1989 through 1996, per minute settlement payments by U.S.-based carriers to foreign PTTs fell 38.6%, from $0.70 per minute to $0.43 per minute. Over this same period, however, per minute international billed revenue fell only 27.5%, from $1.02 in 1989 to $0.74 in 1996. We believe that, as settlement rates and costs for leased capacity continue to decline, international long distance will continue to provide high revenue and gross profit per minute. See "Risk Factors--Risks Related To The Telecommunications Business--We May Face Increasing Competition."

     We believe that the international telecommunications market will continue to experience strong growth for the foreseeable future as a result of the following developments and trends:

       Global economic development and increased access to telecommunications services. The dramatic increase in the number of telephone lines around the world, stimulated by economic growth and development, government initiatives and technological advancements, is expected to lead to increased demand for international telecommunications services in those markets.

       Liberalization of telecommunications markets. The continuing liberalization and privatization of telecommunications markets has provided, and continues to provide, opportunities for new carriers who desire to penetrate those markets, thereby increasing competition and resulting in a further decrease in prices for international long distance services in many of the markets in which we currently compete.

       Reduced rates stimulating higher traffic volumes. The reduction of outbound international long distance rates resulting from increased competition and technological advancements has made, and continues to make, international calling available to a much larger customer base thereby stimulating increased traffic volumes.

       Increased capacity and quality. The increased availability of additional higher-quality digital fiber optic cable has enabled international long distance carriers to provide more services at a higher quality while reducing costs.

       Bandwidth needs. The demand for bandwidth-intensive data transmission services, including Internet-based demand, has increased rapidly and is expected to continue to increase in the future.

       Internet telephony. Technology trends over the past decade have removed the distinction between voice and data segments. In order to satisfy the high demand for low-cost communication, software and hardware developers began to develop technologies capable of allowing the Internet to be utilized for voice communications. This is called Internet telephony. We are evaluating Internet telephony for our customer base and intend to integrate it into our services as appropriate.

       Popularity and acceptance of technology. The proliferation of communications devices, including cellular telephones and facsimile machines, as well as the increased level of Internet usage, has led to a general increase in the use of telecommunications services and stimulated demand for faster transmission of data. The following chart from IDC, as printed in TeleGeography 1998, shows the expected number of Internet users in certain geographical regions through the year 2002:

                           REGIONAL INTERNET GROWTH

                                [GRAPHIC OMITTED]

                           INTERNET USERS (MILLIONS)

                            ----------------------------------------
                                     1997               2002
                                -----------       ---------------

JAPAN.........................       4.9               22.1
ASIA-PACIFIC .................       3.8               36.8
WESTERN EUROPE ...............      16.8               82.0
UNITED STATES ................      38.7              135.8


CORPORATE HISTORY

     We began operations in 1995 as Axicom, an alternative international telephone service company. We have used ReturnCall technology for our primary calling service, international and national long distance telephone calls. ReturnCall essentially works as follows: once our customers have subscribed to our service, when they want to make an international or national long distance call, they dial a unique U.S. telephone number and hang up after one ring before the call is answered, thus avoiding any charge. These calls are made to our switch which identifies the customers, then calls them back at their own pre-programmed number, providing them with U.S. dial-tone. Customers can now call their desired telephone number. The rates we offer for international and national long distance telephone services are typically significantly below the rates offered by PTTs. Through this technology, we can provide telephone service to virtually any country in the world. We have over 4,000 active subscribers who have signed up for service on our Web site.

     In mid-1997, we recognized the opportunity of offering multiple telephone services using the Internet and changed our strategy. We decreased the number of customers that we acquire and bill through independent agents and abandoned our "wholesale" business which had accounted for approximately half our revenues, but which was not profitable. We filed a patent for our proprietary Internet software in August 1998, and implemented our new Internet strategy in September 1998.

     In April 1999, all of the common stock of Axicom was acquired by the American Ostrich Corporation, a non-reporting company which was publicly traded on the OTC Bulletin Board under the symbol "AOC". As a result of this transaction, Axicom stockholders became the majority stockholders of American Ostrich Corporation, and American Ostrich Corporation reincorporated in Delaware and changed its name to CallNOW.com, Inc.


BUSINESS STRATEGY

     Our goal is to establish ourselves as a leading Web portal providing access to international and national telecommunications services enhanced by value-added features. We plan to:

     Establish www.CallNOW.com as a Leading Telecommunications "Portal" on the Internet. We believe that there is currently no global e-commerce brand for telecommunications. A large portion of the proceeds of this offering will be used to establish ourselves as a leading portal for telecommunications -- a one-stop shop on the Web where Internet users can sign up for international long distance, national long distance, calling cards, cellular rentals and other services. We believe that our traditional business, ReturnCall, makes us ideally suited to quickly service multiple markets. We plan to introduce country specific services in the approximately 230 markets that we serve to reinforce our image as a local-based company. We will spend a portion of the proceeds of this offering on country-specific branding of the site. We are targeting countries with a large amount of international and national long distance traffic and which also account for the deepest non-U.S. Internet penetration.

     Focus on International Opportunities. We anticipate that approximately 80% of our customers will continue to reside outside the U.S. In addition, we expect that the majority of our new Web-based customers will be individuals and small-sized companies with monthly international long distance bills between $50 and $5,000. Because of the relatively small account size, these individuals and corporations are generally not the primary targets of national carriers or large resellers.

     Leverage Multiple Distribution Channels. In order to reach the broadest potential group of customers rapidly, we are executing a broadly based affiliate program. This program will create local brand recognition and expand the reach of our marketing efforts while offering other global e-commerce organizations the opportunity of selling our telecommunications services in local markets. We expect that this program will be particularly important in geographic territories and market segments where populations of potential customers are too diffuse to support traditional forms of advertising.

     Create a "Sticky" Web Site for Cross Selling Products/Services and Generating Incremental Advertising Revenues. Due to the nature of the services available through our Web site, we believe customers will have reason to visit our Web site frequently. This will provide us with the opportunity of cross selling other products and services and enable us to sell targeted advertising which will reach customers while they navigate our site. We expect advertising to be a modest percentage of our revenue.

     Develop Additional Services and Value-Added Features. We plan to expand the services and value-added features we offer our customers through our Web site to provide additional telecommunications services. For example, in the next six to 18 months, we plan to offer direct dial service in Europe, Japan and Australia for national and international long distance through one or a number of networks. We intend within one year to include Internet fax and paging. As Internet telephony improves and achieves greater acceptance, we may offer it through our site. We are also developing unique Internet value-added telephone services aimed at international corporate customers.

     Additionally, we plan to expand the global online telephone directory services we currently offer to include more countries and features, including language options. In the next six months, we will provide customers who locate a number on the directory with the ability to find out the cost to place a call to the number and, if desired, to place the call immediately.

     Utilize Strategic Acquisitions to Augment Portal Strategy. We intend to use strategic acquisitions to augment our internally developed services and value-added features in order to achieve our goal of becoming a leading telecommunications "portal" on the Internet. For example, in May 1999, we acquired Telephone Directories on the Web, (www.teldir.com), an online assembly of international, national, regional, and local telephone directories.


OUR TELECOMMUNICATIONS SERVICES

     International Long Distance. We are a switched reseller of traditional and enhanced telephone services, licensed by the FCC. We target a market consisting of customers who are primarily located outside the United States. Our target market consists of individuals and smaller businesses who historically have been considered by the international long distance carriers and the large resellers to be too small a segment to cater to cost-effectively, or whose access to low-cost and value-added enhanced services is restricted by monopolistic national telephone companies. We are able to benefit from the relatively low cost of international telephone service in the United States and further from an arbitrage in rates created by the present over-capacity of high speed voice and data lines and networks around the world. Long distance carriers who own the networks have long sold hundreds of millions of telephone "minutes" annually to resellers. We purchase large blocks of the minutes, directly or indirectly, from the carriers at prices discounted from U.S. rates and we are able to pass along a significant portion of those discounts to our customers.

     National Long Distance. In certain of our markets our customers are able to use ReturnCall to make calls within their country. We believe the customers also save on these calls compared to the rates charged by their PTTs. Following the experience in the U.S., many countries around the world are starting to deregulate their long distance markets. We have identified these countries and their key telecommunications providers. We are approaching these providers to negotiate reseller agreements that will enable us to provide direct dial service for national long distance locally through our Web site.

     Free Global Online Telephone Directory. We recently acquired Telephone Directories on the Web, an online assembly of international, national, regional and local telephone directories, and provide it as a free service on our Web site. Currently, we are generating over 1.5 million page impressions per month. We believe that Telephone Directories on the Web will draw many potential subscribers to our Web site. As a future service, we intend to offer potential customers the opportunity to complete a call to any number they have located. If potential customers attempt calls, we will then follow up with an e-mail message encouraging them to sign up for our services.


OUR SOURCES OF REVENUE

     Traditional Phone Calls. We expect that ReturnCall or direct dial service for international and national long distance services will continue to provide us with a substantial proportion of our revenues. Because we transmit customer traffic through our proprietary software, we know the wholesale cost that we pay and can control the retail prices we charge, subject to the competitive pressures of the marketplace. In the international long distance business, we have experienced a growth in retail gross margins which can be attributed to wholesale prices declining faster than retail rates in markets where we provide services. We provide our services over the Internet only to customers with major international credit cards. Charges are pre-authorized based upon each customers requested monthly limit which significantly reduces our exposure to fraud.

     Other Telecommunications Services. We intend to offer other telecommunications services on our Web site, including calling cards, paging, Internet fax and an online directory for renting cellular phones. We intend to negotiate wholesale, reseller or override agreements with various companies offering these services. In addition, we plan on adding services to our global online telephone directory, including the ability to dial any telephone number accessed through the directory immediately.

     Advertising. We expect to generate revenue through a variety of different advertising and promotional opportunities. We intend to offer prospective advertisers the opportunity to place customized ads on our Web site through branding entire sections on our Web site, rotating and permanent placement of buttons, logos and Web site links, integrated gateway ads and multimedia banner ads. The data generated from customers' invoices and other sources will enable us to sell targeted advertising space at a higher cost per thousand hits because of the detailed information we have about our customers. We will also sell traditional Web-based advertising through banners and advertising displays on our Web site to companies seeking to reach customers meeting the profile of our subscribers.



DISTINCTIVE FEATURES OF OUR SERVICE

     Prior to implementing our Internet strategy, we sold our services largely through local agents. These agents were primarily individuals and small businesses which signed up customers for our services, and in many cases, maintained accounts and collected bills. This system had many inefficiencies and risks, including lack of a universal brand identity, high agent commissions, lagging cash flows and the risks of collecting from the agents.

     By selling our services through the Internet, we bill our customers directly against credit cards, thus avoiding lagging cash flow and collection risks. We are able to establish universal brand identity and are able to operate at a much lower cost while reaching a significantly wider universe of potential customers. Traffic is driven to our Web site by our affiliates and we typically pay them a commission based on referrals -- after we have been paid by our customer.

     Most importantly, however, the Internet platform and our proprietary software enable us to offer an array of features and value-added enhancements. The fully-automated, real-time features that distinguish our services include:

     Ability to Survey Country Specific Rates. When potential customers enter our Web site, a pull-down screen is presented which prompts them to input the country from which they are calling. Our rate calculator then determines the per minute rate for a call to any country selected.

     Immediate Account Sign Up, Credit Card Validation and Account Information. Upon entering our site, a customer may submit a completed application for our service with credit card information to our corporate database server. The server creates an account for the customer after identity, password, payment method and credit limit are checked and validated during the registration process. The customer is then assigned an access number which identifies the customer and which can be used immediately to initiate calls. Our communications switch routes all details of the call to our platform. All this information is stored in our corporate database.

     Immediate Call Information. A customer can review a report of a call immediately upon termination of the call. This report includes the detail of the date and time, country and number called, length and cost of the call. Our communications switch tracks all details of the call and provides the information to the billing platform. All this information is stored in real time in our corporate database. Customers can also review details of each of their calls from the date of inception of their account. To the best of our knowledge, customers' ability to access interim account information is not widely available outside the U.S.

     Monthly Invoicing. At the end of each billing period, an invoice and the related call detail information is automatically generated and e-mailed to customers after their credit cards have been charged and, based upon the credit limit, pre-approved for the next billing period. We believe that our Web-based software enables customers to administer their telecommunications needs with an ease and functionality that is innovative and user-friendly, particularly compared to alternatives in overseas markets.

     Automated Credit Card Billing and Pre-approval. Our software also automatically validates and bills customers' credit cards every four weeks. The bill is itemized and upon billing, the account is automatically pre-approved for the next billing cycle.

     While we are aware of several companies that offer customers the ability to sign up for services online, their customers must still typically submit a completed application form online or fax the printed form, and then wait to be contacted by an operator to set up the account (which could take a few days). More importantly, we are not aware of any other telecommunications company currently providing the combination of services we provide in real-time on the Internet on a global basis.

     We believe our automated method of signing up, provisioning, activating and providing account information with a cost effective customer acquisition and administration system in real time on a 24 hour, 7 day per week basis can be adapted to other online or e-commerce businesses. Accordingly, we believe that with adaptation of the application specific codes, our proprietary software has the potential to be used by and licensed to companies in other industries.


FUTURE AND PLANNED SERVICES

     We plan to introduce several new services in the future. These services include:

     Direct Dial Service. In the next six to 18 months, we intend to offer direct dial service from Australia, Austria, Denmark, Finland, France, Germany, Italy, Japan, Netherlands, Norway, Spain, Sweden and the United Kingdom. Users of direct dial service do not hang up and wait for a return telephone call. Instead, they dial a PIC code or local number (similar to 10-10-321 in the U.S.) prior to completing the call. Subscribers will sign up for this service on our Web site in the same manner as our ReturnCall service. We intend to expand the countries from which a caller can use direct dial service as markets in other countries further deregulate and this service becomes available in those countries.

     Calling Cards. We have contracted with Interconnect, a U.S.-based calling and debit card reseller for AT&T, to provide discounted AT&T calling card services to our customers. We will sell co-branded AT&T/CallNOW.com calling cards with access from 165 countries. These services will be provisioned in the same manner as our international and national long distance service.

     Telephone Directory/Single Calls. We offer a free global online telephone directory. Once customers find their desired telephone number in our directory, a pop-up form will appear asking them if they want to be connected to this telephone number. This is similar to U.S. national directory assistance automated dialing services offered by U.S. long distance carriers. By entering their own telephone number in the pop-up form, the connection will occur automatically without having to dial the telephone number.

     CallNOW.com Members' Services Customized Web Page. We plan to provide each customer with a customized Web page which, in addition to call monitoring and billing information, will contain the following services:

   o International and national long distance account. Each customer will be assigned an account number for our international long distance service.

   o Virtual calling card. Customers will be given a pre-selected CallNOW.com calling card displaying their name on their personalized site. By clicking on various icons next to the card, customers will be able to see a list of toll free access numbers, request a hard copy of the card, or review their calling card charges.

   o Virtual phone book. Customers will be able to store their frequently called numbers under this service. Customers will be able to click on a CallNOW.com button to initiate a call to one of their frequently called numbers.

   o Virtual conference calls. Customers will be able to select from their virtual phone book or enter numbers manually on a field that will automatically set up conference calls at a time specified by them. At the designated time, all parties will be called and customers will be able to verify that connections have been made to the desired telephone numbers by looking at their computer screens.

   o Free e-mail account. A free e-mail account will be set up for every customer with an address, such as yourname@callnow.com.


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

   o Customer Account Information. Access to a customer's invoice and call detail report will be provided under this service.

   o Other Services. We believe that we have the ability to use our existing technology to enhance international customer service offered by potential sponsors and our affiliates. We are exploring opportunities to provide such a service.


SALES AND MARKETING

  CallNOW.com Branding Strategy

     To support our affiliate network and to promote CallNOW.com as a leading portal for telecommunications, we plan to initiate an advertising campaign in countries with a large amount of international and national long distance traffic and which also account for the deepest non-U.S. Internet penetration. This campaign will seek to establish CallNOW.com as the site to go to for a single source solution for telecommunications needs. We plan to utilize multiple advertising media, such as print, television, radio and Web-based advertising in order to build our brand, increase traffic and raise our profile among potential advertisers. Our advertising will be country specific.

     Our advertising program will highlight the advantages of our services in their targeted markets as well as emphasize CallNOW.com as the online resource for finding telephone numbers. In markets in which telecommunications have just recently been deregulated, we will educate customers about new services available to them. In addition, this branding will assist local and regional affiliates who promote our services.

  Affiliate Strategy

     We believe that establishing affiliate relationships with other parties in the Internet and telecommunications industries is an effective means of generating sales of our services on a global basis. We currently have over 170 affiliates. We believe that these affiliates are key to creating brand recognition in many disparate markets that we would have difficulty accessing purely by traditional advertising alone. The sponsorship of our service by affiliates gives a local-based flavor to our services which is important in establishing ourselves in many markets around the world. We have various types of affiliates, such as:

     Premier search engines and portals--We recently entered into agreements with each of the European and Japanese affiliates of Lycos to be a premier telecom partner in those geographical areas. They will periodically place banners, promotional buttons, text links and other hyperlinks from their home pages and Web guides to our Web site resulting in having our name and services prominently displayed and offered in some of the most high-traffic sites on the Internet. Additionally, a similar presence will periodically be provided on search results pages. Also, during any keyword search relating to our industry or services, our name and services should appear in prominent positions. These agreements expire in the first half of 2001, unless terminated earlier by mutual consent or after one year upon 90 days' prior written notice or upon certain other conditions. We are obligated to make certain guaranteed payments to these Lycos affiliates in the next 18 months. In addition, we are obligated to pay Lycos a commission which is offset by these guaranteed payments. These transactions are not exclusive for either party and we are actively seeking similar agreements with other prominent search engines.

     On August 26, 1999, we entered into a two year agreement with Orientation Global Network, Inc, which operates Orientation.com, a growing network of regional Internet portals. Orientation will receive a commission on recurring revenue for customers that Orientation provides to us.

     National and local search engines--In most countries outside the U.S., e-commerce is still in a development stage and local sites are looking for ways to generate revenue and traffic. Currently, we have agreements with a few overseas search engines who are promoting our services on their home pages.

     Master affiliates--Master affiliates are Internet businesses which provide a number of telecommunications (and other) services to a large number of retail sub-affiliates. We recently signed agreements with a telecommunications association representing 10,000 Web-based affiliates and with another group that has over 20,000 telecom related Web sites. We are constantly in discussions with other parties who may want to become Master affiliates who we believe offer us the possibility of greatly expanding our number of customers. However, no assurance can be given that any of our discussions will actually result in signed agreements.

     Telecom related sites--Some traditional resellers of telecom services have developed static Web sites to promote their business. These resellers are eager to turn their Web sites into interactive sites allowing customers to sign up 24 hours per day, anywhere in the world. We are focused on this opportunity because the existing customer base for these sites is looking specifically for telecom services.

     E-commerce sites--We have been contacted by travel sites, hotel search engines and e-commerce retailers that wish to market our services as an added feature for their customers. We intend to pursue these opportunities with the proceeds from this offering.

     For the majority of our affiliates, we provide a standard, co-branded site that is designed to yield an immediate sign up for our international and national long distance services by their customers. These sites include:

      o  a rate calculator;

      o  an online sign up application;

      o  a service description;

      o  a link to customer service; and

      o  four language capability.

     Affiliates are attracted by the recurring revenue stream and the ability to provide more services to their customers who visit their sites and will then want to return to their sites. Our affiliate agreements are structured on a revenue sharing basis. We offer our affiliates a percentage of sales revenues generated by the affiliates' customers. Affiliates generally introduce and market our services to their customers via strategic placement of a permanent click-through CallNOW.com icon on their Web sites. In addition to revenue from sales, we gain a valuable list of customers with e-mail and regular addresses, telephone numbers and other demographic information about them.


OUR INTELLECTUAL PROPERTY

     Our Internet strategy, based upon our Web platform and our enhanced services, are all enabled and driven by software, the principal components of which are proprietary to us. The proprietary software was custom designed to our specifications. We filed a U.S. patent application for our proprietary software on August 28, 1998, and an international patent application under the Patent Cooperation Treaty on August 27, 1999. Our international patent application, which designates all treaty jurisdictions (about 100 countries), gives us the right to file Patent Cooperation Treaty national stage applications at any time prior to February 28, 2001, in all treaty jurisdictions in which we elect to seek patents for our proprietary software.

     We are continuously developing refinements and new features to our software. We believe our proprietary software contains unique and innovative features that enable us to offer to our customers the distinctive combination of services and features that we currently provide and that we plan to provide in the future. We believe the technology resident in our software and switches should allow us to differentiate our service offerings and provide us with a competitive advantage in the marketplace. However, we cannot assure you that others will not be able to develop software solutions or methods to deliver services and combinations of services similar to ours without infringing on our intellectual property rights. See "Risk Factors--Other Risks Related To Our Business Generally--Failure To Protect Our Intellectual Property Could Adversely Affect Our Brand And Our Business."

COMPETITION

     Most of our competition in the international telecommunications market is from traditional communications common carriers and PTTs (first tier), other carriers and resellers (second and third tier), all of whom are using the conventional Public Switched Telephone Network. Additionally, in the last ten years, alternative carriers have emerged who operate globally using ReturnCall technology and, more recently, voice over Internet protocol ("IP") technology. Other potential competitors include cable television companies, wireless telephone companies, large end users who have private networks and electric and other utilities with rights of way such as railways and microwave carriers.

     The first tier carriers are companies such as AT&T, MCI-Worldcom, British Telecom and other PTTs, international and local. Without exception, these companies are very large, have vast financial resources, and service most of the current end users today. These companies have multi-billion dollar investments in, and control most of, the existing infrastructure.

     Some of the alternative carriers and resellers who have emerged include RSL, Viatel, Espirit Telecom, Ursus and IDT. These companies serve retail markets in direct competition with us. For example, Ursus has recently announced an Internet approach to selling and administering some of their services in a manner that may be similar to ours. We are also aware of other resellers (for example, Talk.com, formerly TelSav) that have a similar approach to ours in the U.S. domestic market. We expect to see other competitors emerge. These carriers serve the small to mid-sized business markets using various technologies, including their own fiber networks and resale of others' capacity, through direct dial service in deregulating markets, by ReturnCall and, more recently, by IP telephony. Other tier carriers are strictly wholesale carriers such as Facilicom International, our primary carrier.

     Competition for customers in the telecommunications industry is primarily based on price and, to a lesser extent, on value-added services and on the type and quality of services offered. In most markets in which we compete, and in particular, those markets that have been deregulated, prices to the end-user customer have been decreasing and are expected to continue to decrease. Thus, we have experienced declining revenue per billable minute in all of our markets, in part as a result of increased worldwide competition within the telecommunications industry. We have no control over the prices set by our competitors, and some of our competitors may be able to use their financial resources to cause severe price competition in the countries in which we operate. Any such price competition would have a material adverse effect on our business, financial condition and results of operations.

     Our services are currently marketed to individuals and small businesses and thus, we generally do not compete with large-carrier alliances who generally target larger corporate customers. In addition, many smaller carriers have emerged, most of which specialize in offering national and international telephone services utilizing dial up access methods. Although many of these represent potential resale providers for us, others may choose to go directly to end-users and compete with us.

     We should not be confused with a new class of service provider using the Internet rather than traditional switched-circuit voice networks to provide call completion, sometimes known as Internet telephony. Internet telephony services are marketed as a low-cost way to make phone calls over the Internet using personal computers and/or traditional telephones. We view Internet telephony as a new technology for voice calls and intend to offer it as an option in the future based on the price/quality considerations of our customers. Whether or not we offer Internet telephony, certain Internet telephony providers will compete with future features we may offer such as allowing the user to speak with sales or customer service representatives of online retailers and other Web-based businesses while visiting their Web sites, including pop-up video phone capability at the computer.


GOVERNMENTAL REGULATION

     We are subject to regulation as a telecommunications service provider in some jurisdictions. In some countries where we operate or plan to operate, local laws or regulations limit or require prior government approval for the provision of international telecommunications service in competition with authorized carriers. For example, we provide our services by purchasing minutes from other carriers for resale to our customers. As a result, we may be affected by increased regulatory requirements in foreign jurisdictions. Also, local laws and regulations differ significantly among the jurisdictions in which we operate or plan to operate, and, within such jurisdictions, the interpretation and enforcement of such laws and regulations can be unpredictable. There can be no assurance that future regulatory, judicial, legislative or political changes will permit us to offer to residents of such countries all or any of our services or will not have a material adverse effect on us, that regulators or third parties will not raise material issues regarding our compliance with applicable laws or regulations, or that governmental decisions will not have a material adverse effect on our business.

     If we are unable to provide the services which we presently provide or intend to provide or to use our existing or contemplated transmission methods due to our inability to obtain or retain the requisite governmental approvals for such services or transmission methods, or for any other reason related to regulatory compliance or lack thereof, such developments could have a material adverse effect on our business, financial condition and results of operations.

     Regulation of the telecommunications industry is changing rapidly both domestically and globally. The FCC is considering a number of international service issues in the context of several policy rulemaking proceedings in response to specific petitions and applications filed by other international carriers. We are unable to predict how the FCC will resolve the pending international policy issues or how such resolution will effect our international business. In addition, the World Trade Organization Basic Telecom Agreement (the "WTO Agreement"), which reflects efforts to eliminate government-owned telecommunications monopolies throughout Asia, Europe and Latin America may affect us. Although we believe that these deregulation efforts will create opportunities for new entrants in the telecommunications service industry, there can be no assurance that they will be implemented in a manner that would benefit us.

     The regulatory framework in certain jurisdictions in which we provide services is described below:


United States

     Pursuant to the Communications Act of 1934, as amended (the "Communications Act"), the FCC is empowered to regulate the telecommunications industry in the U.S. Under current FCC policy, telecommunications carriers reselling the services of other carriers, and not owning domestic telecommunications transmission facilities of their own, are considered non-dominant and, as a result, are subject to streamlined regulation. The degree of regulation varies between domestic interstate telecommunications services (services which originate and terminate within the U.S.) and international telecommunications services (services which originate in the U.S. and terminate in a foreign country or vice versa).

     Non-dominant providers of domestic interstate telecommunications services do not require prior authorization from the FCC to provide service, they only need to have a tariff on file with the FCC setting forth the terms, conditions and rates of their interstate telecommunications services. Conversely, non-dominant providers of international services must obtain authorization to provide service from the FCC pursuant to Section 214 of the Communications Act. Carriers providing international service also must file a tariff with the FCC, setting forth the terms, conditions and rates under which they provide international services. The FCC has determined that it no longer will require non-dominant providers of domestic services to file tariffs. That decision has been stayed, pending appeal by the U.S. Court of Appeals for the District of Columbia Circuit.

     We provide both domestic interstate and international services to and from the U.S. and therefore must possess authority under Section 214 of the Communications Act and must file tariffs for domestic interstate and international services with the FCC. We have held a 214 Authorization to provide international switched resale services since March 1996. We also have tariffs on file with the FCC setting forth the terms and conditions under which we provide domestic interstate and international services.

     We must also conduct our international business in compliance with the FCC's International Settlements Policy, the rules that establish the permissible boundaries for U.S.-based carriers and their foreign correspondents to settle the cost of terminating each others' traffic over their respective networks.

     In addition to these authorization and tariff requirements, the FCC imposes a number of additional requirements on all telecommunications carriers, such as prior approval of transfers of control, including pro forma transfers of control (without public notice), corporate reorganizations, and assignments of regulatory authorizations. Such requirements may delay, prevent or deter a change in our control or our acquisition of another company.

     The FCC also imposes certain restrictions on U.S.-licensed telecommunications companies that are affiliated with foreign telecommunications carriers, especially if the foreign telecommunications carrier obtains a greater than 25% interest in a licensed carrier. If we become controlled by or under common control with a foreign telecommunications carrier, or we obtain a greater than 25% interest in or control over a foreign telecommunications carrier, the FCC could restrict our ability to provide service on certain international routes.

     The regulatory requirements in force today impose a relatively minimal burden on us. There can be no assurance, however, that the current regulatory environment and the present level of FCC regulation will continue, or that we will continue to be considered non-dominant. Any changes in the current regulatory framework may adversely affect our business, financial condition or results of operations.


International Regulation

     Under the WTO Agreement concluded on February 15, 1997, 69 countries comprising 95% of the global market for basic telecommunications services agreed to permit competition from foreign carriers. In addition, 59 of these countries have subscribed to specific pro-competitive regulatory principles. The WTO Agreement became effective on February 5, 1998, and has been implemented, to varying degrees, by the signatory countries. We believe that the WTO Agreement will increase opportunities for us and our competitors. However, we cannot assure you that the WTO Agreement will result in beneficial regulatory liberalization in all signatory countries.

     On November 26, 1997, the FCC adopted the Foreign Participation Order to implement the U.S. obligations under the WTO Agreement. In this order, the FCC adopted an open entry standard for carriers from World Trade Organization member countries, generally facilitating market entry for such applicants by eliminating certain existing tests. These tests remain in effect, however, for carriers from non-World Trade Organization member countries. Requests for reconsideration of the Foreign Participation Order are pending at the FCC.

     Increasing regulatory liberalization in many countries' telecommunications markets now permits more flexibility in the way we can route calls. Some countries, however, continue to restrict carriers from providing ReturnCall services.


European Union

     In Europe, the regulation of the telecommunications industry is governed at a supra-national level by the European Union (EU) formed by: Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain, Sweden and the United Kingdom. The EU was established by the Treaty of Rome and subsequent conventions and is authorized by such treaties to issue EU directives. EU member states are required to implement these directives through national legislation. If an EU member state fails to adopt such directives, the European Commission may take action, including referral to the European Court of Justice, to enforce the directives.


     In March 1996, the EU adopted the Full Competition Directive which requires EU member states to allow the creation of alternative telecommunications infrastructures by July 1, 1996, and affirms the obligations of EU member states to abolish the PTTs' monopolies in voice telephony by 1998. The Full Competition Directive also allows certain EU countries to delay the abolition of their voice telephony monopoly. Countries that still have temporary exemption include Portugal which expires on January 1, 2000 and Greece which expires on December 31, 2000.

     Each EU member state in which we plan to begin offering direct dial service has a different regulatory regime and such differences have continued beyond January 1998. Most EU member states require companies to obtain a license in order to provide voice telephony services or construct and operate telecommunications networks. However, the EU generally does not permit its member states to require individual licenses for other types of services. As a result, we may be delayed in obtaining or may not be able to obtain licenses in certain countries that would allow us to compete effectively. Failure to obtain regulatory authority in any European country may adversely affect our business, financial condition or results of operations.


Australia

     Two federal regulatory authorities have control over the operation of the Australian telecommunications industry. The Australian Communications Authority is the authority regulating matters such as the licensing of carriers and technical matters, and the Australian Competition and Consumer Commission has the role of promoting competition and consumer protection.

     Under the Australian regulatory framework, we will not be required to maintain a carriage license in order to supply carriage services to the public using network facilities owned by another carrier. Instead, we must comply with legislated "service provider" rules contained in the Australian Telecommunications Act of 1997 covering matters such as operator services, regulation of access, directory assistance, provision of information to allow maintenance of an integrated public number database, and itemized billing. In addition, other federal legislation, various regulations pursuant to delegated authority, ministerial declarations, codes, directions and court decisions affecting telecommunications carriers may also apply to us.

     There can be no assurances that we can obtain regulatory authority in Australia. Failure to obtain regulatory authority in the future may adversely affect our business, financial condition or results of operations.


Japan

     Japan's regulatory authority is the Ministry of Post and Telecommunications which enforces the Telecommunications Business Law. Under this law, we may be required to obtain a Special Type II license allowing us to provide additional services in Japan. There can be no assurance that we will obtain a Special Type II license. Our failure to obtain a Special Type II license could have an adverse effect on our ability to expand our operations in Japan and could adversely affect our business, financial condition or results of operations.


Latin America

     During recent years, several Latin American countries have taken steps to liberalize their telecommunications markets. Chile, El Salvador, Guatemala, Mexico and Peru are among the most liberalized. Several other countries, including Argentina and Venezuela, have partially or totally privatized their dominant local carriers and partially opened their markets to competition.

     Some important developments in the Latin American telecommunications markets include: (i) Argentina has recently issued new licensing regulations for telecommunications providers, and is currently licensing new competitive voice carriers that may begin providing services in November 2000; (ii) Brazil established an independent regulator, and partially opened its telecommunications market to competition; (iii) the Mexican local and long distance markets have been opened to competition and Telmex, the dominant local carrier, has been required to interconnect with the networks of competing carriers; and (iv) other countries such as Chile, Guatemala, El Salvador and Peru have fully liberalized their market for all telecommunications services.

     The degree of regulation and liberalization in the region varies significantly among countries. There can be no assurance that we will obtain regulatory authority in any of these countries. Failure to obtain regulatory authority in any country may adversely affect our business, financial condition or results of operations.


RETURNCALL

     We offer service by means of call re-origination, which we refer to as ReturnCall, pursuant to an FCC Section 214 Switched Voice Authorization. The FCC has determined that call re-origination service using uncompleted call signaling does not violate U.S. or international law, but has held that U.S. companies providing such services must comply with the laws of the countries in which they operate as a condition of such companies' Section 214 Switched Voice Authorizations. The FCC reserves the right to condition, modify or revoke any
Section 214 Authorizations and impose fines for violations of the Communications Act or the FCC's regulations, rules or policies promulgated thereunder, or for violations of the clear and explicit telecommunications laws of other countries that are unable to enforce their laws against U.S. carriers. FCC policy provides that foreign governments that satisfy certain conditions may request FCC assistance in enforcing their laws against U.S. carriers.

     Thirty-five countries have formally submitted information to the FCC stating that certain call re-origination services violate their laws. In November 1996, 57 countries reported to the International Telecommunications Union that call re-origination services are prohibited in their country. Except for the Philippines and Saudi Arabia, the FCC has stated that it has not determined whether these submissions by foreign governments to the FCC or the ITU are sufficient evidence of illegality for purposes of the FCC taking enforcement action against U.S. carriers.

     To date, the FCC has only ordered carriers to cease providing call re-origination services to the Philippines and Saudi Arabia. Future FCC enforcement action could include an order to cease providing call re-origination services to any other country ultimately found to have provided sufficient information to the FCC, the imposition of one or more restrictions on us, monetary fines or, ultimately, the revocation of our Section 214 Switched Voice Authorization, and could have a material adverse effect on our business, financial condition and results of operations. See "Risk Factors--Risks Related To The Telcommunications Business--Legality of ReturnCall."


INTERNET TELEPHONY


United States

     While we currently do not offer Internet telephony, we may offer it to our customers in the future. We believe that under U.S. law the Internet-related services that we provide and those that we may provide including IP telephony constitute information services, rather than telecommunications services. As such, our Internet-related services are not currently regulated by the FCC or state agencies responsible for regulating telecommunications carriers (although some parts of our future operations may be subject to state or federal regulation such as universal service, confidentiality of communications, copyright, and excise taxes). However, several efforts have been made to enact federal legislation that would either regulate or exempt from regulation services provided over the Internet. Therefore, we cannot assure you that Internet-related services will not be regulated in the future. Increased regulation of the Internet may slow its growth by negatively impacting the cost of doing business over the Internet.

     We also cannot assure you that Internet telephony will continue to be lightly regulated by the FCC and state regulatory agencies. The FCC has determined that, at present, information service providers, including Internet telephony providers, are not telecommunications carriers; however, we cannot be certain that this position will continue. On April 10, 1998, the FCC issued a report to Congress discussing its implementation of certain universal service provisions contained in the 1996 amendments to the Communications Act. In its report, the FCC stated that it would examine whether phone-to-phone Internet telephony should be considered an information service or a telecommunications service. The FCC noted that certain forms of phone-to-phone Internet telephony appeared to lack the characteristics of an information service and to have the same functionality as non-Internet protocol telecommunications services. In addition, the FCC is currently considering whether to impose surcharges and/or other common carrier regulations upon certain providers of Internet telephony. If the FCC or Congress determines that Internet telephony is subject to regulation as a telecommunications service, it could adversely affect our business, financial condition or results of operations.


International

     The regulatory treatment of Internet telephony in other countries varies widely and is subject to constant change. Some countries treat Internet telephony as does the U.S. and currently impose little or no regulation. Conversely, countries that prohibit or limit competition for traditional voice telephony services generally do not permit Internet telephony or strictly limit the terms under which it may be provided. Other countries regulate Internet telephony like traditional voice telephony services or determine on a case-by-case basis whether to regulate Internet telephony as a voice service or as another telecommunications service. Finally, in many countries, legislation or the regulatory authorities have not addressed Internet telephony. The varying and constantly changing regulation of Internet telephony in the countries where we plan to begin providing services may adversely affect our business, financial condition or results of operations.

     The EU, for example, distinguishes between voice telephony, which may be regulated by the member states, and other telecommunications services, which are fully liberalized. As concerns Internet telephony, the European Commission concluded in a Communication to the member states that, at present, Internet telephony should not be considered voice telephony and thus should not be regulated as such by the member states. However, the Commission noted that providers of Internet telephony whose services satisfied the EU's definition of voice telephony could be considered providers of voice telephony and could be regulated by the member states. Moreover, Commission Communications are not binding on the member states.


OTHER REGULATION AFFECTING THE INTERNET


United States

     Congress has recently adopted legislation that regulates certain aspects of the Internet, including content, user privacy, and taxation. In addition, Congress and other federal agencies are considering other proposals that would further regulate use of the Internet. For example, Congress is currently considering legislation on a wide range of issues including Internet spamming, database privacy, gambling, pornography and child protection, Internet fraud, privacy, and digital signatures. Similarly, various states have adopted or are considering Internet-related legislation. Increased regulation of the Internet may slow its growth, which may negatively impact the cost of doing business over the Internet and adversely affect our business, financial condition or results of operations.


International

     The EU has also enacted legislation affecting the Internet. In particular, the EU imposes restrictions on the collection and use of personal data and grants. EU citizens have broad rights to access and limit the use of their personal data. U.S. companies that collect or transmit information over the Internet from individuals in EU member states are subject to EU legislation, which imposes restrictions that are more stringent than existing Internet privacy standards in the U.S. The potential effect on us of the EU legislation or similar legislation elsewhere is uncertain. A prohibition on the export of personal data could adversely affect our business, financial condition or results of operations.


EMPLOYEES

     As of September 27, 1999, we had 15 employees. In addition, we use independent contractors and consultants when needed. We currently lack the personnel that will be necessary for our expected growth. We intend to use a significant portion of the proceeds of the offering to add additional personnel, including management, sales personnel, technical personnel and business development personnel. See "Use of Proceeds." In order to attract qualified personnel, we may be required to offer incentives such as stock options, stock awards or other additional non-cash compensation or may be required to allocate a greater portion of the proceeds of the offering for this purpose than is currently anticipated. None of our employees is represented by a labor union, and we consider our employee relations to be satisfactory.


PROPERTIES


     We lease an aggregate of approximately 4,000 square feet of office space in New York, New York pursuant to two leases, both of which were entered into in 1999, for our executive and administrative offices, at a total annual rental of approximately $89,000. Both leases expire on April 30, 2002.


LEGAL PROCEEDINGS


     Viatel, Inc. commenced an arbitration with the American Arbitration Association, New York Regional Office, alleging that it is owed $194,672.40 by us for "telecommunications services" provided by Viatel. We have asserted counterclaims against Viatel alleging that Viatel has engaged in unjust and unreasonable charges and/or practices in violation of the Communications Act. We have requested that we be awarded our actual damages, in an amount to be determined at arbitration, as well as an award of costs and reasonable attorneys' fees. Arbitration took place on August 31, 1999 and the parties are in the process of exchanging Post-Arbitration Briefs. A decision is expected by the beginning of November, 1999.


     Reid Bernstein has alleged that he was offered an opportunity by us to assist in the location of a potential candidate for merger or acquisition, or a related financing. Mr. Bernstein claims to be owed a five percent interest in us and a consulting fee of $60,000. Our position is that no agreement was ever executed and delivered between the parties, and, in any event, Mr. Bernstein did not perform. No arbitration demand or summons and complaint has been served, either by or upon us. The parties are currently discussing an amicable resolution of the situation.

                                  MANAGEMENT


OUR EXECUTIVE OFFICERS AND DIRECTORS

Our executive officers and directors are as follows:




               NAME                   AGE                    POSITION
- ----------------------------------   -----   ---------------------------------------
Christian Bardenheuer ............   39      Chairman of the Board of Directors and
                                             Chief Executive Officer
Warner R. Johnson, Jr. ...........   37      President and Director
Christopher R. Seelbach ..........   60      Chief Operating Officer, Acting Chief
                                             Financial Officer and Director
Martin Casanova ..................   45      Chief Technical Officer
Edward Cabot .....................   34      Director
Todd A. Goergen ..................   27      Director
Robert S. Tolmach, Jr. ...........   44      Director

     Christian Bardenheuer has served as our Chairman of the Board of Directors and Chief Executive Officer since April 1999 and as Managing Director of our subsidiary, Axicom, since its inception in August 1994. Prior to his co-founding Axicom, from early 1993 to August 1994, Mr. Bardenheuer served as President of Intertel Communications S.A., a Paris based, value-added telephone services company and was responsible for forming strategic alliances with international carriers and its marketing strategy. In addition, from 1992 to 1993, he was an independent consultant to senior management at Viatel Inc., an international telecommunications company, consulting on opportunities in Latin America. From 1990 to 1992, he worked as Vice President International at FM International, an international management consulting firm. Prior to that, he worked with Reseal International Limited Partnership, a high-tech packaging company, as Vice President in the International Business Development Department. Mr. Bardenheuer studied architecture at Universidad Piloto de Colombia from 1978 to 1981, and continued his studies at the Universidad de los Andes for a General Managing Program until 1982. He became a U.S. resident in 1982.

     Warner R. Johnson, Jr. has served as our President and as a Director since April 1999 and as Managing Director of Axicom, which he co-founded with Christian Bardenheuer, since August 1994. Mr. Johnson was Director of Finance of Viatel, Inc. from October 1992 through August 1994. From 1984 to 1990, he held various capital markets and investment banking positions at PaineWebber, Inc. in New York. Mr. Johnson received an A.B. in History/American Civilization from Brown University in 1984 and an M.B.A. from Columbia University in 1987.

     Christopher R. Seelbach has served as our Chief Operating Officer and Acting Chief Financial Officer since June 1999 and as a Director since August 1999. Mr. Seelbach began consulting for Axicom in May 1998. From 1994 to 1998, Mr. Seelbach was an independent consultant and served as President and Chief Executive Officer of Belcom, Inc., a COMSAT telecommunications investment, and as Acting President of Skysat Communications Network Corporation, a telecommunications business development company. From 1992 to 1994, he was Chief Operating Officer of Viatel, Inc. Prior to that, he was an executive with a number of technology-based companies and venture capital firms. Mr. Seelbach also was a consultant at McKinsey & Co. from 1967 to 1970. Mr Seelbach received a B.S. in engineering from the U.S. Naval Academy in 1961 and an M.B.A. from Columbia University in 1967.

     Martin Casanova has served as our Chief Technical Officer since February 1996. From July 1993 to January 1996, Mr. Casanova was the Technical Director for development of communications software of Sitel, Inc. From October 1992 to June 1993, he was an assistant in software development at Brainstorm Monitoring Corporation. From 1980 to 1992, Mr. Casanova was on the teaching staff of the National University of Mar Del Plata in Buenos Aires, Argentina. He completed his studies in electrical engineering at the National University of Mar Del Plata in 1979.

     Edward Cabot was appointed as a Director in September 1999. Mr. Cabot has served as the principal of Cabot Design, an interior design firm, which he founded in 1995. From 1991 to 1995, he was a principal at Lesser Frich Cabot, an architectural and design firm. Mr. Cabot received a B.A. in 1987 and a Masters of Architecture in 1991, both from Columbia University.

     Todd A. Goergen was appointed as a Director in September 1999. Mr. Goergen has served as the Director of Acquisitions and Corporate Development at Blyth Industries, Inc., a NYSE company, since 1999. Mr. Goergen also serves as a Manager for ROPART Investments LLC, a family investment partnership. He sits on the board of directors of several private companies, including Surfree.com, an Internet service provider. From 1994 to 1999, he was an Associate and an Analyst in the Mergers and Acquisitions Group of Donaldson, Lufkin & Jenrette. Mr. Goergen received a B.A. with a double major in Economics and Political Science from Wake Forest University in 1994.

     Robert S. Tolmach, Jr. was appointed as a Director in September 1999. Since 1998, Mr. Tolmach has served as a Managing Director of Environmental Property Group, LLC, a fund that invests in remediating environmentally sensitive properties. In 1998, he founded Verrazzano Partners LLC, which is developing a Staten Island Ferry as a New York City Expo in Japan. From 1987 to 1991, Mr. Tolmach served as senior real estate manager for James D. Wolfensohn, Incorporated. From 1986 to 1987, he was an associate at Carodan Corporation, a real estate development and consulting firm, and from 1982 to 1986, he was a principal at Arquitectonica International Corporation, an architectural firm, and headed the firm's Texas office. From 1984 to 1986, he owned and developed real estate in Houston and from 1980 to 1982, he was an architectural designer in Houston. He received a B.A. with a double major in architecture and fine arts from Rice University in 1978, and a B. Arch. from Rice University in 1980.


     Pursuant to a letter agreement entered into in connection with its investment in us, ROPART Investments LLC has the right to appoint one member of our Board of Directors. However, such appointment is limited to one of either Robert B. Goergen, Todd A. Goergen or Robert B. Goergen, Jr. On September 14, 1999, Todd A. Goergen was appointed to our Board of Directors as the initial nominee of ROPART Investments LLC.


BOARD COMMITTEES

     Executive Committee

     Between meetings of our full board of directors, the Executive Committee may exercise all of the power and authority of the board in the oversight of the management of our business and affairs, subject to limitations imposed under Delaware law. The members of the Executive Committee are Messrs. Bardenheuer, Johnson and Seelbach, and Mr. Bardenheuer serves as Chairman of the Executive Committee.

     Audit Committee

     The Audit Committee will review our internal accounting procedures and controls and consult with and review the services provided by our independent accountants. The members of the Audit Committee are Messrs. Cabot and Goergen.

     Compensation Committee

     The Compensation Committee will review and determine the stock option grants for all employees, consultants, directors and other individuals and review and determine the salaries of the Chief Executive Officer and the other executive officers. The members of the Compensation Committee are Messrs. Cabot, Goergen and Tolmach, Jr.


DIRECTOR COMPENSATION

     As compensation for their services, we expect to make annual grants of options to purchase shares of our common stock to our independent directors. In connection with the appointment of Messrs. Cabot, Goergen and Tolmach, Jr. as directors, we awarded each of them an initial grant of options to purchase 10,000 shares of our common stock pursuant to our stock option plan at an exercise price of $2.75 per share (subject to an increase in exercise price if our compensation committee determines that such increase is necessary based on third party determinations of fair market value) vesting ratably over three years. We will also reimburse directors for out-of-pocket expenses incurred in connection with attending board of directors and committee meetings.


EMPLOYMENT AND CONSULTING AGREEMENTS


     In November 1998, we entered into a consulting agreement with Christopher
R. Seelbach, now our Chief Operating Officer and Acting Chief Financial Officer. Pursuant to the terms of the agreement, Mr. Seelbach was to have been paid consulting fees of $5,000 per month from August 1998 through February 1999, and $10,000 per month from March 1999 until revenues reach $1.0 million per month at which time his compensation will be increased to $15,000 per month. As of the date of this prospectus, we owe Mr. Seelbach approximately $15,000 representing consulting fees, which we intend to pay from the net proceeds of this offering. See "Use of Proceeds" and "Related Party Transactions."


     In addition, pursuant to the terms of the agreement, in 1998 and 1999, Mr. Seelbach has been granted options to purchase 282,825 shares of our common stock at exercise prices ranging from $.01 to $2.75 per share, representing approximately 4.3% of our outstanding common stock prior to the offering (assuming the exercise of such options). The consulting agreement requires us to grant additional options to Mr. Seelbach in the event of any issuances of equity by us (or securities convertible into equity) in connection with a financing so that, if his options are exercised, he will maintain his five percent interest. Thus, as part of this offering, Mr. Seelbach will be granted options to purchase 200,000 shares at the public offering price. This anti-dilution provision remains in effect until October 31, 2000. See "Related Party Transactions."


     In July 1999, we entered into an employment agreement with Martin Casanova. This agreement terminates in July 2001 and is automatically renewed from year to year unless terminated by mutual agreement or by either party upon 60 days' notice. As our Chief Technical Officer, Mr. Casanova's duties include operating, maintaining, and upgrading the hardware and software necessary for the telecommunications services we provide and developing additional services, such as calling cards and IVR services. He receives an annual base salary of $120,000. In addition, subject to the discretion of our Board, Mr. Casanova may be awarded an annual bonus of up to 20% of his annual base salary. He has been granted options to purchase 45,000 shares of our common stock pursuant to our stock option plan. See "Related Party Transactions."


EXECUTIVE COMPENSATION


     The following table sets forth the annual and long-term compensation for services in all capacities paid by us during 1996, 1997 and 1998 to our Chief Executive Officer. No executive officer's compensation exceeded $100,000 during such years. For 1999, Messrs. Bardenheuer and Johnson will each receive an annual salary of $180,000, effective upon the consummation of this offering and retroactive to January 1, 1999, and a bonus of up to 20% of their annual salary. For 1999, Mr. Seelbach will receive an annual salary of $110,000 in accordance with his consulting/employment agreement. See "--Employment and Consulting Agreements."

                          SUMMARY COMPENSATION TABLE




                                            ANNUAL COMPENSATION                       LONG-TERM
                            ----------------------------------------------------   COMPENSATION:
                                                                       OTHER           SHARES
    NAME AND PRINCIPAL                                                ANNUAL         UNDERLYING       ALL OTHER
         POSITION            YEAR         SALARY         BONUS     COMPENSATION        OPTIONS       COMPENSATION
- -------------------------   ------   ----------------   -------   --------------   --------------   -------------
Christian Bardenheuer       1998        $  98,000(1)      --           --                --              --
 Chairman of the Board      1997        $  90,000(2)      --           --                --              --
 of Directors and Chief     1996        $  35,144         --           --                --              --
 Executive Officer

- ----------
(1) $15,500 of such salary was deferred and will be paid out of the net proceeds from this offering.

(2) Approximately $15,300 of such salary was deferred and will be paid out of the net proceeds from this offering.


OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth information regarding options granted in the last fiscal year to an executive officer.




                                            INDIVIDUAL GRANTS
                                  -------------------------------------
                                                                                           POTENTIAL REALIZABLE
                                                                                                 VALUE AT
                                                PERCENT OF                                 ASSUMED ANNUAL RATES
                                    NUMBER OF     TOTAL                                             OF
                                   SECURITIES    OPTIONS                                        STOCK PRICE
                                   UNDERLYING   GRANTED TO                                   APPRECIATION FOR
                                     OPTIONS    EMPLOYEES   EXERCISE OF                         OPTION TERM
                                     GRANTED    IN FISCAL   BASE PRICE      EXPIRATION     ---------------------
               NAME                    (#)         YEAR       ($/SH)           DATE          5% ($)     10% ($)
- --------------------------------- ------------ ----------- ------------ ------------------ ---------- ----------
Christopher Seelbach(1) ......... 96,875       100%           $ 1.00    October 31, 2003    $26,765    $59,143

- ----------
(1)   See "--Employment and Consulting Agreements."


     Our Board of Directors has adopted a stock option plan, subject to stockholder approval, pursuant to which we have reserved 2,200,000 shares of common stock for issuance upon exercise of options which may be granted under the plan. In September 1999, Mr. Casanova was granted options to purchase 45,000 shares and each of Messrs. Bardenheuer and Johnson were granted options to purchase 300,000 shares of common stock at exercise prices of $2.75 per share (subject to an increase in exercise price if our compensation committee determines that such increase is necessary based on third party determinations of fair market value), pursuant to this plan. See "--1999 Stock Option Plan."

     In 1999, Mr. Seelbach was granted options to purchase 189,950 shares of our common stock at exercise prices ranging from $.01 to $2.75 per share, representing approximately 2.9% of our outstanding common stock prior to this offering (assuming the exercise of such options). As part of this offering, Mr. Seelbach will be granted options to purchase 200,000 shares at the public offering price. See "--Employment and Consulting Agreements."


1999 STOCK OPTION PLAN

     In September 1999, our Board of Directors adopted the 1999 Stock Option Plan. The 1999 Plan is subject to approval by our stockholders which we intend to seek prior to the closing of this offering.

     The 1999 Plan provides for the grant of options to purchase up to, but not in excess of, 2,200,000 shares of common stock to our officers, directors, agents, consultants and independent contractors. Options may be either "incentive stock options" within the meaning of Section 422 of the Internal

Revenue Code of 1986, as amended, or non-qualified options. Incentive stock options may be granted only to our employees or employees of our subsidiary, while non-qualified options may be granted to such persons and to non-employee directors and consultants.


     The 1999 Plan is administered by our Board of Directors or by our Compensation Committee (the "Administrator"), which determines, among other things, those individuals who receive options, the time period during which the options may be exercised, the number of shares of common stock issuable upon the exercise of each option and the option exercise price. The exercise price per share of common stock subject to an incentive option may not be less than the fair market value per share of common stock on the date the option is granted (110% in the case of an incentive stock option granted to a person who owns, directly or indirectly, at the time of the granting of an incentive stock option to such person, 10% or more of the total combined voting power of all classes of stock of us (a "10% Shareholder")). The exercise price per share of the common stock subject to a non-qualified option may be established by the Administrator. The aggregate fair market value, determined as of the date the option is granted, of common stock for which any person may be granted incentive stock options which first become exercisable in any calendar year cannot exceed $100,000.


     No stock option may be transferred by an optionee other than by will or the laws of descent and distribution, and, during the lifetime of an optionee, the option will be exercisable only by the optionee. In the event of termination of employment other than by death, retirement or permanent and total disability, the optionee will have no more than three months after such termination during which the optionee shall be entitled to exercise all or any part of such employee's option, unless otherwise determined by the Administrator. Upon termination of employment of an optionee by reason of death, retirement or permanent or total disability, such optionee's options remain exercisable for one year thereafter to the extent such options were exercisable on the date of such termination.


     Options under the 1999 Plan must be issued within ten years from the effective date of the Plan. Incentive stock options granted under the 1999 Plan cannot be exercised more than ten years from the date of grant (five years in the case of an incentive stock option issued to a 10% Shareholder). All options granted under the 1999 Plan will provide for the payment of the exercise price in cash or check or by delivery to us of shares of common stock having a fair market value equal to the exercise price of the options being exercised, or by a combination of such methods, or by such other methods approved by the Administrator pursuant to the 1999 Plan. Therefore, an optionee may be able to tender shares of common stock to purchase additional shares of common stock and may theoretically exercise all of such optionee's stock options with no investment.


     Any unexercised options that expire or that terminate upon an employee's ceasing to be employed by us become available again for issuance under the 1999 Plan. To date, options to purchase 958,000 shares of our common stock at exercise prices of $2.75 per share (subject to an increase in exercise price if our compensation committee determines that such increase is necessary based on third party determinations of fair market value), have been granted under the 1999 Plan. All such options will be subject to the approval of the 1999 Plan by our stockholders.

                          RELATED PARTY TRANSACTIONS


REORGANIZATION TRANSACTION

     On March 19, 1999, Axicom issued a convertible debenture in the principal amount of $500,000 to GEM France, S.A. (the "March Debenture"). The March Debenture was convertible by its terms into 628,585 shares of our common stock. GEM France subsequently assigned $50,000 principal amount of the March Debenture to Turbo International Inc.

     On April 6, 1999, in a series of related transactions, GEM France and Turbo converted the March Debenture into 628,585 shares of our common stock as part of the Axicom-American Ostrich transaction. Of this amount, 565,726 shares, or approximately 11.25%, were issued to GEM France. In connection with the Axicom-American Ostrich transaction, Axicom's shareholders received 3,875,000 shares, or 88% of the issued and outstanding common stock of American Ostrich Corporation, on a fully-diluted basis. Also, GEM Global Fund received 251,433 shares, or approximately 5% of our fully-diluted common stock, as a fee for arranging for and structuring this transaction. Immediately after this transacation, American Ostrich Corporation reincorporated in Delaware and changed its name to CallNOW.Com, Inc.

     In June 1999, we issued to GEM Investments Ltd. a convertible debenture in the principal amount of $479,000 (the "June Debenture"). The June Debenture was issued in tandem with warrants entitling the holder to purchase 100,000 shares of our common stock at an exercise price of $0.01 per share (the "GEM Warrants"). In September 1999, GEM Investments Ltd. converted the June Debenture into 343,662 shares of our common stock and exercised the GEM Warrants for 100,000 shares of our common stock.

     All of the shares of common stock issued or issuable to GEM France, Turbo, GEM Investments Ltd. and certain other shareholders of American Ostrich Corporation are exempt from registration under the Securities Act and are freely tradable pursuant to Rule 504 of Regulation D promulgated under the Securities Act.

     As of the date of this prospectus, GEM France no longer owns any shares of our common stock and GEM Investments Ltd. owns approximately 7% of our outstanding common stock.


SEELBACH FINDERS FEES

     In November 1998, we entered into a finders fee agreement with Christopher
R. Seelbach, now our Chief Operating Officer and Acting Chief Financial Officer. Pursuant to the finders fee agreement, Mr. Seelbach was to be paid $35,000 in connection with the $500,000 extension of credit by one of our suppliers. As of the date of this Prospectus, we still owe Mr. Seelbach this $35,000 fee, which we intend to pay from the net proceeds of this offering. See "Use of Proceeds" and "Management--Employment and Consulting Agreements."


CASANOVA SALE OF TECHNOLOGY AGREEMENT

     On July 28, 1999, we entered into an agreement with Smart Software, a corporation controlled by Mr. Martin Casanova, the engineer that designed our telephone switching, account activation and billing software (the "Software"). The agreement provides that, over a period of two years, Mr. Casanova will create a manual for the software and a manual for the switching system. Smart Software will receive an aggregate of $400,000 in eight quarterly installments. In addition, we purchased the Software for an aggregate of 30,000 shares of our common stock. See "Management--Employment and Consulting Agreements."


SALARY OWED TO SENIOR MANAGEMENT

     As of June 30, 1999, we owed Messrs. Bardenheuer and Johnson an aggregate of approximately $151,000 for accrued and unpaid salary relating to 1997 and 1998. In August 1999, we paid Messrs. Bardenheuer and Johnson, in the aggregate, approximately $90,000 of this amount. We intend to pay the balance of approximately $61,000 out of the net proceeds of this offering. See "Use of Proceeds."

OPTIONS GRANTED TO OUR FOUNDERS


     In September 1999, Messrs. Bardenheuer and Johnson were each granted options to purchase 300,000 shares of common stock at an exercise price of $2.75 per share (subject to an increase in exercise price if the Compensation Committee determines that such increase is necessary based on third party determinations of fair market value), pursuant to our stock option plan.
See "Management--Options Grants In Last Fiscal Year."

                      PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information, as of the date of this prospectus and as adjusted to reflect the sale of 4,000,000 shares of common stock by us in this offering, regarding beneficial ownership of our common stock by (i) all persons known by us to beneficially own more than 5% of our common stock, (ii) the Selling Stockholders (adjusted to include the sale of their respective shares), (iii) each director and executive officer and (iv) all directors and executive officers as a group. The following table gives effect to the shares of common stock that could be issued upon the exercise of outstanding options and warrants which are or will become exercisable within 60 days of the date of this prospectus. Unless otherwise indicated in the footnotes to the table, the following individuals have sole voting and sole investment control with respect to the shares they beneficially own, subject to community property laws where applicable.



                                                             PRINCIPAL AND SELLING STOCKHOLDERS
                                          -------------------------------------------------------------------------
                                                    SHARES                 NUMBER OF               SHARES
                                                 BENEFICIALLY            SHARES TO BE           BENEFICIALLY
          NAME AND ADDRESS OF                   OWNED PRIOR TO              SOLD IN           OWNED AFTER THE
            BENEFICIAL OWNER                       OFFERING                OFFERING               OFFERING
- ---------------------------------------   ---------------------------   --------------   --------------------------
                                             NUMBER       PERCENTAGE                        NUMBER       PERCENTAGE
                                          ------------   ------------                    ------------   -----------
Christian Bardenheuer (1) .............      969,539         15.35%              --         969,539         9.40%
Warner Johnson, Jr. (1), (2) ..........    1,036,477         16.41%              --       1,036,477        10.05%
Christopher Seelbach (1), (3) .........      193,750          2.98%              --         193,750         1.84%
Martin Casanova (1), (4) ..............       30,000             *               --          30,000            *
Todd A. Goergen (5)
 c/o ROPART Investments LLC
 100 Field Point Rd
 Greenwich, CT 06830 ..................       90,909          1.43%              --          90,909            *
Edward Cabot
 c/o McAlpine Associates
 394 Broadway, 5th Floor
 New York, NY 10013 ...................      125,510          1.99%              --         125,510         1.22%
Robert S. Tolmach, Jr.
 c/o Verrazzano
 Development Partners
 330 East 38th Street
 Apt. 54-O
 New York, NY 10016 ...................        9,090             *               --           9,090
GEM Investments Ltd.
 11 Gloucester Court
 Marlton, NJ 08053 ....................      443,662          7.03%              --         443,662         4.30%
Upper Brook Ltd.
 c/o Citco Bank and Trust Company
 (Bahamas) Limited
 P.O. Box CB-13136
 Nassau Bahamas .......................      507,272          8.03%         126,818         380,454         3.69%
Eden Capital Fund Limited
 18 Upper Brook Street
 London W1Y 1PD
 England ..............................       38,182             *            9,546          28,636            *
New York Community Investment
 Company L.L.C.
 120 Broadway, 36th Floor
 New York, NY 10271 ...................      114,109          1.81%          28,527          85,582            *
Executive Officers and Directors as a
 group (7 persons) (6) ................    2,229,766         37.72%              --       2,229,766        23.36%

- ----------

*     less than 1%

(1) Except as otherwise indicated, the address for the referenced stockholders is c/o CallNOW.com, Inc., 50 Broad Street, New York, NewYork 10004.

(2) Includes 33,469 shares of common stock held by Mr. Johnson's parents and 33,469 shares of common stock held by Mr. Johnson's brother. Mr. Johnson disclaims beneficial ownership of such shares.

(3) Includes 193,750 shares of common stock which are issuable pursuant to options exercisable within 60 days.

(4) Restricted shares which become vested in four semi-annual installments commencing January 28, 2000.

(5) ROPART Investments LLC is the beneficial owner of 90,909 shares of common stock and Mr. Goergen is a Manager of ROPART Investments LLC.

(6)   See footnotes 2 through 5 above.

                           DESCRIPTION OF SECURITIES

     The following summary description of our capital stock and selected provisions of our certificate of incorporation and bylaws is qualified in its entirety by reference to our certificate of incorporation and bylaws.


COMMON STOCK

     We are authorized to issue up to 50,000,000 shares of common stock, par value $.001 per share, of which 6,314,366 shares are outstanding as of the date of this prospectus. Holders of common stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for election of directors. Subject to the prior rights of any series of preferred stock which may from time to time be outstanding, if any, holders of common stock are entitled to receive ratably dividends when, as and if declared by the Board of Directors out of funds legally available therefore and, upon our liquidation, dissolution or winding up, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock, if any. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, fully paid and nonassessable.


REGISTRATION RIGHTS

     After the closing of this offering, the holders of 90,909 outstanding shares of common stock hold registration rights that allow them to "piggyback" the registration of their shares under the Securities Act on future registrations of our securities and holders of a maximum of 181,232 shares of our common stock in the event of the conversion of our outstanding convertible debentures have registration rights that allow them to "demand" the registration of their shares under the Securities Act. Accordingly, whenever we propose to register any shares of our common stock under the Securities Act (other than registrations on Forms S-4 or S-8), these stockholders have the right to include their shares of common stock in that registration. However, the number of shares that those stockholders may include in any registration will be reduced if the underwriters for that offering advise us that the aggregate number of shares should be reduced. We are generally obligated to bear all expenses, other than underwriting discount and sales commissions, of the registration of all shares of common stock of those stockholders. The registration rights require those stockholders to indemnify us in some circumstances. Registration of any of the shares of common stock held by holders of registration rights generally would result in those shares becoming freely tradable without restriction under the Securities Act immediately following their distribution in the manner described in the applicable registration statement.

     The holders of the Representatives' Warrants will have certain demand and "piggyback" registration rights with respect to the shares of common stock underlying such warrants, commencing one year after the effective date of this offering. If the Representatives should exercise registration rights to effect the distribution of the securities underlying the Representatives' Warrants, they will be unable to make an active market in our securities prior to and during such distribution. If they cease making a market in the common stock, the market and market prices for the common stock may be materially adversely affected, and holders thereof may be unable to sell or otherwise dispose of their shares of common stock. See "Underwriting."


LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Our certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that a director of a corporation will not be personally liable for monetary damages resulting from a breach of that individual's fiduciary duties as a director except for liability for a breach of director's duty of loyalty, any act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law, unlawful payments of dividends or unlawful stock repurchases or redemptions, or for any transaction from which the director derived an improper personal benefit. This limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.


     Section 145 of the Delaware General Corporation Law permits indemnification by a corporation of certain officers, directors, employees and agents. Our bylaws contain provisions which require us to indemnify our officers and directors against liabilities in their capacities as such to the maximum extent permitted by law. We believe that the provisions of our certificate of incorporation and bylaws described above are necessary to attract and retain qualified persons as directors and officers.


     We have also obtained a policy of insurance under which our directors and officers will be insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respective capacities as directors or officers, including liabilities under the Securities Act.


     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


DELAWARE ANTI-TAKEOVER LAW


     We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 prohibits a Delaware corporation from engaging in any "business combination" with any "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder, unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (for the purposes of determining the number of shares outstanding, those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, are excluded from the calculation); or
(iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.


     For purposes of Section 203, a "business combination" includes (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
(iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

MARKET INFORMATION


     From May 11, 1999 to July 30, 1999, our common stock was traded on the OTC Bulletin Board. Since August 2, 1999, our common stock has traded in the Nasdaq Quotation Bureau LLC's Pink Sheets. We plan to file an application to include our common stock on the Nasdaq National Market System under the symbol "CALN".


TRANSFER AGENT


     Atlas Stock Transfer Corporation, 5899 South State Street, Murray, Utah 84107, is the Transfer Agent for our common stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon the consummation of the offering, we will have outstanding 10,314,666 shares of common stock, of which 5,758,595 shares, including the 4,164,891 shares offered hereby, will be freely tradable without restriction or further registration under the Securities Act. In addition, 494,672 shares of outstanding common stock are being registered in the registration statement of which this prospectus is a part, but are subject to a lock-up agreement as described below. The remaining 4,556,071 shares of common stock are "restricted securities," as that term is defined in Rule 144 under the Securities Act, and in the future may only be sold pursuant to a registration statement under the Securities Act, in compliance with the exemption provisions of Rule 144 or pursuant to another exemption under the Securities Act. Commencing in April 2000, substantially all of these restricted securities will be eligible for sale in the public market pursuant to Rule 144 subject to the lock-up agreement described below.


     In general, under Rule 144, as currently in effect, a person, including a person who may be deemed our "affiliate" as that term is defined under the Securities Act, who has beneficially owned shares for at least one year would be entitled to sell within any three-month period a number of shares that do not exceed the greater of (i) 1% of the then outstanding shares of our common stock, or (ii) the average weekly trading volume of our common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are further subject to certain restrictions relating to the manner of sale, notice and the availability of current public information about us. After two years have elapsed from the date of the issuance of restricted securities by us or their acquisition from an affiliate, such shares may be sold without limitation by persons who have not been our affiliates for at least three months.


     We expect the beneficial owners of all shares of common stock to agree not to sell shares for a period of 180 days after the date of this prospectus without the consent of Kaufman Bros., L.P. In addition, without the consent of Kaufman Bros., L.P., we have agreed not to sell or offer for sale any of our securities for a period of 180 days following the date of this prospectus, except in connection with strategic transactions or mergers and acquisitions for which no consent is required.


     No prediction can be made as to the effect, if any, that sales of securities, or whether pursuant to Rule 144 or otherwise, the availability of such securities for sale, will have on the market prices prevailing from time to time for our common stock. However, even the possibility that a substantial number of our securities may, in the near future, be sold in the public market may adversely affect prevailing market prices for the common stock and could impair our ability to raise capital through the sale of our equity securities.

                                 UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, we and the Selling Stockholders have agreed to sell an aggregate of 4,164,891 shares of common stock to the Underwriters named below, for whom Kaufman Bros., L.P. and John G. Kinnard & Co. are acting as the Representatives, and the Underwriters have severally agreed to purchase the number of shares set forth opposite their respective names in the table below at the offering price, less the underwriting discount set forth on the cover page of this prospectus:




UNDERWRITERS                           NUMBER OF SHARES
- -----------------------------------   -----------------
    Kaufman Bros., L.P. ...........
    John G. Kinnard & Co. .........
    Total .........................   4,164,891
                                      =========

     The Underwriting Agreement provides that the obligation of the Underwriters to purchase the shares of common stock is subject to certain conditions. The Underwriters are committed to purchase all of the shares of the common stock, other than those covered by the over-allotment option described below, if any are purchased.

     The Underwriters propose to offer the shares to the public initially at the public offering price set forth on the cover page of this prospectus, and
to certain dealers at such price less a concession not in excess of $     per
share. The Underwriters may allow, and such dealers may reallow, discounts not
in excess of $     per share; and the Underwriters may allow, and such dealers
may reallow, a concession of not more than $     per share to certain other
dealers. After this offering, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the Representatives.

     We have also granted to the Underwriters, exercisable for 45 days from the date of this prospectus, an option to purchase up to 624,734 additional shares of common stock at the public offering price less the underwriting discount. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase additional shares of common stock proportionate to such Underwriters' initial commitment as indicated in the preceding table. The Underwriters may exercise such right of purchase only for the purpose of covering over-allotments, if any, made in connection with the sale of the shares.

     We have also granted to the Representatives of the Underwriters, and their respective designees, for nominal consideration, the Representatives' Warrants to purchase up to an aggregate of 400,000 shares of our common stock. The Representatives' Warrants will be exercisable for a period of four years, commencing upon the first anniversary of the date of this prospectus, at an initial exercise price equal to 120% of the public offering price per share. The Representatives' Warrants are not redeemable by us under any circumstances. Neither the Representatives' Warrants nor the shares of common stock issuable upon exercise thereof may be transferred, assigned or hypothecated for a period of 180 days after the date of this prospectus, except that they may be assigned, in whole or in part, to any successor, officer or partner of the Representatives, to the respective officers, partners or stockholders or any successor of members of the selling group. The Representatives' Warrants will contain anti-dilution provisions for appropriate adjustment of the exercise price and number of shares which may be purchased upon the occurrence of certain events, including the issuance of stock dividends, stock splits, subdivisions or combinations of outstanding stock and reclassifications.

     The holder(s) of a majority of the Representatives' Warrants and/or the underlying shares shall have the right, during the five year period beginning on the first anniversary date of this prospectus, on two occasions (one of which will be at our sole expense), to require us to register the common stock underlying the Representatives' Warrants by means of a registration statement pursuant to the Securities Act, or a post-effective amendment thereto, as appropriate, so as to enable such holders to publicly offer the underlying shares. Moreover, if during the five year period beginning on the first anniversary date of this prospectus, we register any of our securities for sale pursuant to a post-effective amendment or new registration statement, upon request by any of the holders of the outstanding shares underlying the Representatives' Warrants, we will be required to include such shares in such registration.

     We have agreed to pay the Representatives a non-accountable expense allowance equal to 3% of the gross proceeds received by us from the sale of the shares offered hereby. We have also agreed to pay certain expenses in connection with this offering, including expenses in connection with qualifying the shares offered hereby for sale under the laws of such states as the Underwriters may designate and the placement of tombstone advertisements. We have paid $25,000 to the Representatives as an advance for expenses.

     We have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     We have agreed to give notice to the Representatives of meetings of our Board of Directors and to permit a nominee of the Representatives to attend the meetings as an observer. Kaufman Bros., L.P., on behalf of the Representatives, also has the right, but not the obligation, to nominate one director to our Board of Directors for four years from the closing of this offering.

     We expect all of our directors and officers and stockholders, together with the holders of options to purchase shares of our common stock, to agree with the Underwriters not to publicly sell or otherwise dispose of any of their shares of common stock or securities exercisable for shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of Kaufman Bros., L.P. In addition, we have agreed with the Underwriters not to offer, sell or otherwise dispose of any shares of common stock except for the shares of common stock offered hereby, the shares of common stock issuable upon exercise of the Representatives' Warrants and the shares of common stock issuable upon exercise of outstanding options granted pursuant to our stock option plan for a period of 180 days after the date of this prospectus without the prior written consent of Kaufman Bros., L.P.

     Although our common stock is traded in the National Quotation Bureau, LLC's Pink Sheets, such trading has been limited and sporadic. See "Price Range of Common Stock." The offering price of the common stock will be determined by negotiation between us, the Selling Stockholders and the Representatives. Factors to be considered in such negotiation, in addition to the prices prevailing in the National Quotation Bureau, LLC's Pink Sheets, include the history of and prospects for the industry in which we compete, an assessment of our management, our prospects, our capital structure and certain other factors as are deemed relevant. The public offering price of the common stock does not necessarily bear any relationship to our assets, net worth, earnings, book value, or other criteria of value applicable to us and should not be considered an indication of the actual value of the common stock. Such price is subject to change as a result of market conditions and other factors, and the common stock may not be able to be resold at the offering price.

     During and after this offering, the Underwriters may purchase and sell common stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the shares sold in the offering for their account may be reclaimed by the syndicate if such shares are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the common stock which may be higher than the price that might otherwise prevail in the open market. Neither we nor any of the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued at any time.

                                 LEGAL MATTERS


     The validity of the shares offered hereby will be passed upon by Stairs Dillenbeck Finley & Merle, New York, New York. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Squadron, Ellenoff, Plesent & Sheinfeld, LLP, New York, New York.


                                    EXPERTS


     Our financial statements and schedules as of December 31, 1998 and 1997 and for the years then ended, included in this prospectus and elsewhere in the registration statement, have been audited by Horton & Company, L.L.C., independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


     Ernst & Young LLP, independent auditors, have audited our financial statements and schedules for the year ended December 31, 1996, as set forth in their report. We have included our financial statements and schedules in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.


                            ADDITIONAL INFORMATION


     We have filed with the Commission a registration statement on Form S-1 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act, with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to us and our common stock, reference is hereby made to the Registration Statement which may be examined without charge at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, NW, Washington, DC 20549. Copies thereof may be obtained from the Commission upon payment of the prescribed fees. Statements contained in this prospectus as to the contents of any contract, agreement, or other document referred to herein are not necessarily complete, and in each instance, if such contract, agreement or other document is filed as an exhibit to the Registration Statement, each such statement is qualified in all respects by reference to such exhibit.


     Upon completion of this offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information can be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, NW, Washington, DC 20549, and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Electronic filings made via EDGAR are publicly available through the Commission's Web site at http://www.sec.gov. Copies of such material can be obtained at prescribed rates by writing to the Public Reference Section of the Commission, Room 1024, 450 Fifth Street, NW Washington, DC 20549.

                               CALLNOW.COM, INC.


                         INDEX TO FINANCIAL STATEMENTS



                                                                                          PAGE
                                                                                      ------------
Independent Auditors' Reports .....................................................    F-2 - F-3
Balance sheets as of December 31, 1998 and 1997 and June 30, 1999 .................       F-4
Statements of operations for the years ended December 31, 1998, 1997 and 1996
 and for the six-month periods ended June 30, 1999 and 1998 .......................       F-5
Statements of stockholders' deficit for the years ended December 31, 1998, 1997
 and 1996 and for the six-month periods ended June 30, 1999 and 1998 ..............       F-6
Statements of cash flows for the years ended December 31, 1998, 1997 and 1996
 and for the six-month periods ended June 30, 1999 and 1998 .......................       F-7
Notes to financial statements .....................................................    F-8 - F-15

                         INDEPENDENT AUDITORS' REPORT



Board of Directors
CallNOW.com, Inc.
New York, New York


We have audited the accompanying balance sheets of CallNOW.com, Inc. as of December 31, 1998 and 1997, and the related statements of operations, stockholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CallNOW.com, Inc. at December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.


The accompanying financial statements have been prepared assuming that CallNOW.com, Inc. will continue as a going concern. As more fully described in
Note 1, the Company has incurred recurring operating losses, has a working capital deficiency, and has a net capital deficiency. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustment to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.



                                        HORTON & COMPANY, L.L.C.




April 28, 1999, except for Note 9 and the last paragraph of of Note 3, as to which the date is May 12, 1999

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




Board of Directors
CallNOW.com, Inc.


     We have audited the accompanying consolidated statements of operations, stockholders' equity and cash flows of CallNOW.com, Inc. (formerly Axicom Communications Group, Inc.) for the year ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and consolidated cash flows of CallNOW.com, Inc. for the year ended December 31, 1996, in conformity with generally accepted accounting principles.



     The statements of operations, stockholders' equity and cash flows for the year ended December 31, 1996 of CallNOW.com, Inc. (formerly Axicom Communications Group, Inc.), appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contain an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 1 to the financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.



                          ERNST & YOUNG LLP



New York, New York
June 6, 1997

                               CALLNOW.COM, INC.


                                BALANCE SHEETS




                                                                          DECEMBER 31,               JUNE 30,
                                                                 ------------------------------- ---------------
                                                                       1998            1997            1999
                                                                 --------------- --------------- ---------------
                             ASSETS
                                                                                                   (UNAUDITED)
Current assets:
 Cash ..........................................................  $      7,565    $    107,832    $    152,565
 Accounts receivable, net of allowances of $6,000 in 1998
   and $6,500 in 1997 ..........................................       122,700         267,274         109,556
                                                                  ------------    ------------    ------------
   Total current assets ........................................       130,265         375,106         262,121
Property and equipment, net of accumulated depreciation ........       512,303         277,835         565,558
Other assets ...................................................        36,785          33,704         441,385
                                                                  ------------    ------------    ------------
   Total assets ................................................  $    679,353    $    686,645    $  1,269,064
                                                                  ============    ============    ============
             LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
 Current portion of long-term debt .............................  $    128,688    $    114,204    $     85,333
 Accounts payable and accrued expenses .........................     1,034,382       1,584,176       1,446,505
 Loan payable-officer ..........................................        87,231         127,105          51,522
                                                                  ------------    ------------    ------------
   Total current liabilities ...................................     1,250,301       1,825,485       1,583,360
Long-term debt, net of current portion .........................        19,069         147,756         479,000
Other long-term liabilities ....................................     1,337,957              --       1,234,747
                                                                  ------------    ------------    ------------
   Total liabilities ...........................................     2,607,327       1,973,241       3,297,107
                                                                  ------------    ------------    ------------
Stockholders' deficit:
 Common stock, $.001 par value;
   50,000,000 shares authorized;
   3,875,000 shares issued and outstanding in 1998 and 1997;
   5,139,151 shares issued and outstanding in 1999 .............         3,875           3,875           5,139
 Additional paid-in capital ....................................       837,059         837,059       1,261,691
 Accumulated deficit ...........................................    (2,768,908)     (2,127,530)     (3,294,873)
                                                                  ------------    ------------    ------------
   Total stockholders' deficit .................................    (1,927,974)     (1,286,596)     (2,028,043)
                                                                  ------------    ------------    ------------
   Total liabilities and stockholders' deficit .................  $    679,353    $    686,645    $  1,269,064
                                                                  ============    ============    ============

                       See notes to financial statements

                               CALLNOW.COM, INC.


                           STATEMENTS OF OPERATIONS




                                                                                                 SIX-MONTH PERIODS
                                                      YEAR ENDED DECEMBER 31,                     ENDED JUNE 30,
                                           ---------------------------------------------   -----------------------------
                                                1998            1997            1996            1999            1998
                                           -------------   -------------   -------------   -------------   -------------
                                                                                                    (UNAUDITED)
Net sales ..............................    $2,295,202      $5,010,027      $1,674,955      $  542,689      $1,385,666
Cost of sales ..........................     1,681,978       4,293,524       1,276,934         390,587       1,101,200
                                            ----------      ----------      ----------      ----------      ----------
Gross profit ...........................       613,224         716,503         398,021         152,102         284,466
                                            ----------      ----------      ----------      ----------      ----------
Operating expenses:
 Administrative ........................       518,546         570,500         654,009         308,094         205,575
 Sales and marketing ...................       438,430         807,989         475,432         159,322         198,249
 Technical .............................       101,330         143,134         178,652          50,444          75,734
 Depreciation and amortization .........       105,860          53,651          19,568          76,437          36,840
                                            ----------      ----------      ----------      ----------      ----------
   Total operating expenses ............     1,164,166       1,575,274       1,327,661         594,297         516,398
                                            ----------      ----------      ----------      ----------      ----------
Loss from operations ...................      (550,942)       (858,771)       (929,640)       (442,195)       (231,932)
Interest expense .......................       (90,436)        (58,568)         (1,154)        (36,848)        (23,763)
Litigation settlement ..................            --              --              --         (46,922)             --
                                            ----------      ----------      ----------      ----------      ----------
Net loss ...............................    $ (641,378)     $ (917,339)     $ (930,794)     $ (525,965)     $ (255,695)
                                            ==========      ==========      ==========      ==========      ==========
Net loss per share .....................    $    (0.17)     $    (0.24)     $    (0.24)     $    (0.11)     $    (0.07)
                                            ==========      ==========      ==========      ==========      ==========
Weighted average common
 shares outstanding ....................     3,875,000       3,875,000       3,875,000       4,577,162       3,875,000
                                            ==========      ==========      ==========      ==========      ==========

                       See notes to financial statements

                               CALLNOW.COM, INC.


                      STATEMENTS OF STOCKHOLDERS' DEFICIT
                 YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
          AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 1999 AND 1998

 (INFORMATION FOR SIX-MONTH PERIODS ENDED JUNE 30, 1999 AND 1998 IS UNAUDITED)




                                                     COMMON STOCK          ADDITIONAL
                                                ----------------------      PAID-IN        ACCUMULATED
                                                   SHARES      AMOUNT       CAPITAL          DEFICIT            TOTAL
                                                -----------   --------   -------------   ---------------   ---------------
Balance, January 1, 1996, as restated
 for reverse acquisition accounting .........   3,055,525      $3,055     $  375,948      $   (279,397)     $     99,606
Shares issued during 1996 ...................     801,852         802        449,598                --           450,400
Net loss ....................................          --          --             --          (930,794)         (930,794)
                                                ---------      ------     ----------      ------------      ------------
Balance, December 31, 1996 ..................   3,857,377       3,857        825,546        (1,210,191)     $   (380,788)
Shares issued during 1997 ...................      17,623          18         11,513                --            11,531
Net loss ....................................          --          --             --          (917,339)         (917,339)
                                                ---------      ------     ----------      ------------      ------------
Balance, December 31, 1997 ..................   3,875,000       3,875        837,059        (2,127,530)       (1,286,596)
Net loss ....................................          --          --             --          (641,378)         (641,378)
                                                ---------      ------     ----------      ------------      ------------
Balance, December 31, 1998 ..................   3,875,000      $3,875     $  837,059      $ (2,768,908)     $ (1,927,974)
                                                =========      ======     ==========      ============      ============
Balance at January 1, 1998 ..................   3,875,000      $3,875     $  837,059      $ (2,127,530)     $ (1,286,596)
Net loss (unaudited) ........................          --          --             --          (255,695)         (255,695)
                                                ---------      ------     ----------      ------------      ------------
Balance at June 30, 1998 ....................   3,875,000      $3,875     $  837,059      $ (2,383,225)     $ (1,542,291)
                                                =========      ======     ==========      ============      ============
Balance at January 1, 1999 ..................   3,875,000      $3,875     $  837,059      $ (2,768,908)     $ (1,927,974)
Shares issued during 1999 ...................   1,264,151       1,264        424,632                --           425,896
Net loss (unaudited) ........................          --          --             --          (525,965)         (525,965)
                                                ---------      ------     ----------      ------------      ------------
Balance at June 30, 1999 ....................   5,139,151      $5,139     $1,261,691      $ (3,294,873)     $ (2,028,043)
                                                =========      ======     ==========      ============      ============

                       See notes to financial statements

                               CALLNOW.COM, INC.


                           STATEMENTS OF CASH FLOWS




                                                                       YEAR ENDED DECEMBER 31,
                                                            ----------------------------------------------
                                                                  1998            1997           1996
                                                            --------------- --------------- --------------
Net loss ..................................................   $  (641,378)    $  (917,339)    $ (930,794)
                                                              -----------     -----------     ----------
Adjustments to reconcile net loss to net cash
 provided by (used in) operating activities:
   Depreciation and amortization ..........................       105,860          53,651         19,568
   Bad debts ..............................................        59,458         197,109        113,000
   Consulting fees paid through issuance of stock .........            --          11,531             --
   Changes in operating assets and liabilities:
    Accounts receivable ...................................        85,116        (176,800)      (226,130)
    Other assets ..........................................        (3,081)         36,538        (86,832)
    Accounts payable ......................................      (549,794)        906,593        426,855
    Commissions payable ...................................            --              --         50,447
    Other long-term liabilities ...........................     1,137,957         (56,762)        56,762
                                                              -----------     -----------     ----------
      Net cash provided by (used in)
       operating activities ...............................       194,138          54,521       (577,124)
                                                              -----------     -----------     ----------
Cash flows from investing activities:
 Capital expenditures .....................................      (140,328)       (168,556)      (149,865)
                                                              -----------     -----------     ----------
      Net cash used in investing activities ...............      (140,328)       (168,556)      (149,865)
                                                              -----------     -----------     ----------
Cash flows from financing activities:
 Proceeds from long-term debt financing ...................            --         100,000        200,000
 Principal payments on loan obligations ...................      (114,203)        (38,040)            --
 Proceeds from officer loans (repayments) .................       (39,874)         88,647        100,000
 Proceeds from stock issuance .............................            --              --        450,400
                                                              -----------     -----------     ----------
      Net cash provided by (used in)
       financing activities ...............................      (154,077)        150,607        750,400
                                                              -----------     -----------     ----------
Net increase (decrease) in cash ...........................      (100,267)         36,572         23,411
Cash, beginning of period .................................       107,832          71,260         47,849
                                                              -----------     -----------     ----------
Cash, end of period .......................................   $     7,565     $   107,832     $   71,260
                                                              ===========     ===========     ==========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
       Interest paid ......................................   $    75,193     $    32,430     $       --
                                                              ===========     ===========     ==========



                                                                      SIX-MONTH
                                                                       PERIODS
                                                                   ENDED JUNE 30,
                                                            -----------------------------
                                                                 1999           1998
                                                            -------------- --------------
                                                                     (UNAUDITED)
Net loss ..................................................   $ (525,965)    $ (255,695)
                                                              ----------     ----------
Adjustments to reconcile net loss to net cash
 provided by (used in) operating activities:
   Depreciation and amortization ..........................       76,437         36,840
   Bad debts ..............................................        3,012             --
   Consulting fees paid through issuance of stock .........           --             --
   Changes in operating assets and liabilities:
    Accounts receivable ...................................       10,132        115,622
    Other assets ..........................................     (404,600)        (8,332)
    Accounts payable ......................................      412,123        144,544
    Commissions payable ...................................           --             --
    Other long-term liabilities ...........................     (103,210)            --
                                                              ----------     ----------
      Net cash provided by (used in)
       operating activities ...............................     (532,071)        32,979
                                                              ----------     ----------
Cash flows from investing activities:
 Capital expenditures .....................................     (129,692)       (34,400)
                                                              ----------     ----------
      Net cash used in investing activities ...............     (129,692)       (34,400)
                                                              ----------     ----------
Cash flows from financing activities:
 Proceeds from long-term debt financing ...................      479,000             --
 Principal payments on loan obligations ...................      (62,424)       (55,398)
 Proceeds from officer loans (repayments) .................      (35,709)       (27,000)
 Proceeds from stock issuance .............................      425,896             --
                                                              ----------     ----------
      Net cash provided by (used in)
       financing activities ...............................      806,763        (82,398)
                                                              ----------     ----------
Net increase (decrease) in cash ...........................      145,000        (83,819)
Cash, beginning of period .................................        7,565        107,832
                                                              ----------     ----------
Cash, end of period .......................................   $  152,565     $   24,013
                                                              ==========     ==========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
       Interest paid ......................................   $   36,848     $   23,763
                                                              ==========     ==========

                       See notes to financial statements

                               CALLNOW.COM, INC.

                         NOTES TO FINANCIAL STATEMENTS
                       DECEMBER 31, 1998, 1997 AND 1996

 (INFORMATION FOR SIX-MONTH PERIODS ENDED JUNE 30, 1999 AND 1998 IS UNAUDITED)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     This summary of significant accounting policies of CallNOW.com, Inc. (hereinafter "CallNOW" or the "Company") is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  BASIS OF PRESENTATION

     Effective April 6, 1999, pursuant to the terms of a plan of reorganization, American Ostrich Corporation ("AOC") acquired all of the outstanding common stock of AXICOM Communications Group, Inc. ("Axicom"), a New York corporation, in exchange for 3,875,000 unregistered shares of AOC's common stock. As a result of the transaction, the former shareholders of Axicom received shares representing an aggregate of 88% of AOC's outstanding common stock, resulting in a change in control of AOC. As a result of the merger, Axicom became the wholly-owned subsidiary of AOC. Simultaneously therewith, AOC amended its articles of incorporation to reflect a change in name to CallNOW.com, Inc. ("CallNOW"), a Delaware corporation. References to the "Company" refer to CallNOW together with its predecessor, Axicom.

     The acquisition of Axicom by AOC has been accounted for as a reverse acquisition. Under the accounting rules for a reverse acquisition, Axicom is considered the acquiring entity and AOC the acquired entity. As a result, historical financial statements presented for periods prior to the date of the transaction are those of Axicom. However, the capital structure has been retroactively restated to reflect the number of shares received by Axicom shareholders in the acquisition and AOC's par value. Under purchase method accounting, balances and results of operations of AOC (now CallNOW) will be included in the Company's financial statements from the date of the transaction, April 6, 1999.

     In the reverse acquisition, the Company recorded assets and liabilities at their historical cost basis which was deemed to approximate fair market value. The reverse acquisition transaction is treated as a non-cash transaction, except to the extent of cash acquired, since all consideration given was in the form of common stock. Pro forma results of operations (assuming the business combination had been effected in January 1997) are not presented because AOC was inactive for the periods presented. As a result, pro forma results of operations for the years ended December 31, 1998, 1997 and 1996, would be no different than the historical statements of operations presented herewith.

  INTERIM FINANCIAL REPORTING

     The unaudited financial statements for the six-month periods ended June 30, 1999 and 1998 reflect all adjustments which are, in the opinion of management, necessary to a fair statement of financial position, results of operations and cash flows of the interim periods presented.

  BUSINESS ACTIVITY

     The Company began operations in 1995 as Axicom Communications Group, Inc. which provided low cost international telephone service globally. The Company's principal operations were in providing

                               CALLNOW.COM, INC.

                         NOTES TO FINANCIAL STATEMENTS
                  DECEMBER 31, 1998, 1997 AND 1996 (CONTINUED)

 (INFORMATION FOR SIX-MONTH PERIODS ENDED JUNE 30, 1999 AND 1998 IS UNAUDITED)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

clients in overseas locations with low cost communication originated from a U.
S. switch. The vast majority of the Company's traffic is generated from small to mid-size businesses and individuals. In addition, the Company has been involved in wholesale arrangements with accounts in France and Hong Kong. The Company maintains a global presence in the form of representative offices in about fifteen countries and generates business in approximately equal portions from Europe, Latin America and the rest of the world.

     During 1997, the Company changed its principal strategy to that of providing multiple telephone services using the Internet. In 1998, the Company filed a patent for its proprietary Internet software which provides automated, instant sign-up for services, real-time monitoring of call detail reports, and on-line billing. The Company operates from its offices and switching facility in New York City's financial district.

     To market its services, CallNOW has developed an international affiliate network of Internet search engines, Web-based e-commerce retailers and telecom related Web sites where customers click for immediate sign up for global telephone services. Affiliates are compensated on a revenue sharing basis derived from the usage of customers that have signed up for service from their sites.


  GOING CONCERN

     The Company's initial capitalization provided the necessary funds to set up the platform to provide services for clients. The cash flows from results of operations were intended to be used for development and growth. The Company has incurred operating losses, has a working capital deficiency and a net capital deficiency as of December 31, 1998, 1997 and 1996. These conditions raise doubt about the Company's ability to continue as a going concern for the next fiscal year. Management's plans in regard to these matters include taking the Company public through the business combination described above, by raising additional capital through private placements of convertible debt and equity and through a planned public offering of the Company's common stock.

     REVENUE RECOGNITION

     The Company recognizes revenue on sales when services are performed.

     PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost and are depreciated on the straight-line basis using the estimated useful lives of the assets which range from three to ten years.

     INTERNET-ASSISTED RETURNCALL SOFTWARE

     During November 1998, the Company acquired the rights, including the copyright, to certain computer software and related documents. The software enables customers and the Company to perform a series of tasks in real time. Such procedures can be accessed from the Company's Internet Web site and interact with the Company's database and telecommunications switch in order to provide the following features:


o Automatic sign-up of customers, including

    o  Credit card authorization
    o  Customer account creation on the Company's database
    o Activation with the telecommunications switch to enable immediate access to the service

                               CALLNOW.COM, INC.

                         NOTES TO FINANCIAL STATEMENTS
                  DECEMBER 31, 1998, 1997 AND 1996 (CONTINUED)

 (INFORMATION FOR SIX-MONTH PERIODS ENDED JUNE 30, 1999 AND 1998 IS UNAUDITED)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

o Customer survey of country specific rates
o Customer review of call detail reports
o Automatic monthly invoicing to customers via e-mail
o Trigger call back service through the Internet


     The Company has submitted an application for a patent on this software.


     CONCENTRATION OF CREDIT RISK


     Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of accounts receivable. The Company's policies do not require collateral to support accounts receivable. However, because of the diversity and credit worthiness of individual accounts which compromise the total balance, management does not believe that the Company is subject to any significant credit risk.


     At December 31, 1998, the Company had accounts receivable from one customer which represented 18% of the accounts receivable balance at that date. At December 31, 1997, the Company had accounts receivable from one customer which represented 14% of the accounts receivable balance at that date.


     During 1998, two customers represented approximately 25% and 17%, respectively, of the Company's revenues. The same two customers accounted for approximately 49% and 12%, respectively, of the Company's revenues in 1997.


     FAIR VALUE OF FINANCIAL INSTRUMENTS


     The Company's receivables and payables are current and on normal terms and, accordingly, are believed by management to approximate fair value. Management also believes that long-term debt obligations approximate fair value when current interest rates for similar debt securities are applied.


     SUPPLEMENTARY DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES


     During the year ended December 31, 1998, the Company financed property and equipment purchases as follows:



       Property and equipment purchased .........    $  340,328
       Long-term liability incurred .............      (200,000)
                                                     ----------
       Capital expenditures .....................    $  140,328
                                                     ==========

  LOSS PER COMMON SHARE


     Loss per common share is computed by dividing the net loss applicable to common stockholders by the weighted average number of shares of common stock outstanding during the period.

                               CALLNOW.COM, INC.

                         NOTES TO FINANCIAL STATEMENTS
                  DECEMBER 31, 1998, 1997 AND 1996 (CONTINUED)

 (INFORMATION FOR SIX-MONTH PERIODS ENDED JUNE 30, 1999 AND 1998 IS UNAUDITED)

2. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:


                                                     DECEMBER 31,
                                              ---------------------------     JUNE 30,
                                                   1998           1997          1999
                                              -------------   -----------   ------------
                                                                             (UNAUDITED)
   Telecommunications equipment ...........    $  132,778      $ 128,750     $  132,778
   Software ...............................       541,411        205,111        666,122
   Office furniture and equipment .........        21,057         21,057         26,038
                                               ----------      ---------     ----------
                                                  695,246        354,918        824,938
   Less accumulated depreciation ..........      (182,943)       (77,083)      (259,380)
                                               ----------      ---------     ----------
   Net property and equipment .............    $  512,303      $ 277,835     $  565,558
                                               ==========      =========     ==========

3. LONG-TERM DEBT

     Long-term debt consists of the following:


                                                             DECEMBER 31,
                                                       ------------------------     JUNE 30,
                                                          1998          1997          1999
                                                       ----------   -----------   ------------
                                                                                   (UNAUDITED)
   Note to a finance company, payable in 30 equal
     monthly installments of $7,750, including
     principal and interest at 12%, through
     January 2000 ..................................    $ 94,033     $170,671       $ 52,141
   Note to a finance company, payable in monthly
     installments of $3,875, including interest at
     12%, through March 2000 .......................      53,724       91,289         33,192
   2% convertible debenture, due June 2004 .........          --           --        479,000
                                                        --------     --------       --------
                                                         147,757      261,960        564,333
   Less current portion ............................     128,688      114,204         85,333
                                                        --------     --------       --------
                                                        $ 19,069     $147,756       $479,000
                                                        ========     ========       ========

     As of December 31, 1998, maturities of long-term debt are as follows:




 YEAR ENDING
DECEMBER 31,
- ----------------
  1999 .........  $128,688
  2000 .........    19,069
                  --------
                  $147,757
                  ========

     The notes are secured by substantially all of the Company's assets and by the collateral assignment of life insurance on the lives of Messrs. Bardenheuer and Johnson in the amount of $250,000 each. In addition, the loans are subject to a number of affirmative and negative covenants. The Lender also received warrants to purchase up to 2.9% of the Company's common stock. Such warrants are exercisable for a period of ten years from the original date of the loans for total consideration of $999. Such warrants include anti-dilutive provisions.

     During May 1999, the above warrants were exercised, resulting in the issuance of 114,109 shares of the Company's common stock.

                               CALLNOW.COM, INC.

                         NOTES TO FINANCIAL STATEMENTS
                  DECEMBER 31, 1998, 1997 AND 1996 (CONTINUED)

 (INFORMATION FOR SIX-MONTH PERIODS ENDED JUNE 30, 1999 AND 1998 IS UNAUDITED)

4. OTHER LONG-TERM LIABILITIES

     Other long-term liabilities consist of the following:




                                                                  DECEMBER 31,
                                                           ---------------------------      JUNE 30,
                                                               1998           1997            1999
                                                           ------------   ------------   --------------
                                                                                           (UNAUDITED)
   Payable to an individual for purchase of
     Internet assisted ReturnCall software
     (Note 1). The liability is payable in four
     semi-annual installments of $43,750 and a fifth
     payment of $25,000 due 90 days thereafter.
     The first payment is due based on the
     delivery date of user manuals related to the
     software technology. As of April 28, 1999,
     such manuals had not been delivered.
     Therefore, the earliest date for the initial
     installment would be due no sooner than
     January 2000. However, $25,000 of this
     obligation was paid in March 1999 .................   $  200,000     $      --       $   175,000
   Payable to a trade creditor under a $700,000
     credit line. The trade credits are collateralized
     by a security interest in substantially all of the
     Company's assets. This trade payable was
     exchanged for a long-term convertible
     debenture subsequent to year-end (Note 9) .........      629,203            --           700,000
   Payable to a corporation in six quarterly
     installments of $50,000 without interest
     commencing August 1999 ............................           --            --           300,000
   Payable to a trade creditor under a $576,300
     credit line. This trade payable was exchanged
     for a long-term convertible debenture
     subsequent to year end (Note 9) ...................      576,297            --           576,297
                                                           ----------     ---------       -----------
                                                            1,405,500            --         1,751,297
   Less: current portion included in accounts
     payable ...........................................       67,543            --           516,550
                                                           ----------     ---------       -----------
                                                           $1,337,957     $      --       $ 1,234,747
                                                           ==========     =========       ===========

     At December 31, 1998, estimated maturities of other long-term liabilities are as follows:



 YEAR ENDING
DECEMBER 31,
- ----------------
  1999 .........    $   67,543
  2000 .........       573,020
  2001 .........       623,020
  2002 .........       141,917
                    ----------
                    $1,405,500
                    ==========

                               CALLNOW.COM, INC.

                         NOTES TO FINANCIAL STATEMENTS
                  DECEMBER 31, 1998, 1997 AND 1996 (CONTINUED)

 (INFORMATION FOR SIX-MONTH PERIODS ENDED JUNE 30, 1999 AND 1998 IS UNAUDITED)

5. LOAN PAYABLE--OFFICER

     Loan payable--officer represents an unsecured demand loan payable to one of the Company's officers. The loan bears interest at 12%. In addition, the Company is responsible for any interest and penalties incurred by the officer arising from unpaid tax liabilities resulting from a gain on marketable securities sold by the officer to fund the loan. Interest and other expenses incurred by the Company in connection with this loan totaled $12,093, $26,137 and $1,154 for 1998, 1997 and 1996, respectively.


6. STOCKHOLDERS' DEFICIT


  CAPITALIZATION

     As discussed in Note 1, on April 6, 1999, the Company issued 3,875,000 shares of its common stock in connection with the reverse acquisition of Axicom. The total shares of common stock issued and outstanding immediately subsequent to the business combination was 4,396,457. The capital structure for all periods presented has been retroactively restated to assume the capital structure of CallNOW. The number of common shares shown outstanding is based on the number of common shares received by shareholders of Axicom in connection with such reverse acquisition (3,875,000 shares).

     OPTIONS AND WARRANTS

     In addition to the options and warrants issued in conjunction with a long-term debt obligation (Note 3) and a consulting agreement (Note 7), the seller of software technology described in Note 1 was granted the right to receive 10,000 shares of the Company's common stock in lieu of a $25,000 payment.


7. COMMITMENTS AND CONTINGENCIES


  LEASE AGREEMENTS

     The Company leases office space and certain office equipment under non-cancelable operating lease agreements through 1999. Future minimum rental payments required under such agreements are as follows:




 YEAR ENDING                               EQUIPMENT
DECEMBER 31,              OFFICELEASES      LEASES
- ----------------------   --------------   ----------
  1999 ...............      $ 50,617       $ 26,015
  2000 ...............        56,250         25,946
  2001 ...............        56,250         23,197
  2002 ...............        18,750         15,806
                            --------       --------
                            $181,867       $ 90,964
                            ========       ========

     Total rental expense for all operating leases totaled $77,534, $71,068 and $49,600 for the years ended December 31, 1998, 1997 and 1996, respectively.

     CONSULTING AGREEMENT

     During 1998, the Company entered into a consulting agreement. Such agreement provides for compensation of $5,000 per month commencing August 1998. Such compensation increased to $10,000 per month effective March 1999. Compensation will be increased to $15,000 per month upon the Company achieving revenue of $1,000,000 per month.

                               CALLNOW.COM, INC.

                         NOTES TO FINANCIAL STATEMENTS
                  DECEMBER 31, 1998, 1997 AND 1996 (CONTINUED)

 (INFORMATION FOR SIX-MONTH PERIODS ENDED JUNE 30, 1999 AND 1998 IS UNAUDITED)


7. COMMITMENTS AND CONTINGENCIES (CONTINUED)

     In addition, the Company agreed to grant the consultant options to purchase 5% of the Company. Effective November 1998, options representing 2.5% of the Company were granted. These options are exercisable at $1 per share and vest in May 1999. The options include anti-dilutive provisions so that the number of options granted will be increased in the event of an equity financing so that the consultant maintains his 2.5% ownership position. Such additional options will be granted at the price of the equity financing and will vest six months after such financing. Additional options for another 2.5% of the Company will be granted at the next round of financing. Such options will be granted at the price of the financing and will vest twelve months after the financing. The consultant will be granted additional options (at the then stock price) upon subsequent financing over the next two years to prevent dilution of his 5% ownership. The options will remain in effect as long as the consultant remains with the Company and are exercisable over five years. In the event the consultant is terminated, the options will vest immediately.

     The consultant is also entitled to receive a $35,000 finder's fee for the extension of the $700,000 vendor credit line described in Note 4.

     SOFTWARE SUPPORT

     Effective November 1998, the Company entered into an agreement with a computer consultant to provide ongoing support and maintenance for its proprietary Internet-assisted ReturnCall software. This agreement is for a two-year period ending November 2000. The consultant receives a monthly fee of $5,000 for the support and maintenance services.

     FINANCIAL ADVISORY SERVICES

     During February 1999, the Company discussed an agreement for an individual to provide financial advisory services to the Company. Such services were to be rendered in connection with the possible business combination with a public company. Under the terms of the agreement, the advisor was to receive 5% of the fully-diluted shares of the Company, or its successor, upon consummation of such business combination, as well as a one-year consulting agreement for $60,000. While the agreement was not finalized, a potential liability exists.

     TELECOMMUNICATION SERVICES

     The Company routinely enters into agreements with long distance carriers to provide telecommunications services to the Company for its customer traffic at specified rates. Such agreements are typically short-term in duration and automatically renewable.

     LITIGATION

     The Company is the defendant in an arbitration proceeding concerning a 1997 agreement to purchase customer accounts from the claimant. The claimant alleges that the Company breached its agreement and is seeking relief in the amount of $90,272. The Company counter-claimed against the seller alleging fraud, negligent misrepresentation and breach of contract. During July 1999, the Company settled this arbitration and counter-claim for a total cost of $46,922.

     The Company is also a defendant in a litigation proceeding brought by a former vendor which supplied telecommunication switching service and customer billing and collection services. The 1996 suit claims that the Company owes the plaintiff $97,134 plus interest for such services. The Company has denied the allegations and filed a counterclaim alleging breach of contract, breach of fiduciary responsibilities and right of set-off based on the plaintiff's failure to bill and collect from the

                               CALLNOW.COM, INC.

                         NOTES TO FINANCIAL STATEMENTS
                  DECEMBER 31, 1998, 1997 AND 1996 (CONTINUED)

 (INFORMATION FOR SIX-MONTH PERIODS ENDED JUNE 30, 1999 AND 1998 IS UNAUDITED)


7. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Company's customers. During 1996, the plaintiff filed for bankruptcy. During July 1999, the litigation was settled at no cost to the Company.


8. INCOME TAXES


     The Company accounts for income taxes using the liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. There were no significant temporary differences leading to deferred tax assets or liabilities as of December 31, 1998 and 1997. Deferred tax assets arising from net operating loss carryforwards have been reduced to zero through valuation allowances.


9. SUBSEQUENT EVENTS


  CONVERTIBLE DEBENTURES


     Effective May 1999, two trade creditors agreed to exchange approximately $1,279,000 of trade credits for three-year, 5% convertible debentures. Interest only will be payable for the first six months. Thereafter, principal is payable in thirty equal monthly installments plus interest. In the event that the Company raises a minimum of $5,000,000 in debt or equity, each creditor has the right to have its debt and accumulated interest paid in four equal monthly installments. The debentures are convertible at any time, in whole or in part, at the option of the creditor, into common stock of the Company at a discount to the average closing bid price of the Company's stock for five trading days preceding the conversion, but not less than $7.06. Such conversion shares are subject to transfer restrictions under the Securities Act of 1933 and under the terms of the agreement. The Company agreed that upon the earlier of nine-months from the issuance of the convertible debenture, or the filing of any registration statement, that it will register all of the conversion shares, at the creditors' option.


     During March 1999, the Company sold $500,000 of 2% convertible debentures, due April 2004. The debentures and any unpaid interest thereon are convertible into shares of the Company's common stock at the option of the holders. The conversion price shall be the lesser of an amount which results in the debentures being converted into 12.5% of the fully diluted common stock or 80% of the average closing bid price for the Company's common stock for the seven trading days immediately preceding the conversion. Such shares issued in conversion shall not exceed 628,585 shares. The debentures contain anti-dilutive provisions. During May 1999, the debentures were converted in full into 628,585 shares of the Company's common stock.


     STOCK WARRANTS


     During May 1999, the warrants issued in tandem with the long-term debt described in Note 3 were exercised by the creditor.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

       WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR SALE OF COMMON STOCK MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THESE SHARES OF COMMON STOCK IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

                      -----------------------------------
                               TABLE OF CONTENTS

                                                   PAGE
                                                ---------
Prospectus Summary ..........................        3
Risk Factors ................................        8
Use of Proceeds .............................       20
Price Range of Our Common Stock .............       20
Dividend Policy .............................       21
Capitalization ..............................       21
Dilution ....................................       22
Selected Financial Data .....................       23
Management's Discussion and Analysis of
   Financial Condition and Results of
   Operations ...............................       24
Business ....................................       29
Management ..................................       45
Related Party Transactions ..................       50
Principal and Selling Stockholders ..........       52
Description of Securities ...................       54
Shares Eligible for Future Sale .............       57
Underwriting ................................       58
Legal Matters ...............................       60
Experts .....................................       60
Additional Information ......................       60
Financial Statements ........................      F-1

                      -----------------------------------
       UNTIL    , 1999 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               4,164,891 SHARES





                                    [LOGO]





                               CALLNOW.COM, INC.





                                 COMMON STOCK





                 --------------------------------------------
                                   PROSPECTUS
                 --------------------------------------------

                              KAUFMAN BROS., L.P.


                             JOHN G. KINNARD & CO.




                                      1999

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses of this offering are as follows:


   S.E.C. Registration Fee (1) ................................       13,603.74
   N.A.S.D. Filing Fee (1) ....................................        5,111.44
   Nasdaq National Market System Qualification Fee ............
   Representative's Non-Accountable Expense Allowance .........
   Accounting Fees ............................................
   Legal Fees and Expenses ....................................
   Blue Sky Qualification Fees and Expenses ...................
   Printing and Engraving .....................................
   Transfer Agent's Fees and Expenses .........................
   Miscellaneous Expenses .....................................
                                                                    -----------
    Total .....................................................     $

- ----------
(1)   Assuming a public offering price of $8.00 per share.


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Registrant's certificate of incorporation limits the liability of the Registrant's directors to the maximum extent permitted by Delaware law. Delaware law provides that a director of a corporation will not be personally liable for monetary damages for breach of that individual's fiduciary duties as a director except for liability for (i) a breach of the director duty of loyalty to the corporation or its stockholders, (ii) any act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law, (iii) unlawful payments of dividends or unlawful stock repurchases or redemption, or (iv) any transaction from which the director derived an improper personal benefit.

     This limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or recission.

     Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers, as well as other employees and individuals, against attorneys fees and other expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person was or is a party or is threatened to be made a party by reason of such person being or having been a director, officer, employee or agent of the corporation. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

     The Registrant's certificate of incorporation and bylaws provide that the Registrant is required to indemnify its directors and officers to the maximum extent permitted by law. The Registrant's bylaws also require the Registrant to advance expenses incurred by an officer or director in connection with the defense of any action or proceeding arising out of that party's status or service as a director of officer of the Registrant or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if serving as such at the Registrant's request. The Registrant has procured insurance on behalf of any director or officer for any liability arising out of his or her actions in a representative capacity.

     Reference is also made to the Underwriting Agreement to be filed as
Exhibit 1.1 to this Registration Statement for information concerning the underwriters' obligation to indemnify the Registrant and its officers and directors in certain circumstances.

ITEM 15.

 Recent Sales of Unregistered Securities

     Since September 15, 1996, the Registrant issued and sold the following securities:

     In December 1996, Axicom entered into a loan agreement with New York Community Investment Company L.L.C. ("NYCIC"). As part of such agreement, Axicom issued warrants to purchase 74,665 shares of Axicom common stock at an aggregate exercise price of $999. The issuance of the warrants was exempt from registration pursuant to Section 4 (2) of the Securities Act of 1933, as amended (the "Securities Act"). The warrant was exercised in April 1999 and, as a result of the Axicom-American Ostrich transaction, NYCIC received 114,109 shares of CallNOW.com stock.

     From November 1998 to the present, the Registrant granted an aggregate of 282,825 options to Chris Seelbach pursuant to his Consulting/Employment Agreement. Of these 282,825 options, 5,870 have an exercise price of $0.01 per share, 31,429 have an exercise price of $0.795 per share, 193,750 have an exercise price of $1.00 per share, 17,183 have an exercise price of $1.39 per share and 34,593 have an exercise price of $2.75 per share. The issuance of these options was exempt from registration pursuant to Section 4(2) of the Securities Act.

     On March 30, 1999, American Ostrich Company issued 12,555,317 shares of its common stock to Jenson Services, Inc. a Utah corporation and financial consulting firm in exchange for $37,500. In April 1999, American Ostrich Company declared a 32,000 to one reverse stock split (17,400 shares post-split). This issuance was exempt from registration pursuant to Section 4(2) of the Securities Act.

     On April 6, 1999, Axicom issued $500,000 principal amount 2% Convertible Debenture due April 2004 to GEM France, S.A. ("GEM") in exchange for $500,000 in cash. The issuance of this Convertible Debenture was exempt from registration pursuant to Rule 504 promulgated under the Securities Act. GEM subsequently assigned $50,000 principal amount of this $500,000 Convertible Debenture to Turbo International Inc. ("Turbo"). In April 1999, GEM and Turbo converted these Convertible Debentures into 628,585 shares of the Registrant's common stock which shares were issued under exemptions from registration pursuant to Rule 504 promulgated under the Securities Act.

     In April 1999, American Ostrich Company, a Delaware corporation whose stock was publicly traded on the Over The Counter Bulletin Board, acquired all of the issued and outstanding common stock of Axicom (the "Acquisition"). In consideration of the Acquisition, Axicom's shareholders received 3,875,000 shares of American Ostrich Company common stock. In addition, GEM Global Fund received warrants to purchase 251,433 shares of American Ostrich Company common stock at an exercise price of $.01 per share as a fee for arranging for and structuring the Acquisition.

     On April 6, 1999, American Ostrich Company also issued warrants to purchase its common stock at an exercise price of $.01 per share to the following companies for services rendered as finder's fees:



  Cicero Cinzano Ltd.              Warrant to purchase 40,000 shares
  Camisado Venturos Ltd.           Warrant to purchase 69,852 shares
  Out Back Ltd.                    Warrant to purchase 69,852 shares
  New York, New York, Ltd.         Warrant to purchase 54,328 shares

     All of the foregoing warrants to purchase in the aggregate 485,465 shares of common stock of the Registrant were exercised in April 1999 and the shares were issued pursuant to Rule 504.

         In June 1999, the Registrant issued a $479,000 principal amount 2% Convertible Debenture due June 2004 plus a Warrant to purchase 100,000 shares of the Registrant's common stock at an exercise price of $.01 per share, to GEM Investments Ltd. in exchange for $479,000 in cash. In September 1999, GEM Investments Ltd. converted this Debenture into 343,662 shares of the Registrant's common stock and exercised the Warrant to purchase 100,000 shares of the Registrant's common stock. All such shares were issued pursuant to Rule 504 promulgated under the Securities Act.

     In July 1999, the Registrant sold an aggregate of 545,454 shares of its common stock to Eden Capital Fund Limited and Upper Brook Ltd. at a price of $2.75 per share. These shares were issued pursuant to Section 4(2) of the Securities Act, including Regulation D promulgated thereunder.

     In connection with the purchase of technology by the Registrant, the Registrant paid a combination of cash and stock, including the issuing of 30,000 shares and 10,000 shares of its common stock to Mr. Martin Casanova and Mr. Guibert Englebienne, in July 1999 and September 1999, respectively.

     In September 1999, the Registrant sold 9,090, 36,400, 10,000 and 90,909 shares of its common stock to Robert Tolmach, Jr., David Ford, Peter Williams and ROPART Investments LLC, respectively, at a price of $2.75 per share. These shares were issued pursuant to Section 4(2) of the Securities Act, including Regulation D promulgated thereunder.


ITEM 16. EXHIBITS


         (a) Exhibits:
 1       Form of Underwriting Agreement.
 3.1     Certificate of Incorporation of Registrant, dated April 8, 1999.
 3.1a    Certificate of Ownership and Merger of American Ostrich Corporation, a Utah corporation, into
         CallNOW.com, Inc., a Delaware corporation.
 3.2     Bylaws of Registrant.
 4.1     Form of specimen Common Stock Certificate of Registrant.*
 4.2     5% Convertible Debenture Due August 31, 2002, issued to New Media Corporation, in the principal amount of $576,300.
 4.3     5% Convertible Debenture Due August 26, 2002, issued to Facilicom International, Inc., in the principal amount of $700,000.
 4.4     Form of Lock-up Agreement.
 4.5     Form of Representatives' Warrants.
 5.1     Opinion of Stairs Dillenbeck Finley & Merle, as to legality of the securities being offered hereby.*
 5.2     Opinion of Swidler Berlin Shereff Friedman, LLP.*
10.1     Sale of Technology Agreement, dated November 30, 1998, by and between AXICOM
         Communications Group, Inc. ("Axicom") and Mr. Guibert Englebienne.*
10.2     Consulting/Employment Agreement, dated November 1, 1998, between Axicom and Mr. Chris
         Seelbach.
10.3     Consulting Agreement dated as of November 30, 1998, between Mr. Guibert Englebienne and
         Axicom.*
10.4     Asset Purchase Agreement made as of May 19, 1999, between Buttle & Tuttle Ltd and Registrant.
10.5     Agreement dated March 2, 1999, between Lloyd Layton Golding and Christian Bardenheuer;
         Axicom.*
10.6     Loan Agreement between Axicom and New York Community Investment Company L.L.C., dated
         December 27, 1996.
10.7     Security Agreement made on December 27, 1996, between Axicom and New York Community
         Investment Company L.L.C.
10.8     Promissory Notice, dated December 27, 1996, made by Axicom to New York Community Investment
         Company L.L.C. in the face amount of $200,000.
10.9     Promissory Note, dated March   , 1997, made by Axicom to New York Community Investment
         Company L.L.C. in the face amount of $100,000.

10.10      Lease Agreement, dated as of March 25, 1999, between Fifty Broad Street, Inc. and Fifty New
           Street, Inc. and Axicom (Re: Room 520 in the building known as 50 Broad St.)*
10.11      Lease Agreement, dated as of March 25, 1999, between Fifty Broad Street, Inc. and Fifty New
           Street, Inc. and Axicom (Re: Room 501 in the building known as 50 Broad St.)*
10.12      Agreement, dated May 12, 1999, between Lycos-Bertelsmann GmbH and Registrant.*
10.13      Agreement, dated May 26, 1999, between Lycos Japan and Registrant.*
10.14      International Carrier Voice Service Agreement, dated October 14, 1997, between Facilicom
           International, L.L.C. and Axicom.*
10.15      Long Distance Reseller Service Agreement, dated April 6, 1999, between Interoute, Inc. and
               Axicom.*
10.16      Carrier Services Agreement, dated June 21, 1999, between International Telecom, Inc. and
           Registrant.*
10.17      1999 Stock Option Plan.
10.18      Form of Agreement With Respect to Option Grant.
10.19      Employment Agreement, dated as of      , 1999, between the Registrant and Ann K.
               McShea.*
10.20      Employment Agreement, dated as of July 28, 1999, between the Registrant and Martin Casanova.*
10.21      Employment Agreement, dated as of June 1, 1999, between the Registrant and Josune Garcia
           Yauguas.
10.22      Sale of Technology Agreement, dated July 28, 1999, between the Registrant and Smart Software.*
10.23      Stock Purchase Agreement, dated September 16, 1999, between the Registrant and ROPART
           Investments LLC.
10.24      Letter Agreement, dated September 16, 1999, between the Registrant and ROPART Investments
           LLC.
10.25      Stock Purchase Agreement, dated July 30, 1999, by and among the Registrant, Upper Brook Ltd.
           and Eden Capital Fund Limited.*
21         Subsidiaries.
23.1       Consent of Ernst & Young, L.L.P. (included on page II-7)
23.2       Consent of Horton & Company, L.L.C. (included on page II-8)
23.3       Consent of Stairs Dillenbeck Finley & Merle (included in Exhibit 5.1).
23.4       Independent Auditors' Report on Other Financial Information.
24         Power of Attorney (included on Page II-6).
27.1       Financial Data Schedule for twelve months ended December 31.
27.2       Financial Data Schedule for six months ended June 30.

- ----------
*     To be filed by amendment.


     (b) Financial Statement Schedules:

99     Schedule II -- Valuation and Qualifying Accounts.


ITEM 17. UNDERTAKINGS.

     Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant for expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


     Registrant hereby further undertakes:


     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:


   (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;


   (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424 (b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.


   (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.


     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


     (3) To remove from registration by means of a post-effective amendment any securities being registered which remain unsold at the termination of the offering.


     (4) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.


     (5) That, for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement for the securities offered in the registration statement, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of these securities.

                                  SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, STATE OF NEW YORK, ON THE 29TH DAY OF SEPTEMBER, 1999.

                                      CallNOW.com, Inc.


                                      By: /s/ Christian Bardenheuer
                                          ------------------------------------
                                          Christian Bardenheuer
                                          Chairman of the Board of Directors
                                          and Chief Executive Officer


                               POWER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Christian Bardenheuer and Christopher
R. Seelbach, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same, as fully, for all intents and purposes, as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.




           SIGNATURE                              TITLE                            DATE
- ------------------------------   ---------------------------------------   -------------------
 /s/ Christian Bardenheuer       Chairman of the Board of Directors,       September 29, 1999
 ---------------------------     Chief Executive Officer and Director
 Christian Bardenheuer           (Principal Executive Officer)

 /s/ Christopher R. Seelbach     Chief Operating Officer, Acting Chief     September 29, 1999
 ---------------------------     Financial Officer and Director
 Christopher R. Seelbach         (Principal Financial and Accounting
                                 Officer)

 /s/ Warner R. Johnson, Jr.      President and Director                    September 29, 1999
 ---------------------------
 Warner R. Johnson, Jr.

 /s/ Edward Cabot                Director                                  September 29, 1999
 ---------------------------
 Edward Cabot

 /s/ Todd A. Goergen             Director                                  September 29, 1999
 ---------------------------
 Todd A. Goergen

 /s/ Robert S. Tolmach, Jr.      Director                                  September 29, 1999
 ---------------------------
 Robert S. Tolmach, Jr.

                        CONSENT OF INDEPENDENT AUDITORS




CallNOW.com, Inc.
New York, New York


We consent to the reference to our firm under the caption "Experts" and to the use of our report dated June 6, 1997, in the Registration Statement (Form S-1) and related Prospectus of CallNOW.com, Inc. (formerly Axicom Communications Group, Inc.) for the registration of shares of its common stock.



                     /s/  Ernst & Young LLP
                    -------------------------------
                          ERNST & YOUNG LLP



New York, New York
September 28, 1999

                        CONSENT OF INDEPENDENT AUDITORS


     We hereby consent to the use in the Prospectus constituting part of this Registration Statement on Form S-1 of our report dated April 28, 1999, except for Note 9 and the last paragraph of Note 3, as to which the date is May 12, 1999, relating to the consolidated financial statements of CallNow.com Inc., which appears in such Prospectus. We also consent to the references to us under the headings "Experts" in such Prospectus.


                                        /S/ HORTON & COMPANY, LLC




Wayne, New Jersey
September 29, 1999